As filed with the Securities and Exchange Commission on May 25, 2004
Registration No. 333-111193

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 5

TO
Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Peninsula Pharmaceuticals, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2834	94-3390392
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1751 Harbor Bay Parkway

Alameda, CA 94502
(510) 747-3900
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

PAUL F. TRUEX

PRESIDENT AND CHIEF EXECUTIVE OFFICER
PENINSULA PHARMACEUTICALS, INC.
1751 HARBOR BAY PARKWAY
ALAMEDA, CA 94502
(510) 747-3900
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Barclay James Kamb, Esq. Laura A. Berezin, Esq. Cooley Godward LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306-2155 (650) 843-5000	John A. Fore, Esq. Kathleen D. Rothman, Esq. Wilson Sonsini Goodrich & Rosati, Professional Corporation 650 Page Mill Road Palo Alto, CA 94303 (650) 493-9300

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☐

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement number for the same offering.    ☐

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

    If delivery of the Prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 25, 2004

5,750,000 Shares

Common Stock

          Prior to the offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $12.00 and $14.00 per share. Our common stock has been approved for quotation on The Nasdaq National Market under the symbol “PPRX.”

          The underwriters have an option to purchase a maximum of 862,500 additional shares to cover over-allotments of shares.

          Investing in our common stock involves risks. See “Risk Factors” on page 8.

		Underwriting	Proceeds to
	Price to	Discounts and	Peninsula
	Public	Commissions	Pharmaceuticals

Per Share	$	$	$
Total	$	$	$

          Delivery of the shares of common stock will be made on or about                               , 2004.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston

Piper Jaffray

Citigroup

First Albany Capital

The date of this prospectus is                               .

PROSPECTUS SUMMARY
THE OFFERING
SUMMARY FINANCIAL DATA
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
PRINCIPAL STOCKHOLDERS
CERTAIN TRANSACTIONS
SHARES ELIGIBLE FOR FUTURE SALE
DESCRIPTION OF CAPITAL STOCK
UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
INDEX TO FINANCIAL STATEMENTS
REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
EXHIBIT 10.16
EXHIBIT 23.1

      You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate as of the date of this document.

Dealer Prospectus Delivery Obligation

      Until                     , 2004 (25 days after the commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, particularly “Risk Factors” and our consolidated financial statements and related notes appearing in the back of this prospectus, before making an investment decision. The name Peninsula Pharmaceuticals® and our logo are our trademarks. All other trademarks or tradenames referred to in this prospectus are the property of their respective owners. References in this prospectus to “we,” “us” and “our” refer to Peninsula Pharmaceuticals, Inc.

Our Company

      Peninsula Pharmaceuticals is a biopharmaceutical company focused on developing and commercializing antibiotics to treat life-threatening infections. Our lead antibiotic candidate, doripenem for injection, is in late stage clinical trials for the treatment of serious bacterial infections in hospitalized patients. In August 2003, we completed our phase II trial of doripenem for injection in complicated urinary tract infections, including pyelonephritis, a serious kidney infection. Based on the data generated in this trial, we initiated phase III trials for this product candidate in complicated urinary tract infections, including pyelonephritis, and complicated intra-abdominal infections in December 2003 and March 2004, respectively, and plan to initiate a phase III trial for this product candidate for nosocomial pneumonia (including ventilator-associated pneumonia) in the first half of 2004. We also have two additional antibiotics in development: doripenem for inhalation for the management of pulmonary infections in cystic fibrosis patients, and PPI-0903 (formerly TAK-599), an intravenous broad-spectrum antibiotic for the treatment of severe and difficult to treat infections. We initiated a phase I trial for doripenem for inhalation in the United Kingdom in January 2004 and a phase I trial for PPI-0903 in the United Kingdom in May 2004. In our preclinical studies, our product candidates have demonstrated various characteristics, such as increased potency and a broad spectrum of activity, that we believe could make them attractive treatment options in our target markets. However, the efficacy and safety of each of our product candidates must be established in expanded clinical trials in a broader patient population to the satisfaction of the U.S. Food and Drug Administration, or FDA, which must approve our products before commercialization in the United States. We have assembled a senior management team with over 100 years of collective experience in the development and commercialization of anti-infective products. We intend to leverage our expertise in infectious diseases to expedite the clinical development of our product candidates and to acquire, develop and commercialize new antibiotics with superior efficacy and safety profiles.

Our Market Opportunity

      According to IMS Health Incorporated, or IMS, the worldwide market for anti-infectives was $26 billion in 2002. Antibiotics, the largest segment of the anti-infective market, are used to treat bacterial infections. Antibiotics are delivered primarily via three modes of administration: intravenous, inhalation and oral. We are focusing our development and commercialization efforts on intravenous and inhaled antibiotics, which are used to treat the most serious and difficult to treat infections, including those found in the hospital setting or in patients with other underlying diseases. According to IMS, sales of intravenous antibiotics in 2002 were approximately $8.9 billion worldwide. We are aware of only one approved inhaled antibiotic on the market in the United States for the management of bacterial infections in CF patients, tobramycin for inhalation, or TOBI. TOBI generated approximately $150 million in worldwide sales in 2002. Because we do not have the right to commercialize our product candidates in all countries worldwide, our target markets are smaller than those indicated by these sales figures.

      We believe that the market for the treatment of life-threatening infections is an attractive opportunity for several reasons, including:

•	growing incidence of drug resistant bacterial strains that do not respond adequately to currently marketed antibiotics;

•	animal models used in the preclinical testing of antibiotics have historically been predictive of how these antibiotics will perform in humans;

•	the clinical development and regulatory processes for antibiotics are relatively well defined; and

•	the ability to address this market with a targeted sales force.

Our Product Portfolio

      We are developing a pipeline of product candidates focused on the treatment of life-threatening bacterial infections. We have in-licensed exclusive rights to develop and commercialize doripenem products in the United States, Canada, Mexico, Puerto Rico, and all countries in South America and Europe from Shionogi & Co., Ltd. and exclusive worldwide rights, except in Japan, to develop and commercialize PPI-0903 products from Takeda Chemical Industries, Ltd. All of our product candidates belong to known classes of antibiotics that have well-understood mechanisms of antibiotic action and for which the clinical development path is relatively well-defined by guidelines established by the FDA.

Doripenem for Injection

      Our lead product candidate, doripenem for injection, is a new member of the carbapenem class of beta-lactam antibiotics. According to IMS, beta-lactam antibiotics were the largest class of antibiotics in the world based on 2002 sales. The clinical utility of some beta-lactams has been reduced due to the emergence of drug-resistant bacteria and lack of activity against a broad spectrum of hospital bacteria. Carbapenems, the newest class of beta-lactam antibiotics, have been in use for almost 20 years and are effective in the treatment of life-threatening infections due to their broad spectrum of activity and potency. However, the use of many older carbapenems has been limited for a number of reasons, including their association with safety concerns, their propensity to accelerate the emergence of resistant bacteria, a narrow range of approved indications, and sub-optimal dosing and administration. Based on the results of our preclinical studies and early clinical trials and the preclinical studies and clinical trials conducted by Shionogi & Co., Ltd., we believe that doripenem for injection possesses several characteristics that may make it an attractive option for the treatment of serious bacterial infections in the hospital setting, including:

•	broad spectrum of activity and potency against drug-resistant hospital bacteria;

•	a reduced propensity to induce drug resistance;

•	an acceptable safety profile; and

•	the ability to administer the compound over a long period of time which could improve the treatment of the most serious, complicated infections.

      As these characteristics were observed in preclinical studies and early clinical trials, the efficacy and safety of doripenem for injection must be demonstrated in later, large scale clinical trials to the satisfaction of the FDA, which must approve this product before commercialization in the United States. We have recently commenced phase III trials for this purpose.

      In August 2003, we completed our phase II, 121-patient, multi-center trial evaluating doripenem for injection in the treatment of complicated urinary tract infections, including pyelonephritis. This phase II trial generated results showing that doripenem for injection is comparable to historical controls, a compilation of data from many previous antibiotic clinical trials with similar designs and endpoints, in treating the bacterial infections studied in the trial. The historical control data was obtained from peer-reviewed and published scientific literature, and included clinical trials involving some of our potential competitors. Although the phase II trial produced positive results, these results do not provide definitive statistical evidence of safety or efficacy that are required for FDA approval. After discussing the trial results and our phase III trial design with the FDA, we initiated phase III clinical trials for doripenem for injection in complicated urinary tract infections and complicated intra-abdominal infections in December 2003 and March 2004, respectively. We also intend to initiate a phase III clinical trial for doripenem for injection in nosocomial pneumonia (including ventilator-associated pneumonia) in the first half of 2004. We cannot be certain that the results we observed in our phase II trial will be confirmed by the phase III trials or that the results of any of our trials will support FDA approval of doripenem for injection.

      Shionogi & Co., Ltd. has completed phase III trials of doripenem for injection in Japan and recently submitted an application for regulatory approval with the Japanese Ministry of Health, Labor and Welfare. We intend to evaluate and use the data generated by these trials to support our development and regulatory approval efforts.

Doripenem for Inhalation

      Our second product candidate, an inhaled version of doripenem, is being developed for the management of pulmonary infections in patients with cystic fibrosis, or CF. CF patients typically experience chronic bacterial infections of the lungs due to Pseudomonas aeruginosa and Burkholderia cepacia — two of the most difficult to treat bacteria. These bacterial infections are associated with intense inflammatory responses that damage airways and, over time, lead to a significant reduction in lung function. TOBI has been approved by the FDA for the management of pulmonary infections in CF patients. However, with continuous use, some bacteria have developed resistance to this inhaled antibiotic. As a result, TOBI must be administered in alternating 28-day cycles to slow the development of resistant bacteria. CF patients typically experience disease progression during the 28-day cycles when the patient is not receiving TOBI therapy. Based on our evaluation of doripenem for inhalation in preclinical safety and efficacy models, we believe that doripenem for inhalation has several characteristics which may make it appropriate for the management of pulmonary infections in CF patients, including:

•	increased potency against the most prevalent bacteria causing lung infections in CF patients, specifically P. aeruginosa and B. cepacia;

•	a reduced propensity of inducing drug resistance; and

•	chemical properties that are suitable for delivery to deep-lung tissue.

      As these characteristics were observed in preclinical studies, the efficacy and safety of doripenem for inhalation must be demonstrated in both early stage and large scale clinical trials to the satisfaction of the FDA, which must approve this product before commercialization in the United States.

      We have conducted extensive preclinical efficacy and safety studies evaluating doripenem for inhalation in animal models. In these studies, doripenem demonstrated superior activity against both P. aeruginosa and B. cepacia compared to aztreonam, ceftazidime and tobramycin, compounds with well-characterized activity against these bacteria. Based on these results, we initiated a phase I clinical trial in the United Kingdom in January 2004 to assess the safety and tolerability of doripenem for inhalation.

PPI-0903

      Our third product candidate, PPI-0903, is a member of the cephalosporin class of beta-lactam antibiotics. Cephalosporins are the most widely-used class of beta-lactam antibiotics. However, currently available cephalosporins are ineffective against several drug resistant Gram-positive bacteria strains that have emerged in the hospital setting, particularly methicillin-resistant Staphylococcus aureus (a difficult to treat species of bacteria that is resistant to many commonly used antibiotics), or MRSA, and penicillin-resistant Streptococcus pneumoniae, or PRSP. Bacteria are classified as either Gram-positive or Gram-negative depending on the permeability of the bacteria’s cell wall to the stain commonly used to identify unknown bacterial cultures. This classification is important because many antibiotics are only effective against either Gram-positive or Gram-negative bacteria. Although newer non-cephalosporin antibiotics have been recently introduced to address these limitations, these products have other drawbacks, including weak bacterial killing activity, lack of activity against Gram-negative bacteria and dose-limiting side effects. Based on our preclinical studies to date, we believe that PPI-0903 may have several characteristics which could make it an attractive treatment option for use in the hospital setting, including:

•	activity against multi-drug resistant Gram-positive bacteria, including MRSA and PRSP;

•	activity against common Gram-negative bacteria; and

•	an acceptable safety profile.

      As these characteristics were observed in preclinical studies, the efficacy and safety of PPI-0903 must be demonstrated in both early stage and large scale clinical trials to the satisfaction of the FDA, which must approve this product before commercialization in the United States.

      We and Takeda Chemical Industries, Ltd. have completed extensive efficacy and safety studies on PPI-0903 in various animal models. In these preclinical models, PPI-0903 demonstrated broad antibacterial potency against Gram-positive and Gram-negative bacteria, including drug resistant Gram-positive bacteria such as MRSA and PRSP. Based on these results, we initiated a phase I trial in the United Kingdom in May 2004 to evaluate the safety and tolerability of PPI-0903 in healthy subjects. We currently plan to develop PPI-0903 for the treatment of serious infections in hospitalized patients, including complicated skin and skin-structure infections, community-acquired pneumonias and hospital-acquired pneumonias.

Our Strategy

      Our goal is to create a biopharmaceutical company that develops and commercializes antibiotics that offer improved efficacy, dosing and safety characteristics over existing antibiotics. The key elements of our strategy are to:

•	complete the clinical development of our lead product candidate, doripenem for injection;

•	advance our other product candidates, doripenem for inhalation and PPI-0903, into later stage clinical trials;

•	apply our management and clinical expertise in developing and commercializing antibiotics and other anti-infective therapeutics; and

•	selectively seek to acquire and develop additional antibiotics with superior profiles.

      If our products are approved, we intend to build our own sales force to market our products in North America, and may build our own sales force or partner with third parties to commercialize our products in other parts of the world. Shionogi & Co., Ltd. and Takeda Chemical Industries, Ltd. currently supply us with our development requirements of doripenem and PPI-0903, respectively.

Risks Associated with Our Business

      Our business is subject to numerous risks, which are highlighted in the section entitled “Risk Factors” immediately following this prospectus summary. In particular, we have not received regulatory approval for, or received revenue from, any of our product candidates. Moreover, our belief regarding the advantages of our product candidates, including that our product candidates have favorable safety profiles or have antibacterial activity at least comparable to historical controls, is based on clinical and preclinical trials conducted to date, and further clinical trials may demonstrate contrary results. Furthermore, all of our data is subject to review by the FDA which may disagree with our conclusions. Because doripenem for injection has only completed phase II clinical trials and our other product candidates are in phase I clinical development, we presently have no sources of revenue and we do not expect to generate revenue for the foreseeable future, if at all. From inception through March 31, 2004, we incurred net losses allocable to common stockholders totaling approximately $87.0 million and we expect to incur increasing net losses for the foreseeable future.

Other Information

      We were incorporated in Delaware in February 2001. The address of our principal executive office is 1751 Harbor Bay Parkway, Alameda, CA 94502 and our telephone number is (510) 747-3900. Our website address is “www.peninsulapharm.com.” We do not incorporate the information on our website into this prospectus, and you should not consider it part of this prospectus.

THE OFFERING

Common stock offered by us	5,750,000 shares

Common stock to be outstanding after the offering	23,156,484 shares

Use of proceeds	We expect to use the net proceeds to continue the development of our product candidates and for other general corporate purposes. We may also use the net proceeds to acquire additional product candidates.

Nasdaq National Market symbol	PPRX

      The number of shares to be outstanding immediately after the offering is based on the number of shares outstanding as of March 31, 2004, and excludes:

•	shares of our common stock issuable upon exercise of options outstanding under our 2001 Stock Plan, of which 1,333,681 were outstanding at March 31, 2004, with a weighted average exercise price of $1.62 per share;

•	shares of our common stock available for future grant or issuance under our 2001 Stock Plan, of which 686,923 were available at March 31, 2004; and

•	1,833,333 shares of common stock to be available for future grant or issuance under our 2003 Equity Incentive Plan and 2003 Non-Employee Directors’ Stock Option Plan.

The 2003 Equity Incentive Plan and the 2003 Non-Employee Directors’ Stock Option Plan will become effective upon the effectiveness of this offering. Any remaining shares available for issuance under our 2001 Stock Plan upon the closing of this offering will be added to the shares reserved for future grant or issuance under our 2003 Equity Incentive Plan.

      Unless specifically stated, all information contained in this prospectus:

•	gives effect to a 1-for-3 reverse split of our common stock completed on February 17, 2004;

•	gives effect to the automatic conversion of 15,306,541 outstanding shares of our convertible preferred stock into 15,306,541 shares of common stock upon the closing of this offering;

•	assumes no exercise of the underwriters’ over-allotment option; and

•	assumes the filing of our amended and restated certificate of incorporation immediately following the closing of this offering.

SUMMARY FINANCIAL DATA

      The summary financial data for the period from inception (February 6, 2001) to December 31, 2001, and the years ended December 31, 2002 and 2003 are derived from our audited financial statements included in this prospectus. The summary financial data for the three months ended March 31, 2003 and 2004, for the period from inception (February 6, 2001) to March 31, 2004 and as of March 31, 2004 are derived from our unaudited condensed financial statements included in this prospectus. You should read this data together with our financial statements and related notes included elsewhere in this prospectus and the information under “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The historical results are not necessarily indicative of results to be expected in any future period.

	Period from					Period from
	inception					inception
	(February 6,			Three months ended		(February 6,
	2001) to	Year ended December 31,		March 31,		2001) to
	December 31,					March 31,
	2001	2002	2003	2003	2004	2004

						(Unaudited)
				(Unaudited)
Costs and expenses:
Research and development(1)	$19,597	$3,664,806	$14,936,213	$1,369,379	$10,289,920	$28,910,536
General and administrative	71,452	779,200	2,444,117	434,457	1,348,622	4,643,391

Loss from operations	(91,049)	(4,444,006)	(17,380,330)	(1,803,836)	(11,638,542)	(33,553,927)
Interest and other income (expense), net	4,938	131,612	195,969	63,395	173,612	506,131
Interest expense	—	(148,461)	—	—	—	(148,461)

Net loss	(86,111)	(4,460,855)	(17,184,361)	(1,740,441)	(11,464,930)	(33,196,257)
Deemed dividend related to beneficial conversion feature of convertible preferred stock	—	—	53,800,000	—	—	53,800,000

Net loss allocable to common stockholders	$(86,111)	$(4,460,855)	$(70,984,361)	$(1,740,441)	$(11,464,930)	$86,996,257)

Basic and diluted net loss per share allocable to common stockholders	$(0.25)	$(5.74)	$(61.10)	$(1.81)	$(6.26)

Shares used to compute basic and diluted net loss per share allocable to common stockholders	347,743	776,555	1,161,711	962,213	1,830,623

Pro forma basic and diluted net loss per share allocable to common stockholders			$(10.61)		$(0.67)

Shares used to compute pro forma basic and diluted net loss per share allocable to common stockholders			6,689,356		17,137,164

(1)	Research and development expense includes $3,495,340 incurred with a related party during the year ended December 31, 2003. See Notes 3 and 7 of Notes to Financial Statements.

See Note 4 of Notes to Financial Statements for a description of the method used to compute pro forma basic and diluted net loss per share allocable to common stockholders and shares used in computing pro forma basic and diluted net loss per share allocable to common stockholders.

	As of March 31, 2004

	Actual	As Adjusted

	(Unaudited)
Balance Sheet Data
Cash, cash equivalents and investments	$56,613,430	$124,630,930
Total assets	59,411,544	127,429,044
Total liabilities	7,127,640	7,127,640
Convertible preferred stock	80,448,800	—
Deficit accumulated during the development stage	(86,996,257)	(86,996,257)
Total stockholders’ equity (deficit)	(28,164,896)	120,301,404

The table above presents summary balance sheet data on an actual basis and on an as adjusted basis. The as adjusted column reflects (a) the conversion of all our preferred stock into an aggregate of 15,306,541 shares of common stock immediately prior to the closing of this offering, and (b) the sale of 5,750,000 shares of our common stock at an assumed initial public offering price of $13.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

      You should consider carefully the following risks and other information in this prospectus, including our historical financial statements and related notes, before you decide to purchase shares of our common stock. If any of the following risks actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our common stock could decline and you could lose part or all of your investment.

Risks Related to Our Business

We are at an early stage of development as a company, currently have no source of revenue and may never become profitable.

      We are a development stage biopharmaceutical company with a limited operating history. Currently, we have no products approved for commercial sale and, to date, we have not generated any revenue. Our ability to generate revenue depends heavily on:

•	demonstration in phase III clinical trials that our lead product candidate, doripenem for injection, is safe and effective;

•	the successful development of our other product candidates, doripenem for inhalation and PPI-0903;

•	our ability to seek and obtain regulatory approvals, including with respect to the indications we are seeking; and

•	the successful commercialization of our product candidates.

      All of our existing product candidates will require extensive additional clinical evaluation, regulatory review, significant marketing efforts and substantial investment before they could provide us with any revenue. For example, we have initiated multiple phase III clinical trials for doripenem for injection, a phase I clinical trial for doripenem for inhalation, and a phase I clinical trial of PPI-0903. As a result, if we do not successfully develop and commercialize doripenem for injection, we will be unable to generate any revenue for many years, if at all. We do not anticipate that we will generate revenue for several years, at the earliest, or that we will achieve profitability for at least several years after generating material revenue, if at all. If we are unable to generate revenue, we will not become profitable, and we may be unable to continue our operations.

We have incurred significant losses since inception and anticipate that we will incur continued losses for the foreseeable future.

      As of March 31, 2004, we had a deficit accumulated during the development phase of approximately $87.0 million. We have incurred losses in each year since our inception in 2001. Net losses allocable to common stockholders were approximately $4.5 million for the year ended December 31, 2002, approximately $71.0 million, including $53.8 million of deemed dividend associated with the issuance of the Series C convertible preferred stock, for the year ended December 31, 2003, and approximately $11.5 million for the three months ended March 31, 2004. These losses, among other things, have had and will continue to have an adverse effect on our stockholders’ equity and working capital. We expect to incur significant and increasing operating losses for the next several years as we continue our phase III clinical trials of doripenem for injection and our phase I clinical trials of doripenem for inhalation and PPI-0903. In addition, if we receive regulatory approval of our product candidates, we expect to incur significant sales and marketing expenses in the future. Because of the numerous risks and uncertainties associated with developing and commercializing antibiotics, we are unable to predict the extent of any future losses or when we will become profitable, if at all.

If we fail to obtain additional financing, we may be unable to complete the development and commercialization of doripenem for injection and our other product candidates.

      Our operations have consumed substantial amounts of cash since inception. We expect to continue to spend substantial amounts to:

•	complete the clinical development of our lead product candidate, doripenem for injection;

•	continue the development of our other product candidates;

•	prepare regulatory approval applications and seek approvals for doripenem for injection and our other product candidates;

•	license or acquire additional product candidates; and

•	launch and commercialize our product candidates, if any such product candidates receive regulatory approval.

      In 2003, our cash used in operations increased significantly over 2002 and we expect that our cash used in operations will continue to increase for the next several years. We expect that the net proceeds from this offering, together with our existing capital resources, will be sufficient to fund our operations for at least the next 24 months. We will be required to raise additional capital to complete the development and commercialization of our current product candidates. Our future funding requirements will depend on many factors, including, but not limited to:

•	the rate of progress and cost of our clinical trials and other development activities;

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	the costs and timing of regulatory approval;

•	the costs of establishing sales, marketing and distribution capabilities;

•	the effect of competing technological and market developments;

•	the terms and timing of any collaborative, licensing and other arrangements that we may establish; and

•	general market conditions for offerings from biopharmaceutical companies.

      To date, our sources of cash have been limited primarily to the proceeds from the sale of our equity securities. We cannot be certain that additional funding will be available on acceptable terms, or at all. To the extent that we raise additional funds by issuing equity securities, our stockholders may experience significant dilution. Any debt financing, if available, may involve restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. If we are unable to raise additional capital when required or on acceptable terms, we may have to significantly delay, scale back or discontinue the development and/or commercialization of one or more of our product candidates. We also may be required to:

•	seek collaborators for our product candidates at an earlier stage than otherwise would be desirable and on terms that are less favorable than might otherwise be available; and

•	relinquish, license or otherwise dispose of rights to technologies, product candidates or products that we would otherwise seek to develop or commercialize ourselves on unfavorable terms.

If our agreements with Shionogi & Co., Ltd. or Takeda Chemical Industries, Ltd. terminate, we may be unable to continue our business.

      Our business is dependent on rights we have licensed from Shionogi & Co., Ltd. and Takeda Chemical Industries, Ltd. pursuant to separate agreements. Under the terms of these agreements, we are obligated to meet certain milestones (including submitting the first applications for regulatory approval of our product candidates in our territories and obtaining regulatory approval of our product candidates) and make specified payments. If we fail to fulfill those obligations or other material obligations, these agreements may be terminated. If either of these parties terminates its agreement with us, we will have no further rights to utilize the intellectual property covered by the terminated agreement, we would not be able to commercialize the applicable product candidate and we may be forced to cease our operations, particularly if we do not have rights to other product candidates.

Clinical trials involve a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results.

      In order to receive regulatory approval for the commercialization of our product candidates, we must conduct, at our own expense, extensive clinical trials to demonstrate safety and efficacy of these product candidates. Clinical testing is expensive, can take many years to complete and its outcome is uncertain. Failure can occur at any time during the clinical trial process.

      The results of preclinical studies and early clinical trials of our product candidates are not necessarily predictive of the results of later-stage clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through initial clinical testing. The data collected from clinical trials of our product candidates may not be sufficient to support the submission of a new drug application or to obtain regulatory approval in the United States or elsewhere. Further, data collected from the clinical trials of Shionogi & Co., Ltd. may not be indicative of the outcome of our clinical trials on our product candidates and may not be usable or be relied upon by the FDA when submitted in our regulatory applications for product approval. We have conducted a single phase II trial for doripenem for injection in complicated urinary tract infections, including pyelonephritis. The phase II trial enrolled a total of 121 patients, who were administered one of two different doses of doripenem that were studied in the trial. As this trial did not include administration to patients of another antibiotic, no direct comparison can be made of the results of doripenem compared to another antibiotic in this specific study. While the results of this study were in line with historical clinical data generated by clinical trials on similar antibiotics for the same type of infection, there is no guarantee that the results of this study are predictive of the outcomes in our phase III trials. Because of the uncertainties associated with drug development and regulatory approval, we cannot determine if or when we will have an approved product for commercialization or achieve sales or profits.

Delays in clinical testing could result in increased costs to us and delay our ability to generate revenue.

      We may experience delays in clinical testing of our product candidates. We do not know whether planned clinical trials will begin on time, will need to be redesigned or will be completed on schedule, if at all. Clinical trials can be delayed for a variety of reasons, including delays in obtaining regulatory approval to commence a trial, in reaching agreement on acceptable clinical trial terms with prospective sites, in obtaining institutional review board approval to conduct a trial at a prospective site, in recruiting patients to participate in a trial or in obtaining sufficient supplies of clinical trial materials. Many factors affect patient enrollment, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, competing clinical trials and new drugs approved for the conditions we are investigating. Prescribing physicians will also have to decide to use our product candidates over existing antibiotics that have established safety and efficacy profiles. Any delays in completing our clinical trials will increase our costs, slow down our product development and approval process and delay our ability to generate revenue.

We may be required to suspend or discontinue clinical trials due to unexpected side effects or other safety risks that could preclude approval of our product candidates.

      Our clinical trials may be suspended at any time for a number of reasons. For example, we may voluntarily suspend or terminate our clinical trials if at any time we believe that they present an unacceptable risk to the clinical trial patients. In addition, regulatory agencies may order the temporary or permanent discontinuation of our clinical trials at any time if they believe that the clinical trials are not being conducted in accordance with applicable regulatory requirements or that they present an unacceptable safety risk to the clinical trial patients.

      Administering any product candidates to humans may produce undesirable side effects. For example, side effects associated with many current antibiotics include renal toxicities, heart rhythm abnormalities, photosensitivity, rash, excessive flushing of the skin and central nervous system toxicities, such as seizures. Specific side effects associated with currently marketed carbapenems include allergic reactions and anaphylactic responses. These or other side effects could interrupt, delay or halt clinical trials of our product candidates and could result in the FDA or other regulatory authorities denying further development or approval of our product candidates for any or all targeted indications. In our clinical trials to date, we have observed one serious adverse event, a presumed allergic reaction, that was believed to be probably related to the administrations of doripenem for injection. While we have not observed other serious side effects in our tests of doripenem for injection in humans to date, later clinical trials in a larger patient population could reveal other side effects. We may also encounter these or other side effects when we conduct clinical trials of our other product candidates on humans. Ultimately, some or all of our product candidates may prove to be unsafe for human use. Even if we believe our product candidates are safe, our data is subject to review by the FDA, which may disagree with our conclusions. Moreover, we could be subject to significant liability if any volunteer or patient suffers, or appears to suffer, adverse health effects as a result of participating in our clinical trials.

If we are unable to satisfy regulatory requirements, we may not be able to commercialize our product candidates.

      We need FDA approval prior to marketing our product candidates in the United States. We recently initiated phase III trials of doripenem for injection for the treatment of complicated urinary tract infections and complicated intra-abdominal infections, and plan to initiate phase III trials for nosocomial pneumonia (including ventilator-associated pneumonia) in the first half of 2004. We also initiated a phase I trial of doripenem for inhalation for the management of pulmonary infections in CF patients and a phase I trial of PPI-0903. If we fail to obtain FDA approval to market our product candidates, we will be unable to sell our product candidates in the United States and we will not generate any revenue.

      This regulatory review and approval process, which includes evaluation of preclinical studies and clinical trials of a product candidate as well as the evaluation of our manufacturing process and our contract manufacturers’ facilities, is lengthy, expensive and uncertain. To receive approval, we must, among other things, demonstrate with substantial evidence from well-controlled clinical trials that the product candidate is both safe and effective for each indication where approval is sought. Satisfaction of these requirements typically takes several years and the time needed to satisfy them may vary substantially, based on the type, complexity and novelty of the pharmaceutical product. We cannot predict if or when we might submit for regulatory review any of our product candidates currently under development. Any approvals we may obtain may not cover all of the clinical indications for which we are seeking approval. Also, an approval might contain significant limitations in the form of narrow indications, warnings, precautions, or contra-indications with respect to conditions of use.

      The FDA has substantial discretion in the approval process and may either refuse to file our application for substantive review or may form the opinion after review of our data that our application is insufficient to allow approval of our product candidates. If the FDA does not file or approve our application, it may require that we conduct additional clinical, preclinical or manufacturing validation studies and submit that data before it will reconsider our application. Depending on the extent of these or any other studies, approval of any applications that we submit may be delayed by several years, or may require us to expend more resources than we have available. It is also possible that additional studies, if performed and completed, may not be considered sufficient by the FDA to make our applications approvable. If any of these outcomes occur, we may be forced to abandon our applications for approval, which might cause us to cease operations.

If we fail to gain and maintain approval for our product candidates in international markets, our market opportunities will be limited.

      Sales of our product candidates outside of the United States will be subject to foreign regulatory requirements governing clinical trials and marketing approval. Whether or not FDA approval has been obtained, approval of a product by the comparable regulatory authorities of foreign countries must still be obtained prior to manufacturing or marketing the product in those countries. Approval in the United States, or in any other jurisdiction, does not ensure approval in other jurisdictions. Obtaining foreign approvals could result in significant delays, difficulties and costs for us, and require additional trials and additional expenses. While many of the requirements and regulations applicable to our products in these foreign countries are similar to those of the FDA, these requirements may vary widely from country to country and could delay the introduction of our products in those countries. We cannot assure you that clinical trials conducted in one country will be accepted by other countries or that approval in one country will result in approval in any other country. If we fail to comply with these regulatory requirements or to obtain and maintain required approvals, our target market will be reduced and our ability to generate revenue will be diminished.

Regulatory approval of our product candidates could be delayed or denied due to problems with studies conducted before we in-licensed the product candidates.

      Our product candidates have been in-licensed from other pharmaceutical companies at different stages of development. Shionogi & Co., Ltd. has completed extensive studies, including phase III trials, for doripenem for injection in Japan, and Takeda Chemical Industries, Ltd. has conducted extensive preclinical studies on PPI-0903. We intend to evaluate the data resulting from these studies and trials to support our development efforts in the countries where we have rights to commercialize our product candidates. Any problems with the previous studies or trials could cause our applications for regulatory approval to be delayed or rejected. Furthermore, our ability to obtain regulatory approval of our doripenem product candidates could be adversely impacted if for any reason Shionogi & Co., Ltd. fails to obtain regulatory approval of doripenem in Japan or the indications for which approval is received are narrow.

The commercial success of our product candidates will depend upon the degree of market acceptance of these products among physicians, patients, health care payors and the medical community.

      Our product candidates have never been commercialized for any indication. Even if approved for sale by the appropriate regulatory authorities, physicians may not prescribe our product candidates, in which case we could not generate revenue or become profitable. Market acceptance of doripenem for injection and our other product candidates by physicians, healthcare payors and patients will depend on a number of factors, including:

•	acceptance by physicians and patients of each such product as a safe and effective treatment;

•	the cost of treatment and availability of generic antibiotics;

•	adequate reimbursement by third parties;

•	potential advantages over alternative treatments;

•	relative convenience and ease of administration; and

•	prevalence and severity of side effects.

      In addition, virtually all of the major bacterial species that cause serious infections are developing resistance to existing antibiotic therapies. Over time, bacteria may develop resistance to our products, which could limit their efficacy in treating or managing infections. If this were to occur, physicians who use our products may prescribe other therapies, which would adversely impact our business.

If our product candidates are unable to compete effectively with marketed antibiotics, our commercial opportunity will be reduced or eliminated.

      We face competition from established pharmaceutical and biotechnology companies, as well as from academic institutions, government agencies and private and public research institutions. Many products are currently marketed for the treatment of bacterial infections, and a number of companies are developing new treatments. Many of our competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Our commercial opportunity will be reduced or eliminated if our competitors develop and commercialize antibiotics that are safer, more effective, have fewer side effects or are less expensive than our product candidates. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies and technology licenses complementary to our programs or advantageous to our business.

      Our lead product candidate, doripenem for injection, will compete against other members of the carbapenem class of antibiotics as well as other hospital-based antibacterial therapies. The market for carbapenems is very competitive and includes established and development stage products from major pharmaceutical companies, including Merck & Co., AstraZeneca PLC and Hoffman-La Roche AG, which have significantly greater financial and commercial resources than we do.

      Our other product candidates will also compete against antibiotics marketed by other established pharmaceutical companies. For example, doripenem for inhalation will have to compete against tobramycin for inhalation, or TOBI, which has been marketed in the United States since 1998. PPI-0903 will have to compete with established antibiotics such as vancomycin and Rocephin, which have been on the market for several years and are widely prescribed by physicians.

      We expect that our ability to compete effectively will depend upon our ability to:

•	successfully and rapidly complete clinical trials and submit for and obtain all requisite regulatory approvals in a cost-effective manner;

•	maintain a proprietary position for our products and manufacturing processes and other related product technology;

•	develop relationships with physicians prescribing these products; and

•	build an adequate sales and marketing infrastructure for our product candidates.

      Because we will be competing against significantly larger companies with established track records, we will have to demonstrate to physicians that, based on experience, clinical data, side-effect profiles and other factors, our products are preferable to existing antibiotics. If we are unable to compete effectively in the hospital-based antibacterial market and differentiate our products from currently marketed antibiotics, we may never generate meaningful revenue.

We currently have no sales and marketing organization. If we are unable to establish a direct sales force in the United States to promote our products, the commercial opportunity for our products may be diminished.

      We currently have no sales and marketing organization. If any of our product candidates are approved by the FDA, we intend to market that product directly to hospitals in the United States through our own sales force. We will incur significant additional expenses and commit significant additional management resources to establish this sales force. We may not be able to establish these capabilities despite these additional expenditures. We will also have to compete with other pharmaceutical and biotechnology companies to recruit, hire and train sales and marketing personnel. If we elect to rely on third parties to sell our product candidates in the United States, we may receive less revenue than if we sold our products directly. In addition, we may have little or no control over the sales efforts of those third parties. In the event we are unable to develop our own sales force or collaborate with a third party to sell our product candidates, we may not be able to commercialize our product candidates which would negatively impact our ability to generate revenue.

We may need others to market and commercialize our product candidates in international markets.

      In the future, if appropriate regulatory approvals are obtained, we intend to commercialize our product candidates in international markets. However, we have not decided how to commercialize our product candidates in those markets. We may decide to build our own sales force or sell our products through third parties. If we decide to sell our product candidates in international markets through a third party, we may not be able to enter into any marketing arrangements on favorable terms or at all. In addition, these arrangements could result in lower levels of income to us than if we marketed our product candidates entirely on our own. If we are unable to enter into a marketing arrangement for our product candidates in international markets, we may not be able to develop an effective international sales force to successfully commercialize those products in international markets. If we fail to enter into marketing arrangements for our products and are unable to develop an effective international sales force, our ability to generate revenue would be limited.

If our relationships with our contract manufacturers terminate, or their facilities are damaged or destroyed, we may be unable to develop or commercialize our products.

      Currently, Shionogi & Co., Ltd. is our sole supplier of finished doripenem products and Takeda Chemical Industries, Ltd. is our sole supplier of PPI-0903 bulk drug substance, and we are contractually bound to purchase all of our requirements from these parties. Shionogi & Co., Ltd. may terminate our license agreement in the event of an uncured material breach by us, our liquidation or insolvency, if we fail to achieve the remaining development milestones within a specified period of time due to our negligence or willful misconduct and do not promptly initiate diligent efforts to redress such situation, or in some circumstances following a change of control. In addition, our supply agreement with Shionogi & Co., Ltd. will automatically terminate if our license agreement with Shionogi & Co., Ltd. terminates. Our agreement with Takeda Chemical Industries, Ltd. may be terminated by either party in the event of an uncured material breach by the other, liquidation or insolvency of the other, or if we undergo a change in control. We may also terminate the agreement in certain other circumstances. The agreement, unless it is terminated earlier, shall exist as long as our royalty obligation exists. If our relationship with either of these contract manufacturers, or any other contract manufacturer we might use, terminates or if any of their facilities are damaged for any reason, including fire, flood, earthquake or other similar event, we may be unable to obtain supply of our product candidates. If any of these events were to occur, we may need to find alternative manufacturers or manufacturing facilities. The number of contract manufacturers with the expertise, required regulatory approvals and facilities to manufacture our product candidates on a commercial scale is extremely limited, and it would take a significant amount of time to arrange for alternative manufacturers. If we need to change to other commercial manufacturers, the FDA and comparable foreign regulators must approve these manufacturers’ facilities and processes prior to our use, which would require new testing and compliance inspections. In addition, we may not have the intellectual property rights, or may have to share intellectual property rights, to any improvements in the current manufacturing processes or any new manufacturing processes for our product candidates.

      Any of these factors could cause us to delay or suspend clinical trials, regulatory submissions, required approvals or commercialization of our product candidates, entail higher costs, and could result in our being unable to commercialize our product candidates successfully. Furthermore, if our contract manufacturers fail to deliver the required commercial quantities of bulk drug substance or finished product on a timely basis and at commercially reasonable prices, and we were unable to find one or more replacement manufacturers capable of production at a substantially equivalent cost, in substantially equivalent volumes and quality, and on a timely basis, we would likely be unable to meet demand for our product candidates and we would lose potential revenue.

If the FDA does not approve our contract manufacturers’ facilities, we may be unable to develop or commercialize our product candidates.

      We rely on third-party contract manufacturers to manufacture our product candidates, and currently have no plans to develop our own manufacturing facility. The facilities used by our contract manufacturers to manufacture our product candidates must be approved by the FDA. If the FDA does not approve these facilities for the manufacture of our product, we may need to fund additional modifications to our manufacturing process, conduct additional validation studies, or find alternative manufacturing facilities, any of which would result in significant cost to us as well as a delay of up to several years in obtaining approval for and manufacturing of our product candidates. In addition, our contract manufacturers will be subject to ongoing periodic unannounced inspection by the FDA and corresponding state agencies for compliance with good manufacturing practices regulations, or cGMPs, and similar foreign standards. These regulations cover all aspects of the manufacturing, testing, quality control and record keeping relating to our product candidates. We do not have control over our contract manufacturers’ compliance with these regulations and standards. Failure by our contract manufacturers to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, failure of the government to grant market approval of drugs, delays, suspension or withdrawals of approvals, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect our business. In addition, we have no control over our contract manufacturers’ ability to maintain adequate quality control, quality assurance and qualified personnel. Failure by our contract manufacturers to comply with or maintain any of these standards could adversely affect the development of our product candidates and our business.

If product liability lawsuits are successfully brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product candidates.

      We face an inherent risk of product liability lawsuits related to the testing of our product candidates, and will face an even greater risk if we sell our product candidates commercially. Currently, we are not aware of any anticipated product liability claims with respect to our product candidates. In the future, an individual may bring a liability claim against us if one of our product candidates causes, or merely appears to have caused, an injury. If we cannot successfully defend ourselves against the product liability claim, we may incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for our product candidates;

•	injury to our reputation;

•	withdrawal of clinical trial participants;

•	costs of related litigation;

•	substantial monetary awards to patients;

•	product recalls;

•	loss of revenue; and

•	the inability to commercialize our product candidates.

      We have global “clinical trial” liability insurance that covers our clinical trials up to a $5.0 million annual aggregate limit. We expect to increase our “clinical trial” liability insurance as enrollment in our clinical trials increases and additional clinical trials are initiated. In addition, we intend to expand our insurance coverage to include the sale of commercial products if marketing approval is obtained for our product candidates. We believe that our current insurance coverage is adequate for our current clinical development activities. However, as enrollment in our clinical trials increases and we initiate additional clinical trials, our current insurance coverage may prove insufficient to cover any liability claims brought against us. In addition, because of the increasing costs of insurance coverage, we may not be able to maintain insurance coverage at a reasonable cost or obtain insurance coverage that will be adequate to satisfy any liability that may arise.

Even if we receive regulatory approval for our product candidates, we will be subject to ongoing significant regulatory obligations and oversight.

      If we receive regulatory approval to sell our product candidates, the FDA and foreign regulatory authorities may, nevertheless, impose significant restrictions on the indicated uses or marketing of such products, or impose ongoing requirements for post-approval studies. Following any regulatory approval of our product candidates, we will be subject to continuing regulatory obligations, such as safety reporting requirements, and additional post-marketing obligations, including regulatory oversight of the promotion and marketing of our products. If we become aware of previously unknown problems with any of our product candidates here or overseas or our contract manufacturers’ facilities, a regulatory agency may impose restrictions on our products, our contract manufacturers or on us, including requiring us to reformulate our products, conduct additional clinical trials, make changes in the labeling of our products, implement changes to or obtain re-approvals of our contract manufacturers’ facilities or withdraw the product from the market. In addition, we may experience a significant drop in the sales of the affected products, our reputation in the marketplace may suffer and we may become the target of lawsuits, including class action suits. Moreover, if we fail to comply with applicable regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution. Any of these events could harm or prevent sales of the affected products or could substantially increase the costs and expenses of commercializing and marketing these products.

Our corporate compliance program cannot guarantee that we are in compliance with all potentially applicable regulations.

      The development, manufacturing, pricing, marketing, sales, and reimbursement of our products, together with our general operations, are subject to extensive regulation by federal, state and other authorities within the United States and numerous entities outside of the United States. If we fail to comply with any of these regulations, we could be subject to a range of regulatory actions, including suspension or termination of clinical trials, the failure to approve a product candidate, restrictions on our products or manufacturing processes, withdrawal of products from the market, significant fines, or other sanctions or litigation, and exclusion of our products from the Medicare/ Medicaid payment system. Further, becoming a publicly traded company will subject us to significant additional regulations, some of which have either only recently been adopted or are currently proposals subject to change. If we fail to comply with these new regulations, we could face enforcement or other civil or criminal actions by the Securities and Exchange Commission or delisting by The Nasdaq Stock Market. We cannot be sure that our recently developed and instituted corporate compliance program will ensure our compliance with all potentially applicable regulations.

We rely on third parties to conduct our clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to seek or obtain regulatory approval for or commercialize our product candidates.

      We have agreements with third-party contract research organizations, or CROs, to provide monitors and to manage data for our clinical programs. We and our CROs are required to comply with current Good Clinical Practices, or GCPs, regulations and guidelines enforced by the FDA for all of our products in clinical development. The FDA enforces GCPs through periodic inspections of trial sponsors, principal investigators and trial sites. In the future, if we or our CROs fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that, upon inspection, the FDA will determine that any of our clinical trials for products in clinical development comply with GCPs. In addition, our clinical trials must be conducted with product produced under cGMP regulations, and will require a large number of test subjects. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

      Our CROs have the right to terminate their agreements with us in the event of an uncured material breach. In addition, one of our CROs has an ability to terminate its agreement with us if it can be reasonably demonstrated that the safety of the subjects participating in our clinical trials warrants such termination, if we make a general assignment for the benefit of our creditors, or if we are liquidated. If any of our relationships with these third-party CROs terminate, we may not be able to enter into arrangements with alternative CROs. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. As a result, our financial results and the commercial prospects for our product candidates would be harmed, our costs could increase, and our ability to generate revenue could be delayed.

If we fail to attract and keep senior management and key scientific personnel, we may be unable to successfully develop our product candidates, conduct our clinical trials and commercialize our product candidates.

      Our success depends in part on our continued ability to attract, retain and motivate highly qualified management, clinical and scientific personnel and on our ability to develop and maintain important relationships with leading academic institutions, clinicians and scientists. We are highly dependent upon our senior management and scientific staff, particularly Paul Truex, our President and Chief Executive Officer, and Matthew Wikler, our Chief Medical Officer. The loss of services of Mr. Truex, Dr. Wikler or one or more of our other members of senior management could delay or prevent the successful completion of our planned clinical trials or the commercialization of our product candidates.

      We do not maintain employment agreements with any officer or key employee, although we have entered into executive change of control agreements with each of our executive officers that provide for continued salary payments, reimbursement of COBRA benefits and acceleration of unvested stock options if their employment is terminated without cause, or if they terminate their own employment for good reason, in connection with a change of control. Each of our officers and key employees may terminate their employment at any time without notice and without cause or good reason.

      The competition for qualified personnel in the biotechnology and pharmaceuticals field is intense. We will need to hire additional personnel as we expand our clinical development and commercial activities. We may not be able to attract and retain quality personnel on acceptable terms given the competition for such personnel among biotechnology, pharmaceutical and other companies. We do not carry “key person” insurance covering any members of our senior management.

If we fail to acquire and develop other products or product candidates, we may be unable to grow our business.

      To date, we have in-licensed rights to each of our product candidates. As part of our growth strategy, we intend to license or acquire additional products and product candidates for development and commercialization. Because we neither have, nor currently intend to establish, internal research capabilities, we are dependent upon pharmaceutical and biotechnology companies and other researchers to sell or license products to us. The success of this strategy depends upon our ability to identify, select and acquire the right pharmaceutical product candidates and products.

      Any product candidate we license or acquire may require additional development efforts prior to commercial sale, including extensive clinical testing and approval by the FDA and applicable foreign regulatory authorities. All product candidates are prone to the risks of failure inherent in pharmaceutical product development, including the possibility that the product candidate will not be shown to be sufficiently safe and effective for approval by regulatory authorities. In addition, we cannot assure you that any products that we license or acquire that are approved will be manufactured or produced economically, successfully commercialized or widely accepted in the marketplace.

      Proposing, negotiating and implementing an economically viable product acquisition or license is a lengthy and complex process. Other companies, including those with substantially greater financial, marketing and sales resources, may compete with us for the acquisition or license of product candidates and approved products. We may not be able to acquire or license the rights to additional product candidates and approved products on terms that we find acceptable, or at all.

We will need to increase the size of our organization, and we may experience difficulties in managing growth.

      We are a small company with 30 employees as of May 15, 2004, approximately 77% of whom have joined us in the preceding 12 months. To continue our clinical trials and commercialize our product candidates, we will need to expand our employee base for managerial, operational, financial and other resources. Future growth will impose significant added responsibilities on members of management, including the need to identify, recruit, maintain and integrate additional employees. Our future financial performance and our ability to commercialize our product candidates and to compete effectively will depend, in part, on our ability to manage any future growth effectively. To that end, we must be able to:

•	manage our development efforts effectively;

•	manage our clinical trials effectively;

•	integrate additional management, administrative, manufacturing and sales and marketing personnel;

•	maintain sufficient administrative, accounting and management information systems and controls; and

•	hire and train additional qualified personnel.

      We may not be able to accomplish these tasks, and our failure to accomplish any of them could harm our financial results.

Reimbursement may not be available for our product candidates, including due to legislative or regulatory reform of the healthcare system, which could diminish our sales or affect our ability to sell our products profitably.

      Market acceptance and sales of our product candidates may depend on reimbursement policies and health care reform measures. The levels at which government authorities and third-party payors, such as private health insurers and health maintenance organizations, reimburse patients for the price they pay for our products could affect whether we are able to commercialize these products. We cannot be sure that reimbursement will be available for any of these products. Also, we cannot be sure that reimbursement amounts will not reduce the demand for, or the price of, our products. We have not commenced efforts to have our product candidates reimbursed by government or third party payors. If reimbursement is not available or is available only to limited levels, we may not be able to commercialize our products.

      In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory proposals in recent years to change the healthcare system in ways that could impact our ability to sell our products profitably. These proposals include prescription drug benefit proposals for Medicare beneficiaries and measures that would limit or prohibit payments for certain medical treatments or subject the pricing of drugs to government control. Legislation creating a prescription drug benefit and making certain changes in Medicaid reimbursement has recently been enacted by Congress and signed by the President. These and other regulatory and legislative changes or proposals may affect our ability to raise capital, obtain additional collaborators and market our products. In addition, in many foreign countries, particularly the countries of the European Union, the pricing of prescription drugs is subject to government control. If our products are or become subject to government regulation that limits or prohibits payment for our products, or that subject the price of our products to governmental control, we may not be able to generate revenue, attain profitability or commercialize our products.

      As a result of legislative proposals and the trend towards managed health care in the United States, third-party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement of new drugs. They may also refuse to provide any coverage of uses of approved products for medical indications other than those for which the FDA has granted market approvals. As a result, significant uncertainty exists as to whether and how much third-party payors will reimburse patients for their use of newly-approved drugs, which in turn will put pressure on the pricing of drugs. We expect to experience pricing pressures in connection with the sale of our products due to the trend toward managed health care, the increasing influence of health maintenance organizations and additional legislative proposals.

Risks Related to our Intellectual Property

It is difficult and costly to protect our proprietary rights, and we may not be able to ensure their protection.

      Our commercial success will depend in part on obtaining and maintaining patent protection and trade secret protection of our product candidates, and the methods used to manufacture them, as well as successfully defending these patents against third-party challenges. We will be able to protect our product candidates from unauthorized making, using, selling, offering to sell or importation by third parties only to the extent that we have rights under valid and enforceable patents or trade secrets that cover these activities.

      As of March 31, 2004, we have licensed rights to five issued United States patents and 11 issued foreign patents, and to two pending United States patent applications and 25 pending foreign patent applications. We do not and have not had any control over the filing or prosecution of these patents or patent applications. We have filed one provisional patent application covering an invention relating to a method of use of doripenem. We may file additional patent applications and extensions.

      The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. No consistent policy regarding the breadth of claims allowed in biotechnology patents has emerged to date in the United States. The biotechnology patent situation outside the United States is even more uncertain. Changes in either the patent laws or in interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property. Accordingly, we cannot predict the breadth of claims that may be allowed or enforced in our licensed patents or in third-party patents. In addition, our licensors control and have controlled the prosecution of the patents and patent applications that we have licensed, and while we have the right to comment on the ongoing prosecution of the patent applications licensed to us by Takeda Chemical Industries, Ltd., we cannot be certain that any such prosecution efforts have been or will be conducted in compliance with applicable laws and regulations or will result in valid or enforceable patents. Further, our licensors are not seeking patent protection covering our product candidates in some countries in the respective territories where we have license rights, and in such countries we may not be able to prevent competitors from selling versions of our product candidates. Our licensors have no obligation to enforce our licensed patent rights against third parties for infringement in our licensed territories. Although we have the right to enforce the patents we licensed from Takeda Chemical Industries, Ltd. on our own and we have the right to enforce the patents we licensed from Shionogi & Co., Ltd. if they fail to do so within a certain amount of time, such enforcement action may be time consuming and expensive.

      The degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

•	others may be able to make compounds that are similar to our product candidates but that are not covered by the claims of our licensed patents, or for which we are not licensed under our license agreements;

•	we or our licensors might not have been the first to make the inventions covered by our pending patent application or the pending patent applications and issued patents of our licensors;

•	we or our licensors might not have been the first to file patent applications for these inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies;

•	it is possible that our pending patent application or one or more of the pending patent applications of our licensors will not result in issued patents;

•	the issued patents of our licensors may not provide us with any competitive advantages, or may be held invalid or unenforceable as a result of legal challenges by third parties;

•	we may not develop additional proprietary technologies that are patentable; or

•	the patents of others may have an adverse effect on our business.

      We also may rely on trade secrets to protect our technology, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. While we use reasonable efforts to protect our trade secrets, our employees, consultants, contractors, outside scientific collaborators and other advisors may unintentionally or willfully disclose our information to competitors. Enforcing a claim that a third party illegally obtained and is using our trade secrets is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights and we may be unable to protect our rights to, or use, our technology.

      If we choose to go to court to stop someone else from using the inventions claimed in our licensed patents, that individual or company has the right to ask the court to rule that these patents are invalid and/or should not be enforced against that third party. These lawsuits are expensive and would consume time and other resources even if we were successful in stopping the infringement of these patents. In addition, there is a risk that the court will decide that these patents are not valid and that we do not have the right to stop the other party from using the inventions. There is also the risk that, even if the validity of these patents is upheld, the court will refuse to stop the other party on the ground that such other party’s activities do not infringe our rights to these patents.

      Furthermore, a third party may claim that we are using inventions covered by the third party’s patent rights and may go to court to stop us from engaging in our normal operations and activities, including making or selling our product candidates. These lawsuits are costly and could effect our results of operations and divert the attention of managerial and technical personnel. There is a risk that a court would decide that we are infringing the third party’s patents and would order us to stop the activities covered by the patents. In addition, there is a risk that a court will order us to pay the other party damages for having violated the other party’s patents. The biotechnology industry has produced a proliferation of patents, and it is not always clear to industry participants, including us, which patents cover various types of products or methods of use. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. If we are sued for patent infringement, we would need to demonstrate that our products or methods of use either do not infringe the patent claims of the relevant patent and/or that the patent claims are invalid, and we may not be able to do this. Proving invalidity, in particular, is difficult since it requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents.

      Because some patent applications in the United States may be maintained in secrecy until the patents are issued, because patent applications in the United States and many foreign jurisdictions are typically not published until eighteen months after filing, and because publications in the scientific literature often lag behind actual discoveries, we cannot be certain that others have not filed patent applications for technology covered by our licensors’ issued patents or our pending applications or our licensors’ pending applications or that we or our licensors were the first to invent the technology. Our competitors may have filed, and may in the future file, patent applications covering technology similar to ours. Any such patent application may have priority over our or our licensors’ patent applications and could further require us to obtain rights to issued patents covering such technologies. If another party has filed a United States patent application on inventions similar to ours, we may have to participate in an interference proceeding declared by the United States Patent and Trademark Office to determine priority of invention in the United States. The costs of these proceedings could be substantial, and it is possible that such efforts would be unsuccessful, resulting in a loss of our United States patent position with respect to such inventions.

      Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations.

Risks Related to this Offering

Market volatility may affect our stock price and the value of your investment.

      The market prices for securities of biopharmaceutical companies in general have been highly volatile and may continue to be highly volatile in the future. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of our common stock:

•	announcements of technological innovations or new products by us or our competitors;

•	announcement of FDA approval or non-approval of our product candidates or delays in the FDA review process;

•	actions taken by regulatory agencies with respect to our product candidates, clinical trials, manufacturing process or sales and marketing activities;

•	regulatory developments in the United States and foreign countries;

•	the success of our development efforts and clinical trials;

•	the success of our efforts to acquire or in-license additional products or product candidates;

•	any intellectual property infringement action, or any other litigation, involving us;

•	announcements concerning our competitors, or the biotechnology or biopharmaceutical industries in general;

•	actual or anticipated fluctuations in our operating results;

•	changes in financial estimates or recommendations by securities analysts;

•	sales of large blocks of our common stock;

•	sales of our common stock by our executive officers, directors and significant stockholders;

•	changes in accounting principles; and

•	the loss of any of our key scientific or management personnel.

      The occurrence of one or more of these factors may cause our stock price to decline, and you may not be able to resell your shares at or above the initial public offering price. In addition, the stock markets in general, and the markets for biotechnology and biopharmaceutical stocks in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

We are at risk of securities class action litigation.

      In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biotechnology and biopharmaceutical companies have experienced significant stock price volatility in recent years. If we faced such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

We may allocate the net proceeds from this offering in ways that do not improve our operating results.

      We expect to use the net proceeds from this offering to continue development of our product candidates, including late stage clinical trials of doripenem for injection, and general corporate purposes, including working capital. We may also use a portion of the net proceeds to fund possible acquisitions of new products or product candidates. We have no current agreements or commitments with respect to, and no portion of the net proceeds has been allocated for, any specific acquisition. Our management will, however, have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not necessarily improve our operating results or enhance the value of our common stock.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

      The assumed initial public offering price is substantially higher than the book value per share of our common stock. Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. Based upon an assumed purchase price per share of $13.00, pro forma net tangible book value per share after the offering would be $5.20 as of March 31, 2004. This represents an immediate increase in pro forma net tangible book value of $2.18 per share to existing stockholders and an immediate dilution of $7.80 per share to new investors purchasing shares of common stock in this offering at the assumed initial offering price. Further, investors purchasing common stock in this offering will contribute approximately 48% of the total amount invested by all purchasers of our stock, but will own only approximately 25% of the shares of common stock outstanding after this offering. This dilution is due to:

•	investors who purchased shares of our capital stock prior to this offering having paid substantially less for their shares than the price offered to the public in this offering; and

•	the exercise of stock options granted to our employees.

As a result of this dilution, investors purchasing stock in this offering may receive significantly less than the purchase price paid in this offering in the event of a liquidation. For more information, please refer to the section of this prospectus entitled “Dilution.”

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

      Provisions in our amended and restated certificate of incorporation and our bylaws, both of which will become effective upon the completion of this offering, may delay or prevent an acquisition of us. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, who are responsible for appointing the members of our management team. These provisions include a classified board of directors and a prohibition on actions by our stockholders by written consent. In addition, our board of directors has the right to issue preferred stock without stockholder approval, which could be used to institute a “poison pill” that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our board of directors. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits, with some exceptions, stockholders owning in excess of 15% of our outstanding voting stock from merging or combining with us. Finally, our charter documents establish advanced notice requirements for nominations for election to our board of directors and for proposing matters that can be acted upon at stockholder meetings. Although we believe these provisions together provide for an opportunity to receive higher bids by requiring potential acquirers to negotiate with our board of directors, they would apply even if the offer may be considered beneficial by some stockholders.

The ownership interests of our officers, directors and largest stockholders could conflict with the interests of our other stockholders.

      After this offering, our officers, directors and holders of 5% or more of our outstanding common stock will beneficially own approximately 67.5% of our common stock (after giving effect to the conversion of all outstanding shares of our preferred stock, but assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options). As a result, these stockholders, acting together, will be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of this group of stockholders may not always coincide with our interests or the interests of other stockholders.

Future sales of our common stock could lower the market price of our common stock.

      After this offering, we will have outstanding 23,156,484 shares of common stock, after giving effect to the conversion of all outstanding shares of our preferred stock, but assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options. Of these shares, the shares being offered in this offering will be freely tradable under federal and state securities laws. Each of our officers and directors and holders of substantially all of our securities have entered into the lock-up agreements described in “Underwriting.” All but                     of the 17,406,484 shares of our common stock that are not being sold in this offering, but which were outstanding as of March 31, 2004, will be eligible for sale in the public market 180 days after the date of this prospectus under Rules 144, 144(k) and 701, subject in some cases to volume and other limitations. In addition, of the 1,333,681 shares issuable upon exercise of options to purchase our common stock outstanding as of March 31, 2004, approximately                      shares will be vested and eligible for sale 180 days after the date of this prospectus, subject to the restrictions imposed on our affiliates under Rule 144. For a further description of the eligibility of shares for sale into the public market following this offering, see “Shares Eligible for Future Sale.” In addition, existing stockholders holding an aggregate of 15,883,541 shares of our common stock have rights with respect to the registration of these shares of common stock with the Securities and Exchange Commission. If we propose to register any of our securities under the Securities Act either for our own account or for the accounts of other securityholders after this offering, subject to certain conditions and limitations, the holders of registration rights will be entitled to include their shares of common stock in the registered offering. In addition, holders of registration rights may require us on not more than two occasions at any time beginning approximately six months from the date of the closing of this offering, to file a registration statement under the Securities Act with respect to their shares of common stock. Further, the holders of registration rights may require us to register their shares on Form S-3 if and when we become eligible to use this form. In the future, we may also issue additional shares to our employees, directors or consultants, in connection with corporate alliances or acquisitions, and in follow-on offerings to raise additional capital. Due to these factors, sales of a substantial number of shares of our common stock in the public market could occur at any time. Such sales could reduce the market price of our common stock.

FORWARD-LOOKING STATEMENTS

      This prospectus, including particularly the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under “Risk Factors” and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus.

USE OF PROCEEDS

      We estimate that our net proceeds from the sale of the shares in this offering will be approximately $68.0 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, based on an assumed initial public offering price of $13.00 per share. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $78.4 million.

      The principal purposes of this offering are to obtain additional capital, to create a public market for our common stock and to facilitate our future access to the public equity markets.

      We anticipate that we will use the net proceeds of this offering to continue development of our product candidates, including clinical trials of doripenem and PPI-0903, and for general corporate purposes. We may also use a portion of the net proceeds to fund possible acquisitions of new products or new product candidates, although we have no current agreements or commitments with respect to, and no portion of the net proceeds has been allocated for, any specific acquisition. Our management will have broad discretion in applying the net proceeds of this offering. We believe that the net proceeds of this offering, along with existing cash and cash equivalents, will be sufficient to meet our capital requirements for at least the next 24 months. Pending these uses, we intend to invest the net proceeds in short-term interest-bearing, investment grade securities, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

      We have never paid any cash dividends on our common stock. Our board of directors currently intends to retain future earnings to support operations and to finance the growth and development of our business and does not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination related to dividend policy will be made at the discretion of the board.

CAPITALIZATION

      The following table sets forth our unaudited capitalization as of March 31, 2004:

•	on an actual basis; and

•	on an as adjusted basis to give effect to (a) the conversion of all outstanding shares of convertible preferred stock into 15,306,541 shares of common stock effective upon the closing of this offering, (b) the amendment of our certificate of incorporation to, among other things, increase the number of authorized shares of common stock and decrease the number of authorized shares of preferred stock following the closing of this offering, and (c) the sale of 5,750,000 shares of common stock in this offering at an assumed initial public offering price of $13.00, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

      You should read this table in conjunction with the “Use of Proceeds,” “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus, and our financial statements and related notes included in the back of this prospectus.

	As of March 31, 2004

	Actual	As Adjusted

	(Unaudited)
Liability for early exercise of stock options	$204,514	$204,514
Convertible preferred stock, $0.01 par value: 49,896,942 authorized, 15,306,541 shares issued and outstanding, actual; no shares authorized, no shares issued and outstanding, as adjusted	80,448,800	—
Stockholders’ equity (deficit):
Preferred stock, $0.01 par value: no shares authorized, issued or outstanding, actual; 10,000,000 shares authorized, no shares issued and outstanding, as adjusted	—	—
Common stock, $0.0001 par value: 100,000,000 shares authorized, 2,099,943 shares issued and outstanding, actual; 100,000,000 shares authorized, 23,156,484 shares issued and outstanding, as adjusted	194	2,300
Additional paid-in capital	69,413,069	217,877,263
Deferred stock compensation	(10,579,344)	(10,579,344)
Accumulated other comprehensive loss	(2,558)	(2,558)
Deficit accumulated during the development stage	(86,996,257)	(86,996,257)

Total stockholders’ equity (deficit)	(28,164,896)	120,301,404

Total capitalization	$52,488,418	$120,505,918

      The information in the table above does not include:

•	shares of our common stock issuable upon exercise of options outstanding under our 2001 Stock Plan, of which 1,333,681 were outstanding at March 31, 2004, with a weighted average exercise price of $1.62 per share;

•	shares of our common stock available for future grant or issuance under our 2001 Stock Plan, of which 686,923 were available at March 31, 2004; and

•	1,833,333 shares of common stock to be available for future grant or issuance under our 2003 Equity Incentive Plan and 2003 Non-Employee Directors’ Stock Option Plan.

The 2003 Equity Incentive Plan and the 2003 Non-Employee Directors’ Stock Option Plan will become effective upon the effectiveness of this offering. Any remaining shares available for issuance under our 2001 Stock Plan upon the closing of this offering will be added to the shares reserved for future grant or issuance under our 2003 Equity Incentive Plan.

DILUTION

      If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share. Our historical net tangible book value as of March 31, 2004 was approximately $(28.2) million, or approximately $(14.48) per share. Historical net tangible book value per share as of a given date represents our total tangible assets less total liabilities divided by the total number of shares of common stock outstanding on that date. Our pro forma net tangible book value as of March 31, 2004 was approximately $52.5 million, or approximately $3.02 per share, after giving effect to (a) the inclusion of unvested shares of common stock, as of March 31, 2004, issued upon the early exercise of stock options and (b) the automatic conversion of all shares of our outstanding convertible preferred stock effective on the closing of this offering. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after the closing of this offering.

      After giving effect to the sale of 5,750,000 shares of common stock at an assumed initial public offering price of $13.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of March 31, 2004 would have been approximately $120.5 million, or approximately $5.20 per share. This represents an immediate increase in pro forma net tangible book value of $2.18 per share to existing stockholders and an immediate dilution of $7.80 per share to new investors purchasing shares of common stock in this offering at the assumed initial offering price.

      The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$13.00
Historical net tangible book value per share as of March 31, 2004	$(14.48)
Increase per share attributable to pro forma adjustments	17.50

Pro forma net tangible book value per share as of March 31, 2004	3.02
Increase per share attributable to new investors in the offering	2.18

Pro forma net tangible book value per share after offering		5.20

Dilution per share to new investors in the offering		$7.80

      The following table summarizes, on a pro forma basis as described above as of March 31, 2004, the differences between the number of shares purchased from us, the total consideration paid and the average price per share paid by existing stockholders and by new investors. As the table shows, new investors purchasing shares in this offering will pay an average price per share that is substantially higher than our existing stockholders paid. The table below reflects an assumed initial public offering price of $13.00 per share for shares purchased in this offering, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration
					Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders	17,406,484	75.2%	$80,867,682	52.0%	$4.64
New investors	5,750,000	24.8	74,750,000	48.0	13.00

Total	23,156,484	100%	$155,617,682	100%

      The number of shares to be outstanding immediately after the offering excludes:

•	1,333,681 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2004, with exercise prices ranging from $0.23 to $4.00 per share and a weighted average exercise price of $1.62 per share;

•	686,923 shares of common stock reserved for future grants or issuance under our 2001 Stock Plan as of March 31, 2004; and

•	1,833,333 shares of common stock to be available for future grant or issuance under our 2003 Equity Incentive Plan and 2003 Non-Employee Directors’ Stock Option Plan, which will become effective upon the effectiveness of this offering. Any remaining shares available for issuance under our 2001 Stock Plan upon the closing of this offering will be added to the shares reserved for future grant or issuance under our 2003 Equity Incentive Plan. The 2003 Equity Incentive Plan and 2003 Non-Employee Directors’ Stock Option Plan contain provisions that automatically increase their share reserves each year, as more fully described in “Management — Employee Benefit Plans.”

      Assuming the exercise in full of all our outstanding options exercisable as of March 31, 2004, the average price per share paid by our existing stockholders would be reduced to $4.43 per share. If the underwriters exercise their over-allotment option in full, the percentage of shares held by existing stockholders will decrease to approximately 72.5% of the total number of shares outstanding after this offering, and the percentage of shares of common stock held by new investors will increase to approximately 27.5%.

SELECTED FINANCIAL DATA

      The following selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” following this section and our financial statements and related notes included in the back of this prospectus. The selected financial data for the period from inception (February 6, 2001) to December 31, 2001, the years ended December 31, 2002 and 2003, and as of December 31, 2002 and 2003 are derived from our audited financial statements included in this prospectus. The summary financial data for the three months ended March 31, 2003 and 2004, for the period from inception (February 6, 2001) to March 31, 2004 and as of March 31, 2004 are derived from our unaudited condensed financial statements included in this prospectus. The selected financial data as of December 31, 2001 are derived from our audited financial statements not included in this prospectus.

	Period From					Period from
	Inception					Inception
	(February 6,	Year Ended		Three Months Ended		(February 6,
	2001) to	December 31,		March 31,		2001) to
	December 31,					March 31,
	2001	2002	2003	2003	2004	2004
Statement of Operations Data
						(Unaudited)
				(Unaudited)
Costs and expenses:
Research and development(1)	$19,597	$3,664,806	$14,936,213	$1,369,379	$10,289,920	$28,910,536
General and administrative	71,452	779,200	2,444,117	434,457	1,348,622	4,643,391

Loss from operations	(91,049)	(4,444,006)	(17,380,330)	(1,803,836)	(11,638,542)	(33,553,927)
Interest and other income (expense), net	4,938	131,612	195,969	63,395	173,612	506,131
Interest expense	—	(148,461)	—	—	—	(148,461)

Net loss	(86,111)	(4,460,855)	(17,184,361)	(1,740,441)	(11,464,930)	(33,196,257)
Deemed dividend related to beneficial conversion feature of convertible preferred stock	—	—	53,800,000	—	—	53,800,000

Net loss allocable to common stockholders	$(86,111)	$(4,460,855)	$(70,984,361)	$(1,740,441)	$(11,464,930)	$(86,996,257)

Basic and diluted net loss per share allocable to common stockholders	$(0.25)	$(5.74)	$(61.10)	$(1.81)	$(6.26)

Shares used to compute basic and diluted net loss per share allocable to common stockholders	347,743	776,555	1,161,711	962,213	1,830,623

Pro forma basic and diluted net loss per share allocable to common stockholders			$(10.61)		$(0.67)

Shares used to compute pro forma basic and diluted net loss per share allocable to common stockholders			6,689,356		17,137,164

	December 31,
				March 31,
	2001	2002	2003	2004

				(Unaudited)
Balance Sheet Data
Cash, cash equivalents and investments	$290,700	$18,802,640	$63,094,692	$56,613,430
Total assets	294,819	19,234,195	65,414,995	59,411,544
Total liabilities	18,506	1,139,466	2,595,669	7,127,640
Convertible preferred stock	357,500	22,517,743	80,448,800	80,448,800
Deficit accumulated during the development stage	(86,111)	(4,546,966)	(75,531,327)	(86,996,257)
Total stockholders’ (deficit)	(81,187)	(4,423,014)	(17,629,474)	(28,164,896)

(1)	Research and development expense includes $3,495,340 incurred with a related party during the year ended December 31, 2003. See Notes 3 and 7 of Notes to Financial Statements.

See Note 4 of Notes to Financial Statements for a description of the method used to compute pro forma basic and diluted net loss per common share and shares used in computing pro forma basic and diluted net loss per common share.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion and analysis by our management of our financial condition and results of operations should be read in conjunction with our financial statements and the accompanying notes included elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in “Risk Factors.”

Overview

      Peninsula Pharmaceuticals is a biopharmaceutical company focused on developing and commercializing antibiotics for the treatment of patients with life-threatening infections. Since our inception in February 2001, we have in-licensed two antibacterial compounds for the treatment of serious infections. Our lead product candidate, doripenem for injection, is an intravenous broad-spectrum antibiotic for the treatment of infections in hospitalized patients. We recently initiated phase III trials for doripenem for injection in the treatment of complicated urinary tract infections, including pyelonephritis, and complicated intra-abdominal infections and plan to initiate a phase III trial for this product candidate in nosocomial pneumonia (including ventilator-associated pneumonia) in the first half of 2004. We also have two other antibiotics in development: doripenem for inhalation for the management of pulmonary infections in cystic fibrosis patients and PPI-0903 (formerly TAK-599), an intravenous broad-spectrum antibiotic for the treatment of severe and difficult to treat infections, including Gram-positive infections. We initiated a phase I trial for doripenem for inhalation in the United Kingdom in January 2004 and a phase I trial for PPI-0903 in the United Kingdom in May 2004.

      We are in the development stage and have incurred net losses since our inception. We recognized net losses allocable to common stockholders of $11.5 million for the three months ended March 31, 2004 and $71.0 million and $4.5 million for the years ended December 31, 2003 and 2002, respectively. As of March 31, 2004, we had an accumulated deficit of approximately $87.0 million. We expect to incur substantial and increasing losses for the next several years as we develop our product candidates, expand our clinical development team and prepare for the commercial launch of our product candidates. In addition, any future acquisition of anti-infective products would require additional capital and human resources.

      To date, we have funded our operations almost entirely through proceeds generated from the private placement of equity securities. In December 2003, we raised net cash proceeds of approximately $57.9 million from the sale of Series C convertible preferred stock, which included an investment by Shionogi & Co., Ltd. Through March 31, 2004, we have raised net proceeds of approximately $80.3 million in funding through the private placement of convertible preferred stock. We have devoted substantially all of our capital resources to the in-licensing and development of our product candidates.

      We have not generated any revenue since our inception and do not expect to generate any revenue for the foreseeable future.

      Our research and development expenses consist primarily of costs associated with our clinical trials, non-clinical activities such as toxicology testing, manufacturing process development and regulatory activities, and in-licensing transactions. Clinical trial costs represent the most significant portion of these expenses. The majority of clinical trial costs are incurred in connection with our use of external service providers and contract research organizations, with patient enrollment being the most significant cost determinant. Our in-licensing costs consist of license fees and milestone payments. We expense all research and development costs as they are incurred, including upfront license fees which are expensed upon execution of the applicable license agreement as the compounds have not been developed into saleable products or approved by regulatory agencies. We expect our research and development expenses to increase significantly in the future as we develop our product candidates.

      Due to the significant risks and uncertainties inherent in the clinical development and regulatory approval processes, the cost to complete projects in development is difficult to estimate. Our patient enrollment may be slower than expected, the results from clinical trials may not be favorable or the FDA or other regulatory agencies may require additional trials. Further, data from clinical trials is subject to varying interpretation, and may be deemed insufficient by the regulatory bodies reviewing applications for marketing approvals. As such, clinical development and regulatory programs are subject to risks and changes that may significantly impact our cost projections and development timelines.

      Our general and administrative expenses primarily include personnel and related costs, and professional service fees. We expect our general and administrative expenses to increase significantly over the next few years as we continue to build our operations to support our product pipeline and as we incur costs associated with becoming a publicly traded company.

Results of Operations

Three Months Ended March 31, 2004 Compared to March 31, 2003

      Research and Development Expenses. Research and development expenses were approximately $10.3 million and $1.4 million for the three months ended March 31, 2004 and 2003, respectively. For the three months ended March 31, 2004, our research and development expenses primarily related to phase III clinical trials for doripenem for injection, pre-clinical and phase I clinical trial costs associated with doripenem for inhalation and pre-clinical study and clinical trial material costs for PPI-0903. For the comparable 2003 period, our research and development expenses primarily related to the conduct of phase I and phase II clinical trials for doripenem for injection. The increase of approximately $8.9 million in 2004 includes increased clinical trial and preclinical study expenses of approximately $6.3 million, PPI-0903 clinical trial material of $1.4 million, additional personnel and related expenses of approximately $756,000 associated with increased headcount, and additional consulting and professional services of $393,000.

      Below is a summary of our research and development expenses by major project:

	Three Months Ended
	March 31,

Project	2003	2004

Doripenem for injection	$799,653	$6,238,106
Doripenem for inhalation	—	715,951
PPI-0903	—	1,579,983
Unallocated expenses(1)	569,726	1,755,880

Total research and development expenses	$1,369,379	$10,289,920

(1)	Unallocated expenses include all personnel and related expenses and other research and development expenses not specific to any individual project.

      General and Administrative Expenses. General and administrative expenses were approximately $1.3 million and $434,000 for the three months ended March 31, 2004 and 2003, respectively. The increase of approximately $914,000 in the three months ended March 31, 2004 primarily relates to additional personnel and related costs of approximately $654,000 as we continued to build our financial, legal, and administrative operations, and additional professional service fees of $223,000.

      Interest and Other Income (Expense), Net. Interest and other income (expense), net, was approximately $174,000 and $63,000 for the three months ended March 31, 2004 and 2003, respectively. The increase in the three months ended March 31, 2004 primarily related to greater interest income resulting from higher average investment balances due to the proceeds of our Series C convertible preferred stock offering completed in December 2003.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

      Research and Development Expenses. Research and development expenses were approximately $14.9 million and $3.7 million for the years ended December 31, 2003 and 2002, respectively. For the year ended December 31, 2003, our research and development expenses were primarily related to the phase I, phase II and phase III clinical trials for doripenem for injection, as well as costs associated with the in-license of PPI-0903. For 2002, our research and development expenses were primarily related to the conduct of phase I clinical trials and related preclinical studies for doripenem for injection. The increase of approximately $11.2 million in 2003 relates primarily to increased clinical trial and preclinical study expenses of approximately $5.6 million, a non-cash charge of $3.5 million associated with the issuance of shares to Domain Antibacterial Acquisition Corporation in connection with our license with Takeda Chemical Industries, Ltd., additional personnel and related expenses of approximately $963,000 associated with increased headcount, a $500,000 upfront license fee paid to Takeda Chemical Industries, Ltd. and additional professional service fees of $434,000.

      Below is a summary of our research and development expenses by major project:

	Year Ended December 31,

Project	2002	2003

Doripenem for injection	$2,191,513	$6,914,870
Doripenem for inhalation	—	725,309
PPI-0903	—	4,157,821
Unallocated expenses(1)	1,473,293	3,138,213

Total research and development expenses	$3,664,806	$14,936,213

(1)	Unallocated expenses include all personnel and related expenses and other research and development expenses not specific to any individual project.

      General and Administrative Expenses. General and administrative expenses were approximately $2.4 million and $779,000 for the years ended December 31, 2003 and 2002, respectively. The increase of approximately $1.7 million in 2003 primarily relates to additional personnel and related costs of approximately $734,000 as we established our financial, accounting, and administrative operations, additional professional service fees of $653,000 and additional facilities and other costs of $278,000.

      Interest and Other Income (Expense), Net. Interest and other income (expense), net, was approximately $196,000 and $132,000 for the years ended December 31, 2003 and 2002, respectively. The increase in 2003 primarily related to greater interest income resulting from higher average investment balances due to the proceeds of our Series B convertible preferred stock offering completed in the second half of 2002.

      Interest Expense. Interest expense was $0 and approximately $148,000 for the years ended December 31, 2003 and 2002, respectively. The non-cash expense in 2002 related to $5.0 million in convertible notes issued in April 2002, bearing interest at 8% per annum, that were converted into Series B convertible preferred stock.

Liquidity and Capital Resources

      From inception through March 31, 2004, we raised net cash proceeds of approximately $80.3 million in private equity financings. As of March 31, 2004, our cash, cash equivalents and investments totaled approximately $56.6 million.

      Net cash used in operating activities was approximately $7.6 million for the three months ended March 31, 2004, approximately $12.0 million for the year December 31, 2003, approximately $3.4 million for the year ended December 31, 2002, and approximately $63,000 for the period from inception to December 31, 2001. The use of cash in each period was primarily a result of net losses associated with our research and development activities and expenses incurred to develop our administrative infrastructure.

      Net cash used by investing activities was approximately $23.3 million for the three months ended March 31, 2004, net cash provided by investing activities was approximately $9.5 million for the year ended December 31, 2003, and net cash used in investing activities was approximately $11.3 million for the year ended December 31, 2002. Net cash used by investing activities for the three months ended March 31, 2004 primarily resulted from purchases of available-for-sale investments. Net cash provided by investing activities for the year ended December 31, 2003 primarily resulted from approximately $13.8 million in maturities of available-for-sale investments, partially offset by $2.8 million in purchases of available-for-sale investments and the requirement to set aside approximately $1.3 million in restricted cash primarily associated with our obligation to purchase PPI-0903 clinical trial material. Net cash used in investing activities for the year ended December 31, 2002 primarily resulted from the purchase of approximately $11.2 million of available-for-sale investments.

      Net cash provided by financing activities during the year ended December 31, 2003 primarily resulted from the issuance of 10,340,902 shares of Series C preferred stock resulting in net cash proceeds of $57.9 million. Net cash provided by financing activities during the year ended December 31, 2002 primarily reflects the issuance of $5.0 million in convertible notes and the issuance of 4,635,643 shares of Series B convertible preferred stock resulting in net cash proceeds of approximately $17.1 million.

      We anticipate that our current cash, cash equivalents, investments and the expected net proceeds from this offering will be sufficient to fund our operations for at least 24 months. However, our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward- looking statement that involves risks and uncertainties, and actual results could vary materially. If we are unable to raise additional capital when required or on acceptable terms, we may have to significantly delay, scale back or discontinue one or more of our clinical trials or other of our operations.

      We expect to use the net proceeds from this offering to continue the development of our product candidates and for other general corporate purposes. We may also use the net proceeds to acquire and license additional product candidates. We expect to incur substantial costs and losses as we continue to expand our research and development activities, particularly as we progress doripenem for injection through phase III clinical trials and doripenem for inhalation and PPI-0903 through phase I clinical trials.

Contractual Obligations and Commercial Commitments

      Our contractual obligations as of December 31, 2003 were as follows:

	Payments Due by Period

		Less than	1 to	3 to	More than
	Total	1 Year	3 Years	5 Years	5 Years

Operating leases	$995,944	$244,663	$363,274	$388,007	$0
Clinical trial material purchase	1,200,000	1,200,000	—	—	—

      The table above reflects only payment obligations that are fixed and determinable. Our commitments for operating leases relate to our sublease covering our present office facility and our lease agreement for copier equipment. The real estate sublease expires in December 2008. Our copier equipment lease extends through April 2008. Our agreement with Takeda Chemical Industries, Ltd. provides for the supply of clinical trial material, including a minimum purchase commitment of $1.2 million, which was paid in the first quarter of 2004. In addition, in January 2004 we signed an agreement with FACTA SPA for the processing of clinical trial material, with a minimum non-cancellable commitment during 2004 of $300,000.

      We also have other contractual payment obligations, the timing of which are contingent on future events. Under our license agreements with Shionogi & Co., Ltd. and Takeda Chemical Industries, Ltd., we will be obligated to make additional payments upon the achievement of specific development milestones. We have entered into agreements with third-party service providers to conduct our clinical trials. We make payments to these providers based upon the number of patients enrolled and the length of their participation in the trials. These agreements are generally cancellable with 30 days notice. We are unable to estimate with certainty the future enrollment costs we will incur.

Net Operating Loss Carryforwards

      At December 31, 2003, we had approximately $20.5 million of net operating loss carryforwards and approximately $324,000 in federal research and development tax credit carryforwards available to offset any future taxable income we may generate. These net operating loss and tax credit carryforwards will expire beginning in 2013. Our deferred tax assets have been offset by a full valuation allowance as the realization of such assets is uncertain. The Internal Revenue Code of 1986, as amended, places certain limitations on the annual amount of net operating loss and tax credit carryforwards that can be utilized in any particular year if certain changes in our ownership occur.

Quantitative and Qualitative Disclosures About Market Risk

      The primary objective of our investment activities is to preserve our capital for the purpose of funding operations while at the same time maximizing the income we receive from our investments without significantly increasing risk. To minimize our exposure to interest rate market risk, we have limited the maturities of our fixed rate investments to less than one year. Due to the short-term nature of these instruments, a 1% increase or decrease in market interest rates would not have a material adverse impact on the total value of our portfolio as of December 31, 2003 and a $0.3 million adverse impact on the total value of our portfolio as of March 31, 2004.

Critical Accounting Estimates

      Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

      Stock Compensation. We account for employee stock options using the intrinsic-value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations and have adopted the disclosure-only provisions of Statement of Financial Accounting Standards, or SFAS, No. 123, Accounting for Stock-Based Compensation, as amended.

      The information regarding net loss allocable to common stockholders as required by SFAS No. 123 has been determined as if we had accounted for our employee stock options under the fair value method of that Statement. The resulting effect on net loss allocable to common stockholders pursuant to SFAS No. 123 is not likely to be representative of the effects on net loss allocable to common stockholders pursuant to SFAS No. 123 in future years, since future years are likely to include additional grants and the impact of future years’ vesting.

      We have granted stock options to employees and others in exchange for goods or services. Given the absence of an active market for our common stock, management is required to estimate the fair value of our common stock based on a variety of company and industry-specific factors for the purpose of measuring the cost of the transaction and properly reflecting it in our financial statements. In connection with the preparation of the financial statements necessary for the filing of our initial public offering, we have reassessed the fair value of our common stock. During the years ended December 31, 2002 and 2003, and the three months ended March 31, 2004, certain stock options were granted with exercise prices that were below the reassessed fair value of our common stock at the date of grant. Deferred stock compensation of approximately $115,000, $9.1 million, and $2.2 million was recorded during the years ended December 31, 2002 and 2003 and the three months ended March 31, 2004, respectively, and will be amortized over the related vesting period of the options on the straight-line method.

      Clinical Trial Accruals. As of March 31, 2004, we recorded accruals for estimated preclinical and clinical study costs of approximately $6.0 million. These costs are a significant component of our research and development expenses. We make significant judgments and estimates in determining the accrual balance in any reporting period. Accrued clinical trial costs are based on estimates of the work completed under the service agreements, milestones achieved, patient enrollment and past experience with similar contracts. Our estimate of the work completed and associated costs to be accrued includes our assessment of the information received from our third-party contract research organizations and the overall status of our clinical trial activities. In the past, we have not experienced any material deviations between accrued clinical trial expenses and actual clinical trial expenses. However, actual services performed, number of patients enrolled and the rate of patient enrollment may vary from our estimates, resulting in adjustments to clinical trial expenses in future periods.

BUSINESS

Overview

      Peninsula Pharmaceuticals is a biopharmaceutical company focused on developing and commercializing antibiotics for the treatment of patients with life-threatening infections. Our lead product candidate, doripenem for injection, is an intravenous broad-spectrum antibiotic for the treatment of infections in hospitalized patients. We recently initiated phase III trials of doripenem for injection in the treatment of complicated urinary tract infections and complicated intra-abdominal infections and plan to initiate phase III trials for nosocomial pneumonia (including ventilator-associated pneumonia) in the first half of 2004. We also have two additional antibiotics in development: doripenem for inhalation for the management of pulmonary infections in cystic fibrosis patients, and PPI-0903 (formerly TAK-599), an intravenous broad-spectrum antibiotic for the treatment of severe and difficult to treat infections, including resistant Gram-positive infections. We initiated a phase I trial of doripenem for inhalation in the United Kingdom in January 2004 and a phase I trial of PPI-0903 in the United Kingdom in May 2004. In our preclinical studies and early clinical trials conducted to date, our product candidates have demonstrated various characteristics that we believe may make them attractive treatment options in our target markets, such as: activity against a broad spectrum of bacteria, including drug-resistant strains; less induction of drug resistance; an acceptable safety profile; and optimized dosing and administration. However, the efficacy and safety of each of our product candidates must be established in expanded clinical trials in a broader patient population to the satisfaction of the FDA, which must approve these products before commercialization in the United States.

      We believe that the market for antibiotics for the treatment of life threatening infections is an attractive opportunity for a variety of reasons, including:

•	the growing need for more effective antibiotics to treat drug-resistant bacteria;

•	animal models used in preclinical testing have historically been predictive of how antibiotics will perform in humans;

•	the clinical development and regulatory processes for antibiotics are relatively well defined; and

•	the ability to address this market with a targeted sales force.

      We have licensed exclusive development and commercial rights to doripenem in the United States, Canada, Mexico, Puerto Rico, and all countries in South America and Europe and exclusive worldwide development and commercial rights, excluding Japan, to PPI-0903. If our product candidates receive regulatory approvals, we intend to build our own direct sales force to market these products in North America, and may build our own sales force or partner with third parties to commercialize our products in other parts of the world. All of our product candidates address concentrated markets which we believe can be effectively served with a targeted sales force. We intend to pursue additional product acquisition and licensing opportunities that target concentrated, infectious disease markets.

      Our management team has extensive experience in developing and commercializing anti-infective therapies. We believe that our expertise in infectious diseases will allow us to identify, develop and commercialize antibacterial and other anti-infective products with attractive and superior characteristics.

Antibacterial Market Background

      Bacterial infections occur when bacteria that naturally exist in the body, or that are acquired through inhalation, ingestion or direct penetration, are not controlled by a person’s normal immune defense system. These uncontrolled bacteria can multiply and either excrete toxins or provoke the immune system to mount a response, in either case damaging tissue. Many of these infections, if not treated quickly, can be life threatening.

      Bacteria are classified as either Gram-positive or Gram-negative depending on the permeability of the bacteria’s cell wall to the stain commonly used to identify unknown bacterial cultures. This classification is important because many antibiotics are only effective against either Gram-positive or Gram-negative bacteria.

Antibiotics active against both types of bacteria are considered broad-spectrum, while antibiotics active against only one type are considered narrow-spectrum.

      According to a report prepared by Arlington Medical Resources, Inc. in 2002, the most prevalent bacteria found in hospitalized patients with serious infections, listed in descending order of prevalence, are:

Gram-Positive Bacteria	Gram-Negative Bacteria

Staphylococcus species (including MRSA)	Escherichia coli
Streptococcus species	Pseudomonas aeruginosa
Enterococcus species	Klebsiella species
Proteus species
Enterobacter species
Haemophilus species

On average, patients with these bacteria required hospital stays of more than ten days and required therapy of more than eight days.

      Antibiotics used to treat bacterial infections work by interfering with normal bacterial cellular activities, such as cell wall synthesis or bacterial replication. There are two types of antibiotics — bacteriostatic and bactericidal. Bacteriostatic antibiotics inhibit the growth or replication of bacteria, which prevents the infecting bacteria from multiplying and allows the patient’s own immune system to attack and kill the bacteria. Bactericidal antibiotics work by killing the bacteria directly, which is particularly important for patients with weakened immune systems that cannot effectively eradicate the bacteria.

      According to IMS Health Incorporated, or IMS, the annual worldwide market for anti-infective therapeutics was $26 billion in 2002. Antibiotics, the largest section of the anti-infective market, are administered primarily via three major routes:

•	Intravenous. Intravenous antibiotics are administered via direct infusion into the bloodstream, primarily in the hospital setting. Intravenous antibiotics are typically the first line of therapy for patients with life-threatening infections as intravenous administration quickly leads to high levels of antibiotic at the site of infection. Also, intravenous administration is particularly important in very sick patients who cannot take oral medications. According to IMS, sales of intravenous antibiotics in 2002 were approximately $8.9 billion worldwide.

•	Inhaled. Inhaled antibiotics are administered directly into the lungs. However, most current antibiotics are not appropriate for inhalation therapy because they have an inadequate spectrum of activity, complex formulations which cannot be inhaled, or other chemical properties that preclude inhalation. We are aware of only one antibiotic approved for use as an inhaled therapy in the United States — TOBI, or tobramycin for inhalation. TOBI is indicated for the management of pulmonary infections in patients with cystic fibrosis, or CF, and generated worldwide sales of approximately $150 million in 2002.

•	Oral. Oral antibiotics are used primarily to treat non-life-threatening infections, including infections in non- hospitalized patients and as follow-up therapy for patients previously treated with intravenous antibiotics.

      Because we do not have rights to commercialize our product candidates in all countries worldwide, our target markets are smaller than those indicated by these sales figures.

Our Market Opportunity

      We are developing intravenous and inhaled antibiotics to treat life-threatening infections. Many currently marketed antibiotics used to treat these infections have limitations and do not always provide adequate treatment. These limitations include:

•	Emergence of drug-resistant bacteria. Over the past several decades, many bacteria have developed resistance to currently marketed antibiotics. If bacteria are resistant, the infection can become difficult or impossible to treat, and may lead to death. Today, many of the major bacterial species that cause serious infections are developing resistance to existing antibiotic therapies. For example, based on aggregated data from the National Nosocomial Infection Surveillance, or NNIS, System, the infecting bacteria were resistant to methicillin in 52% of all Staphylococcus aureus infections. The U.S. Centers for Disease Control has stated that antibiotic resistance is among that organization’s top concerns.

•	Narrow spectrum of activity. Antibiotics are effective against some but not all bacteria. Many serious infections that occur in hospitalized patients are complicated and may be caused by more than one kind of bacteria. Because these patients are seriously ill and require immediate treatment, physicians typically cannot wait for the results of a test to determine the exact species of bacteria causing the infection. As a result, physicians typically prescribe a combination of antibiotics effective against the broadest spectrum of bacteria.

•	Safety issues. Many current antibiotics have been associated with serious side effects, including renal toxicities, heart rhythm abnormalities, photosensitivity, rash and central nervous system toxicities such as seizures. These side effects limit the use of antibiotics in certain patients. Further, these safety problems can be exacerbated by the increased doses often needed to treat resistant bacteria.

•	Less than optimal dosing and administration. Most existing intravenous antibiotics are available in one or two standard dosing regimens administered over a 30 to 60 minute period, even though different dosing regimens may be more appropriate for difficult-to-treat infections. Generally, these antibiotics are not administered over a longer period of time because of their lack of stability in solution or because dosing is limited by safety concerns. As a result, many patients may not receive the optimal administration of antibiotics to treat resistant bacteria most effectively.

      We believe there is an opportunity to develop antibiotics with improved activity against drug-resistant bacteria, a broader spectrum of activity, a favorable safety profile and/or an optimized dosing regimen.

Our Strategy

      Our goal is to create a biopharmaceutical company that develops and commercializes antibiotics that offer improved efficacy, dosing and safety characteristics over existing compounds. The key elements of our strategy are to:

•	Complete the development of our lead antibiotic — doripenem for injection. We are advancing doripenem for injection into six phase III trials that will evaluate this product candidate in three distinct indications. We have initiated three of these trials and expect to begin the others during the first half of 2004. We licensed doripenem from Shionogi & Co., Ltd. in Japan, who has already completed extensive clinical trials and recently submitted an application for regulatory approval of doripenem for injection in Japan with the Japanese Ministry of Health, Labor and Welfare.

•	Advance our other product candidates. We have two other antibiotic products in development: doripenem for inhalation to manage pulmonary infections in cystic fibrosis patients and PPI-0903 to treat hospital-based bacterial infections. We initiated a phase I trial for doripenem for inhalation in the United Kingdom in January 2004 and a phase I trial of PPI-0903 in the United Kingdom in May 2004. We believe our expertise in the clinical development of anti-infective products will enable us to optimize the development programs for both of these compounds.

•	Leverage and expand our anti-infective expertise. We have assembled a team of highly experienced professionals with multinational expertise in developing and commercializing anti-infective pharmaceu-

tical products. Our senior management team has over 100 years of collective experience developing and launching pharmaceutical products. This experience includes over 80 investigational new drug filings, 12 new drug application filings and 16 product launches. We intend to expand our team as our clinical efforts progress.

•	Acquire new products with superior profiles. We have in-licensed all of our product candidates. We believe that our expertise in anti-infective development and commercialization will enable us to identify and acquire new antibiotic products that have the potential to be “best-in-class.” In addition, we believe that our expertise makes us an attractive candidate for companies seeking to enter into partnerships to develop and commercialize their antibiotic product candidates. Our development expertise may allow such companies to access development skills not readily available to them or to pursue drug candidate projects for which they do not have the resources. We plan to selectively seek to acquire and develop antibacterial products that offer advantages over existing antibiotics. We anticipate that the financial terms of any new arrangements we may enter into may include license fees, milestone payments and royalties.

•	Develop sales and marketing capabilities. We have licensed exclusive commercial rights to all of our product candidates in the United States, Canada, Mexico, Puerto Rico, and all countries in South America and Europe. For PPI-0903, we also have licensed exclusive commercial rights for the rest of the world excluding Japan. We are developing these product candidates to address infections in hospitals, which market can be served by a small, targeted sales force. If our product candidates receive regulatory approvals, we intend to build our own sales force to market them in North America and may build our own sales force or partner with third parties to commercialize our products in other parts of the world.

Our Product Portfolio

      We have a portfolio of product candidates focused on the treatment of life-threatening bacterial infections. Based on our preclinical studies and early clinical trials, we believe our product candidates target significant market opportunities and possess characteristics that may make them attractive treatment options.

Product Candidate	Status	Target Indication(s)	Commercial Rights

Doripenem for Injection	Phase III trials initiated in December 2003 and April 2004	Complicated urinary tract infections, including pyelonephritis	United States, Canada, Mexico, Puerto Rico, and all countries in South America and Europe

	Phase III trial initiated in March 2004	Complicated intra- abdominal infections

	Phase III trial expected to begin in the first half of 2004	Nosocomial pneumonia (including ventilator- associated pneumonia)

Doripenem for Inhalation	Phase I trial initiated in January 2004	Pulmonary infections in CF patients	United States, Canada, Mexico, Puerto Rico, and all countries in South America and Europe

PPI-0903	Phase I trial initiated in May 2004	Hospital-based infections	Worldwide outside of Japan

     Doripenem for Injection

      Doripenem is a new member of the carbapenem class of beta-lactam antibiotics. Beta-lactam antibiotics have predictable efficacy and safety profiles and, according to IMS, are the most widely used antibiotics in the world based on 2002 sales. Carbapenems have been used for almost 20 years for the treatment of serious, hospital-acquired infections. Carbapenems have generally shown potent, broad-spectrum bactericidal activity, particularly against resistant bacteria commonly found in the hospital. According to sales figures reported by pharmaceutical companies, carbapenems generated over $880 million in worldwide sales in 2002.

      We licensed from Shionogi & Co., Ltd. the exclusive rights to develop and commercialize doripenem products in the United States, Canada, Mexico, Puerto Rico, and all countries in South America and Europe. As a result, our target markets are smaller than those indicated by the sales figures for carbapenems worldwide. Shionogi & Co., Ltd. has completed phase III trials of doripenem for injection in Japan and recently submitted an application for regulatory approval to the Japanese Ministry of Health, Labor and Welfare. We intend to evaluate and use the data resulting from these trials to support our development and regulatory approval efforts.

          The Market Opportunity for Doripenem for Injection

      We are currently developing doripenem for injection for the treatment of serious bacterial infections in the hospital. In our preclinical studies and early clinical trials of doripenem for injection and in studies and clinical trials conducted by Shionogi & Co., Ltd., we observed the following characteristics that we believe may make doripenem for injection an attractive treatment option for use in the hospital setting:

•	Spectrum of activity and potency against resistant hospital bacteria. In preclinical studies, doripenem has shown in vitro activity against many Gram-positive bacteria, including multi-drug resistant Streptococcus pneumoniae and methicillin-sensitive Staphylococcus aureus. Doripenem has also shown activity against resistant Gram-negative bacteria, including extended spectrum beta-lactamase-producing strains (bacteria that produce enzymes which reduce the activity of beta-lactam antibiotics), Pseudomonas aeruginosa and Klebsiella pneumoniae.

•	Lower propensity to induce resistance in P. aeruginosa. In standard laboratory tests that measure an antibiotic’s tendency to induce resistance in bacteria, doripenem demonstrated a lower incidence of resistance in P. aeruginosa than many of the currently marketed antibiotics used to treat serious infections. We believe this characteristic may lower the likelihood of resistance development during clinical therapy.

•	Acceptable safety profile. Beta-lactam antibiotics, including carbapenems, are considered one of the safest classes of antibiotics. However, at least one marketed carbapenem has been associated with central nervous system and renal toxicities that have limited its use. Data generated by Shionogi & Co., Ltd. in its clinical trials and by us in our phase I and II trials have not revealed any incidence of convulsions, induction of seizures or other similar central nervous system toxicity. In addition, doripenem for injection has demonstrated no renal toxicity in animal models or in our clinical trials conducted to date. This safety data is preliminary and subject to the review of the FDA, however, and the results of later clinical trials in a broader patient population may reveal unknown or unexpected safety issues.

•	Opportunity for optimized dosing. In our stability studies, which measure how long a drug compound maintains its potency after it is dissolved in solution for intravenous administration, we observed that doripenem is stable in solution for up to 12 hours. This compares favorably with other carbapenems which have relatively short stability in solution (approximately three to four hours). Shorter stability in solution limits the period of infusion of a drug, because it is not useful to continue infusion once the antibiotic has lost its potency in solution. We believe that this extended stability may allow for prolonged infusion of up to four to six hours in patients with highly complicated hospital infections that are frequently caused by more resistant bacteria. This potential for flexibility in dosing may allow physicians to optimize treatment of their patients. For example, physicians could prescribe doripenem in a traditional infusion (30 to 60 minutes) for less-complicated hospital infections caused by more susceptible bacteria, and a longer infusion for more serious, complicated infections frequently caused by more resistant bacteria. We believe that prolonged infusion for the treatment of more serious, complicated infections may maximize the bactericidal effects of doripenem for injection and potentially reduce toxicities seen with standard antibiotic infusion therapies as a result of lower peak concentration. Some antibiotics have been evaluated for prolonged infusion. However, we are not aware of any marketed antibiotics that are approved for prolonged infusion.

      As these characteristics were observed in preclinical studies and early clinical trials, the efficacy and safety of doripenem for injection must be demonstrated in large scale clinical trials in a broader patient population to the satisfaction of the FDA, which must approve this product before commercialization in the United States.

          Overview of Our Phase I and II Clinical Program

      We conducted three phase I trials evaluating the safety of doripenem for injection in 42 healthy volunteers and 24 patients with various degrees of renal impairment. There were no serious adverse events reported in any of these trials. The most commonly reported adverse events were nausea, headache and diarrhea, all of which are commonly associated with the administration of carbapenems. Some volunteers in the highest dosage group exhibited elevated liver enzymes levels, which were mild and transient and had either returned to normal or were returning towards normal by the end of the trial. There was no incidence of seizure at any dose in these trials. The results of these trials supported the initiation of our phase II trial.

      In our phase II trial, we evaluated the safety and efficacy of doripenem for injection in the treatment of complicated urinary tract infections, including pyelonephritis. We enrolled 121 patients at sites in three different countries. Enrollment in this phase II trial was split between approximately 44% complicated urinary tract infections and 56% pyelonephritis. Patients were randomized to receive two different doses of doripenem, 250mg or 500mg, every eight hours, for no less than seven days with no oral follow-up therapy. The main endpoints of this trial were microbiological and clinical response and safety. Microbiological response measures the percentage of treated patients that showed no residual infecting bacteria at five to nine days after therapy. Clinical response measures the percentage of treated patients that showed recovery from the infection, according to standard clinical diagnostic criteria at five to nine days post-therapy. Clinical and laboratory safety data was evaluated throughout the trial.

      The following table summarizes the microbiological and clinical responses from our phase II trial:

Dosing Regimen	Microbiological Response	Clinical Response

Doripenem 250mg for 60 minutes every 8 hours (n = 65 patients, 53 evaluable)	64%	93%
Doripenem 500mg for 60 minutes every 8 hours (n = 56 patients, 47 evaluable)	68%	90%
Historical Control(1)	Range: 47% – 91% Mean: 66%	Range: 76% – 100% Mean: 92%

(1)	A compilation of data from 14 clinical trials of intravenous antibiotics with similar design, endpoints and duration of therapy involving more than 1,100 patients with complicated urinary tract infections, including pyelonephritis. The historical control data was obtained from peer-reviewed scientific literature, and included trials involving some of our potential competitors.

      The data obtained from our phase II trial are interim results, as the trial was not designed to obtain definitive statistical evidence of safety and efficacy that is required for FDA approval. There can be no assurance that the results we observed in our phase II trial will be confirmed by the phase III trials or that the results of any of our trials will support FDA approval of doripenem for injection.

      To supplement the data generated by the clinical trials conducted by Shionogi & Co., Ltd., we collected a significant amount of safety data as part of our phase II trial, including more frequent laboratory tests, electrocardiogram monitoring of heart function, and other adverse event monitoring. The most commonly reported clinical adverse events in this trial were headache, injection site pain, constipation, diarrhea and indigestion, all of which are commonly associated with the administration of carbapenems. Laboratory abnormalities included mild and transient liver enzyme elevations and other non-serious blood chemistry abnormalities, all of which returned to normal or were returning to normal or baseline value by the end of the trial. As of the completion of our trial, there were four observed serious adverse events that occurred after administration of doripenem for injection was started. The investigating physicians concluded that only one serious adverse event, a presumed allergic reaction, was believed to be probably related to the administration of doripenem for injection. This presumed allergic reaction consisted of one patient experiencing a sensation of swelling of the throat and tightening of the chest, reactions common in persons with sensitivities to carbapenems, and the patient was discharged without further symptoms. The event was deemed to be a serious adverse event based on the medical judgment of the clinician.

          Our Phase III Clinical Program

      Our phase III program will include six separate trials to study doripenem for injection in three distinct indications: complicated urinary tract infections, including pyelonephritis, complicated intra-abdominal infections and nosocomial pneumonias. We recently initiated phase III trials for the treatment of complicated urinary tract infections, including pyelonephritis, and complicated intra-abdominal infections, and plan to initiate a phase III trial for nosocomial pneumonia in the first half of 2004. If approved for these three indications, we believe that doripenem for injection could be used to treat a broad range of infections that require intravenous administration of antibiotics. The trials of one or more of these indications will include the use of prolonged infusion therapy to treat patients with complicated infections frequently caused by less susceptible bacteria.

     Doripenem for Inhalation

      We are developing doripenem for inhalation for the management of pulmonary infections due to P. aeruginosa and B. cepacia in CF patients. Inhalation of doripenem enables the delivery of this compound at high concentrations directly into the lungs to manage these serious pulmonary infections. We believe that the current intravenous formulation of doripenem is appropriate for inhalation by a standard pulmonary device called a nebulizer, with no need for further formulation development. The nebulizer device converts a liquid to small droplets which can then be inhaled by the patient directly into the respiratory tract and lungs, with the goal of efficiently delivering the inhaled drug to the site of infection in the lower airways and deep lung tissue. In our feasibility studies of doripenem for inhalation using a standard nebulizer device, we have found that aerosolized doripenem particles have a size appropriate for deep lung deposition upon inhalation.

          The Market Opportunity for Doripenem for Inhalation

      According to estimates from the Cystic Fibrosis Foundation and CysticFibrosis.com, cystic fibrosis is a genetic disease affecting more than 30,000 people in the United States and more than 63,000 worldwide. It is primarily characterized by chronic airway obstruction and infection in the lungs. P. aeruginosa and B. cepacia are the predominant bacteria infecting CF patients’ lungs by the end of the first decade of life. These chronic bacterial infections are associated with an intense inflammatory response that damages airways, causing a progressive reduction in lung function and impairing normal breathing. According to a report published by Clinical Microbiology Reviews in 2002, between 80% and 95% of CF patients ultimately die from lung disease.

      Currently, the primary therapy for CF includes nutritional support, clearance of lower-airway secretions and aggressive management of pulmonary infections with antibiotics. Based on reports published by Clinical Microbiology Reviews in 2002 and the Cystic Fibrosis Foundation, the availability and use of these therapies has led to a more than doubling of the median age of survival for CF patients over the past three decades to 33 years. We are aware of only one antibiotic, an inhaled version of tobramycin, or TOBI, that is approved by the Food and Drug Administration, or FDA, for the management of pulmonary infections in CF patients. However, as with any antibiotic, the continuous use of TOBI will result in the emergence of resistant strains of P. aeruginosa and B. cepacia. Therefore, to reduce the emergence of resistance, TOBI is approved for administration in alternating 28-day cycles where patients spend 28 days on therapy and then 28 days off. During the off-therapy cycle, patients typically experience disease progression. Given this limitation, we believe that there is a need for a new inhaled antibiotic that has more potent activity against resistant bacteria and a lower incidence of causing resistance.

      We believe that doripenem for inhalation could be an attractive therapy for the management of pulmonary infections in CF patients because of the following characteristics observed in our preclinical studies:

•	Increased potency against relevant bacteria. Doripenem for inhalation demonstrated in vitro and in vivo potency against the most common respiratory bacteria found in CF patients, including difficult to treat resistant organisms. It has also demonstrated greater in vitro activity than all other antibiotics we have tested, including tobramycin and aztreonam, a compound currently in phase II clinical development, against strains of P. aeruginosa and B. cepacia collected from CF patients.

•	Lower propensity to induce resistance in P. aeruginosa. In standard laboratory tests that measure an antibiotic’s tendency to induce resistance in bacteria, doripenem demonstrated a lower incidence of resistance in P. aeruginosa than many of the currently-marketed antibiotics used to treat serious pulmonary infections. We believe this characteristic may lower the likelihood of resistance development during clinical therapy.

•	Demonstrated in vivo efficacy. In an animal model of pulmonary infections due to P. aeruginosa, doripenem for inhalation demonstrated superior bacterial clearance at the highest dose and equivalent survival rates compared to TOBI.

•	Suitable for nebulization. The current formulation of doripenem for injection achieves a particle size appropriate for inhaled delivery after nebulization. Therefore, no further formulation development effort is required. Doripenem also demonstrated longer stability in solution compared to other carbapenems.

      As these characteristics were observed in preclinical studies, the efficacy and safety of doripenem for inhalation must be demonstrated in both early stage and large scale clinical trials to the satisfaction of the FDA, which must approve this product before commercialization in the United States.

          Status of Doripenem for Inhalation

      We have conducted extensive in vitro and in vivo studies evaluating doripenem for inhalation. In these preclinical studies, we demonstrated that doripenem for inhalation is highly active against the bacteria studied. One study compared doripenem activity to that of tobramycin, aztreonam, ceftazidime, and imipenem against P. aeruginosa and B. cepacia. These are the primary pathogens infecting the lungs of patients with CF and are of growing importance in other patient populations, including individuals with compromised immunity. Doripenem was two to 64 fold more active than other antibiotics we tested against P. aeruginosa isolates from both CF and non-CF patients. In addition, doripenem displayed better in vitro activity against B. cepacia, a pathogen associated with high mortality in CF patients, than the other tested antibiotics. The following table summarizes the minimum inhibitory concentrations, or MIC, expressed as micrograms per milliliter (mg/mL), required to inhibit bacterial growth by 50% (MIC50), or 90% (MIC90), of P. aeruginosa and B. cepacia, isolated from both CF and non-CF patients. A smaller MIC number indicates a low amount of drug is required to kill bacteria while a higher number indicates more drug is required. The table also summarizes, in the parentheses, the observed minimum and maximum MIC necessary to inhibit bacterial growth for all bacteria in this test.

MIC50 / MIC90 (mg / mL) (MIC ranges)

Pathogens	doripenem	tobramycin	aztreonam	imipenem	ceftazidime

Pseudomonas aeruginosa (Non-CF)	m0.25/1.0	1.0/2.0	8.0/16	1.0/2.0	2.0/8.0
	(m0.25-16)	(m0.25->512)	(m0.25-64)	(m0.25-32)	(m0.25-64)

Pseudomonas aeruginosa (CF)	m0.25/2.0	0.5/8.0	8.0/64	1.0/16	2.0/32
	(m0.25-256)	(m0.25-512)	(m0.25->512)	(m0.25-256)	(m0.25-256)

Burkholderia cepacia	2.0/8.0	64/128	32/256	4.0/16	4.0/16
	(m0.25-128)	(m0.25-256)	(m0.25-512)	(m0.25-128)	(m0.25->512)

      We believe these data support clinical development of doripenem for inhalation as a therapeutic for a number of serious bacterial infections. Based on the results of our preclinical studies, we initiated a phase I trial in the United Kingdom in January 2004 to evaluate doripenem for inhalation for the management of pulmonary infections in CF patients. Our phase I program will assess the safety and tolerability of doripenem for inhalation in adult subjects. We then plan to study doripenem for inhalation in clinical trials involving CF patients.

     PPI-0903

      PPI-0903 is a next-generation cephalosporin, a member of the beta-lactam class of antibiotics. Cephalosporins are commonly used as a first line therapy for the treatment of hospital-based infections due to their favorable safety profiles and efficacy. Cephalosporins are the most frequently-utilized antibiotics, generating $7 billion in worldwide sales in 2002. Because we do not have rights to commercialize PPI-0903 in all countries worldwide, our target markets are smaller than those indicated by these sales figures.

          The Market Opportunity for PPI-0903

      Cephalosporins are currently the standard first line therapy for many serious infections. However, the emergence of drug-resistant bacteria has significantly limited the clinical utility of the existing cephalosporin antibiotics in the hospital setting. The currently-approved cephalosporins are ineffective against the resistant Gram-positive bacteria that cause many serious hospital infections, especially methicillin-resistant Staphylococcus aureus, or MRSA, and penicillin-resistant Streptococcus pneumoniae, or PRSP. In fact, based on aggregated data from the NNIS System, 52% of all S. aureus infections in hospitalized patients are resistant to methicillin.

      To address the issue of bacterial resistance to existing cephalosporins, physicians often prescribe a combination of a narrow spectrum agent, such as vancomycin, and a broad spectrum cephalosporin, such as Rocephin, to treat infections where MRSA or PRSP is considered to be a likely causative bacteria. However, vancomycin has weak bactericidal activity, low penetration into tissues, and there is evidence of emerging resistance.

      Several new narrow spectrum antibiotics have been recently approved to address the problem of drug resistant bacteria such as MRSA. Zyvox, a narrow spectrum antibiotic, has demonstrated activity comparable to vancomycin against MRSA, and is also active against strains of S. aureus, that are resistant or nearly resistant to vancomycin. However, Zyvox’s activity against MRSA is bacteriostatic and as a result, has limited benefit when used as a single agent in patients with weakened immune systems, which is usually the case in hospitalized patients with serious infections. In addition, bacteria resistant to Zyvox have recently emerged. Further, Zyvox, as with vancomycin, is inactive against Gram-negative bacteria and has been associated with myelosuppression, or suppression of the body’s ability to produce white blood cells. Cubicin, a narrow spectrum antibiotic was recently approved by the FDA with demonstrated activity against resistant Gram-positive bacteria, and several other new narrow spectrum antibiotics with anti-MRSA activity, such as oritavancin and dalbavancin, are currently under development. However, these products also have limited activity against Gram-negative organisms and, therefore, we believe that there remains a need for a broad-spectrum antibiotic with bacteriocidal activity against drug resistant Gram-positive organisms and common Gram-negative organisms.

      Based on our preclinical studies conducted to date, we believe that PPI-0903 has several characteristics which could make it an attractive treatment option for use in the hospital setting, including:

•	Activity against multi-drug resistant staphylococci and other drug-resistant Gram-positive bacteria. In preclinical studies, PPI-0903 has demonstrated potent activity against resistant strains of Gram-positive bacteria found in the hospital and the community such as MRSA, PRSP and vancomycin-intermediate Staphylococcus aureus.

•	Activity against Gram-negative organisms. In preclinical studies, PPI-0903 was also active against many common Gram-negative bacteria, resulting in a broad-spectrum antibiotic. As a result, we believe this product could eliminate the need for the physician to use combination therapies to treat infections due to these resistant bacteria.

•	Acceptable safety profile. PPI-0903 is a new member of the cephalosporin class, a class that has been used for over 30 years and is known for its favorable safety profile. In our preclinical studies, PPI-0903 has demonstrated a safety profile similar to that of existing cephalosporins. However, these results are based on animal models and may not be predictive of results in humans.

      As these characteristics were observed in preclinical studies, the efficacy and safety of PPI-0903 must be demonstrated in both early stage and large scale clinical trials to the satisfaction of the FDA, which must approve this product before commercialization in the United States.

          Status of PPI-0903

      We licensed from Takeda Chemical Industries, Ltd. in September 2003 the exclusive rights to develop and commercialize all PPI-0903 products worldwide, except Japan. Takeda Chemical Industries, Ltd. completed all phase I enabling pharmacology and toxicology studies on PPI-0903, which exhibited a pharmacokinetic profile similar to other beta-lactam antibiotics. In our preclinical studies, PPI-0903 has demonstrated broad antibacterial potency against Gram-positive and Gram-negative bacteria, including drug resistant Gram-positive bacteria such as MRSA.

      Our clinical development plan for PPI-0903 is designed to demonstrate the safety of PPI-0903 in a variety of hospitalized patients and its efficacy against difficult-to-treat hospital bacteria. Based on the results of our preclinical studies, we initiated a phase I trial in the United Kingdom in May 2004 to evaluate the safety and tolerability of PPI-0903 in healthy subjects. As a member of the well known cephalosporin class of beta-lactam antibiotics, we believe PPI-0903 will benefit from the relatively well defined development guidelines established by regulatory authorities.

Licensing Relationships

     Shionogi & Co., Ltd. License Agreement

      We entered into a license agreement with Shionogi & Co., Ltd. effective July 2002, which was amended in September 2002, July 2003 and December 2003. Under this agreement, we have an exclusive license under Shionogi & Co., Ltd.’s patent rights and know-how related to doripenem to develop and commercialize pharmaceutical products containing doripenem in the United States, Canada, Mexico, Puerto Rico, and all countries in South America and Europe, which we refer to as our territory. Shionogi & Co., Ltd. retained the right to develop and commercialize doripenem products outside our territory. We granted to Shionogi & Co., Ltd. an exclusive license to any inventions we make pursuant to work we conduct under the license agreement that are necessary or useful for Shionogi & Co., Ltd. to develop and commercialize doripenem products outside our territory, and any such inventions Shionogi & Co., Ltd. makes that are necessary or useful to us are included within our licenses.

      Under the license agreement, Shionogi & Co., Ltd. provides to us all scientific or technical information and data, including preclinical and clinical data, related to doripenem products that are necessary or useful for our development and commercialization of doripenem products in our territory. This includes data from a phase III clinical trial on an injectable doripenem product conducted by Shionogi & Co., Ltd. in Japan for urinary and respiratory tract infections. Shionogi & Co., Ltd. also agrees to reasonably assist us in obtaining approvals to market doripenem products in our territory. For our part, we agree to provide to Shionogi & Co., Ltd. all information and data we obtain from each clinical trial performed for doripenem products after completion of the final report for such trial and to provide Shionogi & Co., Ltd. reasonable assistance in obtaining approvals to market doripenem products outside our territory. The license agreement requires us to use reasonable efforts to undertake all development work necessary to obtain approvals to market doripenem products throughout our territory, and to use our diligent efforts in the promotion, marketing and sale of doripenem products.

      In consideration for our licenses under the license agreement, we paid Shionogi & Co., Ltd. an up-front license fee and have paid certain milestone payments, totaling $600,000 thus far. We will also pay Shionogi & Co., Ltd. additional payments totaling $1,200,000 based on the occurrence of development-related milestone events. The next milestone payment will be due upon submitting an application for regulatory approval to market a doripenem product anywhere in our territory. If we fail to meet any milestone within a certain period of time after its target date as a result of our negligence or willful misconduct, the milestone payment becomes payable even though we may not have met the milestone at that time. Pursuant to our license agreement with Shionogi & Co., Ltd., in July 2003 we entered into a separate supply agreement with Shionogi & Co., Ltd. covering the supply of our commercial requirements of doripenem products. Under the license agreement and the supply agreement with Shionogi & Co., Ltd. we agree to purchase all of our clinical and commercial requirements for doripenem products from Shionogi & Co., Ltd. or its designee, and Shionogi & Co., Ltd. agrees to supply to us doripenem products at fixed prices. See “Business — Manufacturing.”

      Our license agreement with Shionogi & Co., Ltd., unless terminated earlier, will expire on a country by country basis upon the later of the expiration of the last to expire patent licensed to us under the agreement or 10 years after the first commercial launch of the product in that country. We have the right to terminate the license agreement at our sole discretion in the event of an uncured material breach, liquidation or insolvency by Shionogi & Co., Ltd., or in other circumstances. Shionogi & Co., Ltd. may terminate the agreement in the event of an uncured material breach, liquidation or insolvency by us, or if we fail to achieve the remaining development milestones within a specified period of time due to our negligence or willful misconduct and do not promptly initiate diligent efforts to redress such situation. Shionogi & Co., Ltd. also may terminate the agreement if we undergo a change of control event and the acquiring company elects not to further develop or market doripenem products or is developing or marketing any injectable carbapenem antibiotic product. If Shionogi & Co., Ltd. terminates the agreement, we would have no further rights to develop and commercialize doripenem products and would have to return to Shionogi & Co., Ltd. any know-how relating to doripenem products that we have received from Shionogi & Co., Ltd. Upon expiration of the agreement under its terms, we have a non-exclusive, perpetual license to use the know-how relating to doripenem that we have received from Shionogi & Co., Ltd.

Takeda Chemical Industries, Ltd. License Agreement

      We entered into a license agreement with Takeda Chemical Industries, Ltd. in September 2003. Under this agreement, we have an exclusive license under all of Takeda Chemical Industries, Ltd.’s patent rights and information related to PPI-0903 to develop and commercialize PPI-0903 and/or pharmaceutical products containing PPI-0903 in all countries worldwide except Japan, which we refer to as our territory. We granted Takeda Chemical Industries, Ltd. an option to negotiate, for a limited period of time, the terms under which Takeda Chemical Industries, Ltd. would obtain the right to develop and commercialize, by itself or through a third party, PPI-0903 products in various countries upon meeting certain clinical development milestones. The countries, which we refer to as the option countries, include all Central and South American countries, Spain, Portugal and select Eastern European, Commonwealth of Independent States and Middle Eastern countries. In addition, we agreed that, if we elect to seek a sublicensee or distributor to develop or sell a PPI-0903 product in any country in our territory, we would negotiate with Takeda Chemical Industries, Ltd. for a limited period of time, prior to negotiating with any other party, the terms on which Takeda Chemical Industries, Ltd. may become our sublicensee or distributor in such country.

      Under the agreement, Takeda Chemical Industries, Ltd. agreed to disclose to us all data, results and information relating to PPI-0903 and PPI-0903 products, which are necessary or useful for us to evaluate, develop, register and commercialize PPI-0903 in our territory. Likewise, we will use reasonable efforts to disclose to Takeda Chemical Industries, Ltd. medical and other technical information relating to the PPI-0903 products for its use in developing, commercializing and registering PPI-0903 products in Takeda Chemical Industries, Ltd.’s territory. Takeda Chemical Industries, Ltd. has the right to use the results of our development work and other relevant information we may have in order to evaluate and determine its interest in any countries pursuant to its negotiation rights described above.

      We paid Takeda Chemical Industries, Ltd. an up-front license fee of $500,000 and agreed to pay additional milestone payments totaling $18,000,000 upon the occurrence of development-related milestones.

The next milestone payment will be due upon commencement of the first Phase III clinical trial of PPI-0903 products in our territory. We have an obligation to pay Takeda Chemical Industries, Ltd. royalties on sales of PPI-0903 in the territory in which we are licensed on a country-by-country basis. This obligation commences in each country on the date of the first commercial sale of PPI-0903 in such country and expires on the later of the tenth anniversary of the first commercial sale of PPI-0903 in such country or the date of expiration of the last to expire valid patent claim that claims the composition of matter of PPI-0903 or the method of using PPI-0903 in such country. The percentage of net sales of PPI-0903 products that we are obligated to pay to Takeda Chemical Industries, Ltd. as royalties varies depending on whether we have obtained regulatory approval of such products for the indication of the treatment of infections due to MRSA, and also on annual volume of such sales in any country with MRSA approval. We have the right to request from Takeda Chemical Industries, Ltd. specified amounts of our clinical requirements of PPI-0903 at fixed prices, and Takeda Chemical Industries, Ltd. will use commercially reasonable efforts to provide the requested PPI-0903 to us. Pursuant to the license agreement and a supply agreement that we may enter into with Takeda Chemical Industries, Ltd., and unless Takeda Chemical Industries, Ltd. decides otherwise, Takeda Chemical Industries, Ltd. or its appointee will supply and deliver our entire commercial supply of PPI-0903. See “Business — Manufacturing.”

      Takeda Chemical Industries, Ltd. retains all rights to PPI-0903 and products containing PPI-0903 in the Takeda Chemical Industries, Ltd. territory and worldwide manufacturing rights to PPI-0903, subject to certain rights we have to take over the manufacture of PPI-0903 for our needs in certain circumstances. We granted to Takeda Chemical Industries, Ltd., and third parties who are also licensed under Takeda Chemical Industries, Ltd.’s patents and manufacturing know-how, the right to use the results of our development work to develop and commercialize PPI-0903 products in the Takeda Chemical Industries, Ltd. territory.

      We are required to use commercially reasonable efforts to undertake as soon as possible the necessary development work to obtain approval promptly in the United States, United Kingdom, France, Germany, Italy, Austria, Switzerland, and Spain (if not selected as an option country by Takeda Chemical Industries, Ltd.), and to use all commercially reasonable efforts to obtain approval to import, process and commercialize PPI-0903 in these countries as soon as reasonably possible, in accordance with the timeline established by a joint committee of the parties. We are also required to undertake the necessary development work for, and to apply for and seek to obtain, approval in such other countries for which we determine it makes financial sense to obtain approval of PPI-0903 products. Additionally, we are required to use commercially reasonable efforts to maximize sales of PPI-0903 products.

      The license agreement, unless it is terminated earlier, shall exist as long as our royalty obligation exists. Upon expiration, our license under the patents and information to develop and commercialize PPI-0903 products will become fully-paid and royalty-free. Either party may terminate the agreement in the event of an uncured material breach by the other, liquidation or insolvency by the other, or if we undergo a change of control. We also may terminate the agreement in certain other circumstances. If the agreement is terminated, we would have no further rights to develop and commercialize PPI-0903.

Sales and Marketing

      Assuming approval of our product candidates, we intend to build a commercial infrastructure to market and sell our products. Because our products are primarily targeting the hospital market, we believe that we can effectively market our products in North America with our own targeted sales force. We may decide to build our own sales force or we may partner with third parties to market our products outside North America.

Intellectual Property

      We have licensed from Shionogi & Co., Ltd. four issued U.S. patents. These patents have claims covering carbapenem derivatives including doripenem, a method of inhibiting bacterial growth using such carbapenem derivatives, intermediates useful in the synthesis of such carbapenem derivatives, a crystal polymorph of doripenem and method for producing such crystal polymorph, and methods for producing a sulfamide useful in the synthesis of doripenem. The primary patent covering carbapenem derivatives expires in August 2012. Counterparts to some of these issued U.S. patents have either issued or are being prosecuted in some foreign countries in our territory.

      We have also licensed from Shionogi & Co., Ltd. a pending U.S. patent application covering a particular crystal polymorph with enhanced stability and methods for producing such crystal polymorph. This polymorph is an active ingredient in all doripenem products sold. In addition, we have filed a provisional patent application in the United States which claims the use of carbapenems (including doripenem) to treat or prevent pulmonary infections, new pharmaceutical compositions of carbapenems and new methods for administering carbapenems to patients. We plan to convert the provisional application to a U.S. utility application in 2004. We also plan to file a Patent Cooperation Treaty application based on our provisional application in 2004 which will preserve our ability to prosecute foreign counterparts of our U.S. utility application.

      We have licensed an issued U.S. patent from Takeda Chemical Industries, Ltd. which claims cephem derivatives including PPI-0903, a method of producing pharmaceutical compositions of such cephem derivatives, methods of treating a bacterial infection with such cephem derivatives and methods for synthesizing such cephem derivatives. This issued U.S. patent expires in December 2018. We have also licensed various foreign counterparts of this issued U.S. patent, which have either issued as patents or are currently being prosecuted in some foreign countries in our territory.

      In addition, we have licensed a U.S. patent application and corresponding foreign applications from Takeda Chemical Industries, Ltd., which discloses various polymorphs of PPI-0903 and methods of synthesizing these polymorphs. Claims under these patent applications are currently being prosecuted in both the United States and foreign jurisdictions.

      We have not controlled and do not control the prosecution of any of the patents or patent applications that we have licensed. However, we have the right to comment on the prosecution of patent applications licensed to us by Takeda Chemical Industries, Ltd. We cannot be certain that such prosecution efforts have been or will be conducted in compliance with applicable laws and regulations or will result in valid or enforceable patents. Further, our licensors are not prosecuting patents covering our product candidates in some countries in the respective territories where we have license rights, and in such countries we may not be able to prevent competitors from selling versions of our product candidates.

Competition

      The pharmaceutical industry is highly competitive. We face significant competition from pharmaceutical companies and biotechnology companies that are researching and selling products designed to treat hospital-based and other life-threatening infections. Many of these companies have significantly greater financial, manufacturing, marketing and product development resources than we do. Large pharmaceutical companies in particular have extensive experience in clinical testing and in obtaining regulatory approvals for drugs. These companies also have significantly greater research capabilities than we do. We believe that the key competitive factors affecting us are likely to be the experience of our management team and the efficacy, safety profile and market acceptance of our product candidates. Several pharmaceutical and biotechnology companies have established themselves in the field of infectious disease, specifically bacterial infections in the hospital setting and other life-threatening infections. Significant competitors to our product candidates include the following:

Stage of
Product	Development	Key Features	Competitor

Primaxin (imipenem/ cilastatin)	Marketed	Intravenous broad spectrum carbapenem	Merck

Merrem IV (meropenem)	Marketed	Intravenous broad spectrum carbapenem	AstraZeneca

InVanz (ertapenem)	Marketed	Intravenous broad spectrum carbapenem	Merck

Zosyn (piperacillin/ tazobactam)	Marketed	Intravenous combination penicillin and beta-lactamase inhibitor	Wyeth

TOBI (tobramycin solution for inhalation)	Marketed	Inhaled aminoglycoside	Chiron

BAL-5788	Phase II	Intravenous broad spectrum cephalosporin active against resistant Gram-positive bacteria	Basilea

CORUS-1020	Phase II	Inhaled aztreonam	Corus

CS-023	Entering Phase II	Intravenous broad spectrum carbapenem	Roche/ Sankyo

Manufacturing

      We obtain our supply of active drug product from our licensing partners and intend to outsource all of our manufacturing activities for the foreseeable future. We believe this manufacturing strategy will enable us to direct financial resources to the development and commercialization of products rather than diverting resources to establishing a manufacturing infrastructure.

Shionogi & Co., Ltd.

      Under our license agreement, Shionogi & Co., Ltd. supplies our requirements of doripenem for non-commercial activities at a fixed price. In July 2003, we entered into a supply agreement with Shionogi & Co., Ltd. for the supply of our requirements of doripenem for commercial sale at a fixed prices. The price we pay Shionogi & Co., Ltd. for supply of doripenem for commercial sale varies depending upon the quantity of doripenem that we purchase from Shionogi & Co., Ltd. on an annual basis. We are required to purchase from Shionogi & Co., Ltd. all of our requirements of doripenem for commercial sale, and in any event must purchase certain minimum quantities on an annual basis after commercial launch. Under certain circumstances where Shionogi & Co., Ltd. is unable to supply our requirements of doripenem, we have the ability to obtain rights to establish a secondary source to manufacture doripenem. The commercial supply agreement with Shionogi & Co., Ltd. will terminate on the date on which our license agreement with Shionogi & Co., Ltd. terminates. The supply agreement may also be terminated for material breach. Because we obtain finished drug product from Shionogi & Co., Ltd., we do not intend to use any third-party manufacturers for doripenem.

Takeda Chemical Industries, Ltd.

      Under our agreement with Takeda Chemical Industries, Ltd. entered into in September 2003, we agreed to purchase preclinical and clinical supplies of bulk PPI-0903 drug product from Takeda Chemical Industries, Ltd. Takeda Chemical Industries, Ltd. will be our exclusive supplier of bulk drug product for use in development. If Takeda Chemical Industries, Ltd. elects to cease supplying, or is unable to supply, us with our requirements of bulk drug product, we would obtain rights to manufacture bulk drug product. An initial quantity of bulk drug product will be supplied to us by Takeda Chemical Industries, Ltd. at a fixed price. Thereafter, Takeda Chemical Industries, Ltd. will supply us with additional quantities of bulk drug product for development on a cost-plus basis. We have a minimum purchase commitment of $1,200,000 with respect to the supply of clinical material to be purchased from Takeda Chemical Industries, Ltd., which we satisfied in the first quarter of 2004. We have established an irrevocable letter of credit payable to Takeda Chemical Industries, Ltd. upon the delivery of the initial quantity of bulk drug product. Takeda Chemical Industries, Ltd. may also request us to establish a letter of credit payable to Takeda Chemical Industries, Ltd. upon future deliveries of bulk drug product. Takeda Chemical Industries, Ltd. also has the right to supply us with our requirements of bulk drug product for commercial sale. If Takeda Chemical Industries, Ltd. elects to supply us with our commercial requirements of bulk drug product, we will negotiate the terms of a commercial supply agreement once we have begun phase III clinical trials, which agreement will provide for Takeda Chemical Industries, Ltd. to supply us with bulk drug product on a cost-plus basis subject to a maximum price and further provide that we will have the right to supply or have supplied our requirements of bulk product in the case Takeda Chemical Industries, Ltd. is unable to supply such requirements. We intend to use third-party manufacturers to manufacture finished PPI-0903 from the bulk drug product supplied by Takeda Chemical Industries, Ltd.

Government Regulation and Product Approval

      Regulation by governmental authorities in the United States and other countries is a significant factor in the development, manufacture and marketing of pharmaceuticals and antibiotics. All of our products will require regulatory approval by governmental agencies prior to commercialization. In particular, pharmaceutical drugs are subject to rigorous preclinical testing and clinical trials and other premarketing approval requirements by the FDA and regulatory authorities in other countries. In the United States, various federal, and in some cases state statutes and regulations, also govern or impact upon the manufacturing, safety, labeling, storage, record-keeping and marketing of pharmaceutical products. The lengthy process of seeking required approvals and the continuing need for compliance with applicable statutes and regulations require the expenditure of substantial resources. Regulatory approval, when and if obtained for any of our product candidates, may be limited in scope which may significantly limit the indicated uses for which our product candidates may be marketed. Further, approved drugs and manufacturers are subject to ongoing review and discovery of previously unknown problems that may result in restrictions on their manufacture, sale or use or in their withdrawal from the market.

     Preclinical Studies

      Before testing any compounds with potential therapeutic value in human subjects in the United States, stringent government requirements for preclinical data must be satisfied. Preclinical testing includes both in vitro and in vivo laboratory evaluation and characterization of the safety and efficacy of a drug and its formulation. Preclinical testing results obtained from studies in several animal species, as well as from in vitro studies, are submitted to the FDA as part of an investigational new drug application, or IND, and are reviewed by the FDA prior to the commencement of human clinical trials. These preclinical data must provide an adequate basis for evaluating both the safety and the scientific rationale for the initial trials in human volunteers.

     Clinical Trials

      If a company wants to test a new drug in humans, an IND must be prepared and filed with the FDA. The IND becomes effective if not rejected or put on clinical hold by the FDA within 30 days. In addition, an Institutional Review Board comprised in part of physicians at the hospital or clinic where the proposed trials will be conducted, must review and approve the trial protocol and monitor the trial on an ongoing basis. The FDA may, at any time during the 30-day period or at any time thereafter, impose a clinical hold on proposed or ongoing clinical trials. If the FDA imposes a clinical hold, clinical trials cannot commence or recommence without FDA authorization and then only under terms authorized by the FDA. In some instances, the IND application process can result in substantial delay and expense.

     Clinical Trial Phases

      Clinical trials typically are conducted in three sequential phases, phases I, II and III, with phase IV trials potentially conducted after marketing approval. These phases may be compressed, may overlap or may be omitted in some circumstances.

•	Phase I clinical trials. After an IND becomes effective, phase I human clinical trials can begin. These trials evaluate a drug’s safety profile, and the range of safe dosages that can be administered to healthy volunteers and/or patients, including the maximum tolerated dose that can be given to a trial subject with the target disease or condition. Phase I trials also determine how a drug is absorbed, distributed, metabolized and excreted by the body, and duration of its action.

•	Phase II clinical trials. Phase II clinical trials typical are designed to evaluate the potential effectiveness of the drug in patients and to further ascertain the safety of the drug at the dosage given in a larger patient population.

•	Phase III clinical trials. In phase III clinical trials, the drug is usually tested in a controlled, randomized trial comparing the investigational new drug to an approved form of therapy in an expanded and well defined patient population and at multiple clinical sites. The goal of these trials is to obtain definitive statistical evidence of safety and effectiveness of the investigational new drug regime as compared to an approved standard therapy in defined patient populations with a given disease and stage of illness.

     New Drug Application

      After completion of clinical trials, if there is substantial evidence that the drug is safe and effective, a new drug application, or NDA, is prepared and submitted for the FDA to review. The NDA must contain all of the essential information on the drug gathered to that date, including data from preclinical and clinical trials, and the content and format of an NDA must conform with all FDA regulations and guidelines. Accordingly, the preparation and submission of an NDA is a major undertaking for a company.

      The FDA reviews all NDAs submitted before it accepts them for filing and may request additional information from the sponsor rather than accepting an NDA for filing. In such an event, the NDA must be submitted with the additional information and, again, is subject to review before filing. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. By law, the FDA has 180 days in which to review the NDA and respond to the applicant. The review process is often significantly extended by the FDA through requests for additional information and clarification. The FDA may refer the application to an appropriate advisory committee, typically a panel of clinicians, for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation, but gives great weight to it. If the FDA evaluations of both the NDA and the manufacturing facilities are favorable, the FDA may issue either an approval letter or an approvable letter, which usually contains a number of conditions that must be satisfied in order to secure final approval. If the FDA’s evaluation of the NDA submission or manufacturing facility is not favorable, the FDA may refuse to approve the NDA or issue a not approvable letter.

      Other Regulatory Requirements. Any products we manufacture or distribute under FDA approvals are subject to pervasive and continuing regulation by the FDA, including record-keeping requirements and reporting of adverse experiences with the products. Drug manufacturers and their subcontractors are required to register with the FDA and, where appropriate, state agencies, and are subject to periodic unannounced inspections by the FDA and state agencies for compliance with cGMPs regulations which impose procedural and documentation requirements upon us and any third party manufacturers we utilize.

      The FDA closely regulates the marketing and promotion of drugs. A company can make only those claims relating to safety and efficacy that are approved by the FDA. Failure to comply with these requirements can result in adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe legally available drugs for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer’s communications on the subject of off-label use.

      The FDA’s policies may change and additional government regulations may be enacted which could prevent or delay regulatory approval of our product candidates or approval of new indications for our existing products. We cannot predict the likelihood, nature or extent of adverse governmental regulations that might arise from future legislative or administrative action, either in the United States or abroad.

      Approvals Outside of the United States. We will also be subject to a wide variety of foreign regulations governing the development, manufacture and marketing of our products. Whether or not FDA approval has been obtained, approval of a product by the comparable regulatory authorities of foreign countries must still be obtained prior to manufacturing or marketing the product in those countries. The approval process varies from country to country and the time needed to secure approval may be longer or shorter than that required for FDA approval. We cannot assure you that clinical trials conducted in one country will be accepted by other countries or that approval in one country will result in approval in any other country.

Legal Proceedings

      We are not a party to any material legal proceeding. We may be subject to various claims and legal actions arising in the ordinary course of business from time to time.

Facilities

      We currently lease approximately 12,300 square feet of space for our headquarters in Alameda, California. The lease will expire on December 31, 2008. We believe that our new facility in Alameda will be adequate for our needs for at least the next several years, and we expect that additional facilities will be available in other jurisdictions to the extent we add new offices.

Employees

      As of May 15, 2004, we had 30 employees, consisting of 19 in research and development and 11 in general and administrative. We consider our relationship with our employees to be good. All of our employees are employed on an at-will basis. We have do not maintain employment agreements with any of our employees, although we have entered into executive change of control agreements with each of our executive officers. See “Executive Compensation — Change of Control Agreements” for a further description of the agreements with our executive officers.

MANAGEMENT

Executive Officers and Directors

      Our executive officers and directors as of May 15, 2004 are:

Name	Age	Position

Paul F. Truex	35	President, Chief Executive Officer and Director
Matthew Wikler, M.D.	54	Chief Medical Officer and Executive Vice President
Stan E. Abel, C.P.A., M.B.A.	37	Chief Financial Officer
Debra Odink, Ph.D.	40	Vice President, Pharmaceutical Chemistry and Product Development
Keith Katkin	32	Vice President, Commercial Development
Georgina Kilfoil, M.B.A.	35	Vice President, Alliances and Project Management
Eckard Weber, M.D.	54	Chairman of the Board
Brenton Ahrens (1)(2)(3)	41	Director
Daniel Bradbury (1)(2)	43	Director
David MacCallum	66	Director
Lowell Sears (1)(3)	52	Director
Isao Teshirogi, Ph.D.	44	Director

(1)	Member of the audit committee.

(2)	Member of the compensation committee.

(3)	Member of the nominating and corporate governance committee.

Executive Officers

      Paul F. Truex has served as our President and as a Director since the commencement of operations in October 2001 and as our Chief Executive Officer since June 2002. Prior to joining us, Mr. Truex served as Vice President of Commercial Development for Versicor Inc. (now Vicuron), a biopharmaceutical company, from April 2000 to September 2001. From May 1997 to April 2000, Mr. Truex served in various roles at Eli Lilly and Company, a research-based pharmaceutical company. Mr. Truex received a M.B.A. in marketing and finance from Indiana University and a B.A. in international economics from the University of Waterloo.

      Matt Wikler, M.D., has served as our Chief Medical Officer and Executive Vice President since November 2002. Prior to joining us, Dr. Wikler held a variety of positions including Vice President of Medical and Regulatory Affairs at Viropharma, Inc., a biopharmaceutical company, from May 2001 to October 2002. From September 1997 to April 2001, Dr. Wikler held a variety of positions, including Senior Medical Director Infectious Diseases, at Bristol Myers Squibb Company, a pharmaceutical company. From April 1994 to October 1995, Dr. Wikler held a variety of positions, including Deputy Director for the Division of Anti-Infective Drug Products, at the U.S. Food and Drug Administration. Dr. Wikler also currently serves as the Chairman of the National Committee for Clinical Laboratory Standards subcommittee on Antimicrobial Susceptibility Testing. Dr. Wikler received a B.A. from Franklin and Marshall College, a M.D. from Temple University Medical School, and an M.B.A. from the Wharton School of Business. In addition, Dr. Wikler completed his infectious diseases fellowship at the Hospital of the University of Pennsylvania, and is a Fellow of the Infectious Diseases Society of America.

      Stan E. Abel, C.P.A., M.B.A., has served as our Chief Financial Officer since November 2003. From January 2003 to November 2003, Mr. Abel served as our Senior Director, Corporate Finance and Strategy. Prior to joining us, Mr. Abel served in various roles at Eli Lilly and Company in corporate finance and investment banking, and in strategy and business development, from November 1998 to January 2003. Mr. Abel received a B.S. in business from Indiana University and an M.B.A. from the University of Chicago. Mr. Abel received his CPA from the State of Indiana in 1995.

      Debra Odink, Ph.D., has served as our Vice President, Pharmaceutical Chemistry and Product Development since September 2002. Prior to joining us, Dr. Odink served as an Associate Director, Pharmaceutical Development at Elan Pharmaceuticals, a biopharmaceutical company, from August 2000 to September 2002. From November 1995 to August 2000, Dr. Odink served as a Principal Research Scientist, Pharmaceutical Chemistry and Product Development at Roche Bioscience, a pharmaceutical company. Dr. Odink received a B.S. in chemistry from California State University, Stanislaus and a Ph.D. in inorganic chemistry from the University of California, Davis.

      Keith Katkin has served as our Vice President, Commercial Development since May 2004. Prior to joining us, Mr. Katkin was Vice President of Pulmonary and Infectious Disease Marketing at InterMune, Inc., a biopharmaceutical company, from May 2002 to April 2004. From 1996 to April 2002, Mr. Katkin held a variety of sales and marketing positions at Amgen, Inc., a global biotechnology company. Mr. Katkin’s commercial experience at Amgen included brand management, National Account Sales and Marketing, market research, channel distribution, and pricing and contracting. Mr. Katkin received a B.S. in business-accounting from Indiana University and an M.B.A. from the Anderson School of Management at the University of California, Los Angeles. Mr. Katkin is also a Certified Public Accountant.

      Georgina Kilfoil, M.B.A., has served as our Vice President, Alliances and Project Management since January, 2004. Prior to joining us, Ms. Kilfoil was a project management consultant with InClin, Inc., a consulting company, from August 2000 to December 2003. From July 1998 to August 2000, Ms. Kilfoil served as Director, Corporate Alliances for Telik, Inc., a biopharmaceutical company. Ms. Kilfoil has a B.S. in Pharmacology from the University of Bristol, United Kingdom and an M.B.A. from the Australian Graduate School of Management, Sydney, Australia.

Non-Employee Directors

      Eckard Weber, M.D., has served as a Director since October 2002 and became Chairman of the Board in October 2003. Dr. Weber has served as a venture partner at Domain Associates, a venture capital firm, since January 2001. Dr. Weber currently serves as chairman of Novacea, an oncology therapeutics company, and as chairman of NovaCardia, a cardio-vascular therapeutics company. Dr. Weber has also served as the Chief Executive Officer of Novalar Pharmaceuticals, Inc., a dental pharmaceutical company, since January 2001. From December 2001 to March 2003, Dr. Weber served as interim Chief Executive Officer of NovaCardia. In addition, Dr. Weber has served as interim Chief Executive Officer of Domain Antibacterial Acquisition Corporation, a pharmaceutical product acquisition corporation, since April 2002. From October 2000 to December 2000, Dr. Weber served as Senior Director of Research at Maxim Pharmaceuticals, a biopharmaceuticals company. From June 2000 to September 2000, Dr. Weber served as Senior Vice President of Research at Maxim Pharmaceuticals. From January 1998 to May 2000, Dr. Weber served as Chief Executive Officer of Cytovia, Inc., a drug discovery company. Dr. Weber received a B.S. from Kolping College in Germany and an M.D. from the University of Ulm Medical School in Germany. Dr. Weber completed his postdoctoral training at Stanford University Medical School.

      Brenton Ahrens has served as a Director since October 2002. Since November 2000, Mr. Ahrens has been a principal at Canaan Equity Partners, a venture capital firm, and was a Kaufman Fellow at Canaan beginning in July 1999. Prior to joining Canaan, Mr. Ahrens worked for General Surgical Innovations, Inc., a medical device company, from July 1997 to July 1999, where he managed business development, marketing, and sales efforts. Mr. Ahrens received a B.S. and an M.S. in Mechanical Engineering from the University of Dayton and an M.B.A. from the Amos Tuck School of Business at Dartmouth College. In addition, Mr. Ahrens is a Registered Professional Engineer and is the holder of a number of patents relating to medical technologies.

      Daniel Bradbury has served as a Director since December 2003. Since June 2000, Mr. Bradbury has served as Executive Vice President of Amylin Pharmaceuticals, Inc., a biopharmaceuticals company. Mr. Bradbury previously served as Senior Vice President, Corporate Development at Amylin from April 1998 to June 2000 and as Vice President of Marketing from June 1995 to April 1998. Mr. Bradbury also serves on the board of directors of Illumina, Inc., a developer of tools for large-scale analysis of genetic variation and function. Mr. Bradbury holds a B.Pharm. from Nottingham University and a Diploma in Management Studies from Harrow and Ealing Colleges of Higher Education and is a member of the Royal Pharmaceutical Society of Great Britain.

      David MacCallum has served as a Director since April 2004. Since April 2002, Mr. MacCallum has been the Managing Partner of Outer Islands Capital, a hedge fund specializing in health care investments. Prior to joining Outer Islands Capital, Mr. MacCallum was the Global Head of Health Care Investment Banking for Salomon Smith Barney, an investment banking firm, from 1999 to November 2001 and the Global Head of Health Care Investment Banking for Union Bank of Switzerland, an investment banking firm, from 1994 to 1999. Mr. MacCallum also serves on the board of directors of Vital Signs, Inc., a medical device company. Mr. MacCallum received an A.B. in English Literature and History from Brown University and an M.B.A. from the Stern School of Business at New York University.

      Lowell Sears has served as a Director since December 2001. Since April 1994, Mr. Sears has served as Chairman and Chief Executive Officer of Sears Capital Management, Inc., a venture capital and portfolio management company. Prior to founding Sears Capital Management, Mr. Sears was Chief Financial Officer of Amgen, Inc., a biotechnology company, from June 1988 to March 1994, as well its Senior Vice President responsible for the Asia-Pacific region. Mr. Sears serves on the board of directors of Neose Technologies, Inc., a biopharmaceutical company. Mr. Sears received a B.A. in economics from Claremont McKenna College and an M.B.A. from Stanford University.

      Isao Teshirogi, Ph.D., has served as a Director since December 2003. Dr. Teshirogi has served as a Director of Shionogi & Co., Ltd., a Japanese pharmaceutical company, since June 2002 and as General Manager, Corporate Planning Department at Shionogi & Co., Ltd. since 1999. Dr. Teshirogi previously served as General Manager, Secretary Office at Shionogi & Co., Ltd. from January 1998 to October 2002. Dr. Teshirogi received a B.S. in pharmacy and a Ph.D. in pharmacy from the University of Tokyo, Japan.

      Each officer is appointed by our board of directors and serves at the board’s discretion. We may appoint additional members to our board of directors subsequent to this offering.

Board Composition

      Our bylaws permit our board of directors to establish by resolution the authorized number of directors, and seven directors are currently authorized. In accordance with our restated certificate of incorporation, immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors have been divided among the three classes as follows:

•	the Class I directors will be Brenton Ahrens and Lowell Sears, and their terms will expire at the annual meeting of stockholders to be held in 2005;

•	the Class II directors will be Eckard Weber, M.D. and Daniel Bradbury, and their terms will expire at the annual meeting of stockholders to be held in 2006; and

•	the Class III directors will be David MacCallum, Paul Truex and Isao Teshirogi, Ph.D., and their terms will expire at the annual meeting of stockholders to be held in 2007.

      Our amended and restated certificate of incorporation provides that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

      The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control of our company.

Committees of the Board of Directors

      Our board has an audit committee, a compensation committee and a nominating and corporate governance committee, each of which has the composition and responsibilities described below.

     Audit Committee

      Our audit committee oversees our corporate accounting and financial reporting process. Our audit committee:

•	evaluates the qualifications, independence and performance of the independent auditors;

•	determines the engagement of the independent auditors;

•	approves the retention of the independent auditors to perform any proposed permissible non-audit services;

•	monitors the rotation of partners of the independent auditors on our engagement team as required by law;

•	oversees selection and changes to accounting policies and establishes policies,

•	reviews our financial statements and Management’s Discussion and Analysis contained in all reports to the SEC;

•	reviews our critical accounting policies and estimates;

•	reviews material communication between our independent auditors and management; and

•	discusses with management and the independent auditors the results of the annual audit and the review of our quarterly financial statements.

      The current members of our audit committee are Brenton Ahrens, Daniel Bradbury and Lowell Sears, each of whom is a non-management member of our board of directors. Lowell Sears is our audit committee financial expert (as is currently defined under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002). We believe that the composition of our audit committee meets the requirements for independence under, and the functioning of our audit committee complies with, all applicable requirements of the Sarbanes-Oxley Act of 2002, The Nasdaq National Market and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

     Compensation Committee

      Our compensation committee reviews and recommends policy relating to compensation and benefits of our officers and employees, including reviewing and approving corporate goals and objectives relevant to compensation of the Chief Executive Officer and other senior officers, evaluating the performance of these officers in light of those goals and objectives, and setting compensation of these officers based on such evaluations. The compensation committee also will administer the issuance of stock options and other awards under our stock plans. The compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members, including compliance of the compensation committee with its charter. The current members of our compensation committee are Brenton Ahrens and Daniel Bradbury. We believe that the composition of our compensation committee meets the requirements for independence under, and the functioning of our compensation committee complies with, all applicable requirements of the Sarbanes-Oxley Act of 2002, The Nasdaq National Market and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

     Nominating and Corporate Governance Committee

      The nominating and corporate governance committee oversees all aspects of our corporate governance functions, makes recommendations to our board of directors regarding corporate governance candidates to serve as directors of us, recommends such candidates to our board of directors and makes other recommendations to our board of directors regarding affairs relating to the our board of directors, including director compensation. The current members of our nominating and corporate governance committee are Brenton Ahrens and Lowell Sears. We believe that the composition of our nominating and corporate governance committee meets the requirements for independence under, and the functioning of our nominating and corporate governance committee complies with, any applicable requirements of the Sarbanes-Oxley Act of 2002, The Nasdaq National Market and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Director Compensation

      The members of our board of directors who are not employees of Peninsula Pharmaceuticals are reimbursed for travel, lodging and other reasonable expenses incurred in attending board or committee meetings. In December 2003, we adopted our 2003 Non-Employee Directors’ Stock Option Plan to provide for the automatic grant of options to purchase shares of common stock to our non-employee directors who are not our employees or consultants or employees or consultants of any of our affiliates. Under our 2003 Non-Employee Directors’ Stock Option Plan, any new non-employee director upon joining our board will receive an option to purchase 40,000 shares of our common stock and each non-employee director will receive an annual option grant to purchase 10,000 shares of our common stock thereafter. See the “Employee Benefits Plans — 2003 Non-Employee Directors’ Stock Option Plan” section for a further description of our 2003 Non-Employee Directors’ Stock Option Plan.

      After the closing of this offering, we will pay our non-employee directors $25,000 per year, $2,500 for each meeting attended in person and $1,000 for each meeting attended by telephone. In addition, we will pay the members of our audit committee, other than the chair, an additional $3,000 per year and $1,500 per meeting, and the chair of the audit committee an additional $8,000 per year and $3,000 per meeting. We will pay members of our compensation committee and nominating and corporate governance committee, other than the chair, an additional $2,500 per year and $1,000 per meeting, and the chair of each committee an additional $3,500 per year and $2,500 per meeting.

      In March 2002 and December 2003, we granted options to purchase an aggregate of 39,999 shares of our common stock to Lowell Sears, one of our directors. The exercise price of 6,666 shares subject to these options is $0.23 per share and the exercise price of the remaining 33,333 shares is $1.80 per share. In addition, in May 2002, we granted Mr. Sears an option to purchase 73,333 shares of our common stock in connection with certain consulting services provided to us by Mr. Sears. See the “Certain Transactions — Consulting Arrangements.”

      In December 2003, we granted an option to purchase 40,000 shares of our common stock to Daniel Bradbury in connection with his appointment to our board of directors. The exercise price of this option is $1.80 per share. In April 2004, we granted an option to purchase 40,000 shares of our common stock to David MacCallum in connection with his appointment to our board of directors. The exercise price of this option is $4.00 per share.

Compensation Committee Interlocks and Insider Participation

      As noted above, the compensation committee of the board consists of Brenton Ahrens and Daniel Bradbury. None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board of directors or compensation committee.

Executive Compensation

      The following table provides information for 2003 regarding the compensation awarded or paid to, or earned by, our chief executive officer and each of our three other most highly compensated executive officers who were executive officers at the end of 2003. We refer to these individuals elsewhere in this prospectus as our “named executive officers.”

Summary Compensation Table

				Long-Term
				Compensation

				Awards
	2003 Annual Compensation
				Securities
			All Other	Underlying
Name and Principal Position	Salary	Bonus	Compensation	Options

Paul F. Truex	$215,553	$88,000	$498	336,666
President and Chief Executive Officer
Matthew Wikler	248,231	70,000	541	236,666
Executive Vice President and Chief Medical Officer
Debra Odink	158,880	40,000	348	82,582
Vice President, Pharmaceutical Chemistry and Product Development
Stan E. Abel	135,926	40,000	6,118	151,998
Chief Financial Officer

Stock Option Grants in 2003

      We have granted and will continue to grant options to our executive officers and employees under our option plans. In 2003, we granted options to purchase a total of 1,060,763 shares of our common stock at exercise prices ranging from $0.72 per share to $1.80 per share, for a weighted average exercise price of approximately $1.55 per share, to our employees, including grants to our named executive officers. Options granted in 2003 to our named executive officers were granted under the Amended and Restated 2001 Stock Plan. All options granted to our named executive officers are immediately exercisable (subject to repurchase rights for unvested shares), incentive stock options, to the extent permissible under applicable IRS regulations. Generally, 25% of the shares subject to options initially granted to our employees vest one year from the date of hire and one-forty-eighth of the shares subject to the option vest on each monthly anniversary thereafter. Options expire ten years from the date of grant.

      The exercise price per share of each option granted to our named executive officers was equal to the fair market value of our common stock as determined by our board of directors on the date of the grant. The exercise price may be paid in cash, promissory notes, shares of our previously-issued common stock valued at fair market value on the exercise date or pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board which, prior to the issuance of common stock, results in either the receipt of cash (or check) by us or the receipt of irrevocable instructions to pay the aggregate exercise price to us from the sales proceeds. In determining the fair market value of the stock granted on the grant date, our board of directors considered many factors, including:

•	our absolute and relative levels of revenue and other operating results;

•	the fact that our options involved illiquid securities in a non-public company;

•	prices of preferred stock issued by us to outside investors in arm’s-length transactions;

•	the rights, preferences and privileges of our preferred stock over our common stock; and

•	the likelihood that our common stock would become liquid through an initial public offering, a sale of Peninsula Pharmaceuticals or another event.

      The following table shows information regarding options granted to each of our named executive officers for the fiscal year ended December 31, 2003:

Option Grants in 2003

	Individual Grants
					Potential Realizable Value at
	Number of	Percent of			Assumed Annual Rates of
	Securities	Total Options			Stock Price Appreciation for
	Underlying	Granted to			Option Terms(2)
	Options	Employees in	Exercise Price	Expiration
Name	Granted	2003(1)	Per Share	Date	5%	10%

Paul F. Truex	3,333	0.3%	$0.72	02/14/13	$68,179	$109,985
	333,333	31.4	1.80	12/11/13	6,458,537	10,639,540
Matthew Wikler	3,333	0.3	0.72	02/14/13	68,179	109,985
	50,000	4.7	0.72	08/26/13	1,022,782	1,649,933
	183,333	17.3	1.80	12/11/13	3,552,192	5,851,742
Debra Odink	916	0.1	0.72	02/14/13	18,738	30,227
	25,000	2.4	1.20	10/03/13	499,391	812,966
	56,666	5.3	1.80	12/11/13	1,097,939	1,808,702
Stan E. Abel	18,666	1.8	0.72	02/14/13	381,825	615,953
	66,666	6.3	1.20	11/12/13	1,331,695	2,167,888
	66,666	6.3	1.80	12/11/13	1,291,696	2,127,889

(1)	Based on an aggregate of 1,060,763 shares subject to options granted to our employees in 2003, including the named executive officers.

(2)	Potential realizable values are computed by (1) multiplying the number of shares of common stock subject to a given option by an assumed initial public offering price of $13.00 per share, (2) assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table for the entire ten-year term of the option and (3) subtracting from that result the aggregate option exercise price. The 5% and 10% assumed annual rates of stock price appreciation are mandated by the rules of the SEC and do not represent our estimate or projection of future common stock prices.

2003 Option Values

      The following table provides information concerning options exercised during 2003, and unexercised options held as of December 31, 2003, by each of our named executive officers:

			Number of Securities		Value of Unexercised
			Underlying Unexercised		In-the-Money Options at
	Shares		Options at Fiscal Year-End		Fiscal Year-End
	Acquired on	Value
	Exercise	Realized(1)	Exercisable	Unexercisable	Exercisable(1)	Unexercisable

Paul F. Truex	—	—	336,666	—	$3,774,259	—
Matthew Wikler	—	—	336,666	—	3,936,259	—
Debra Odink	18,333	$231,729	82,582	—	940,908	—
Stan E. Abel	18,666	229,218	133,332	—	1,533,318	—

(1)	Based on the assumed initial public offering price of $13.00 per share, minus the exercise price, multiplied by the number of shares issued or issuable upon the exercise of the option.

      Our Amended and Restated 2001 Stock Plan and 2003 Equity Incentive Plan allow for the early exercise of options granted. All options exercised early are subject to repurchase by us at the original exercise price or, for some options, at the lower of the original purchase price or fair market value at the time of repurchase. The repurchase right lapses over time in accordance with the vesting schedule applicable to the underlying stock option.

Change of Control Agreements

      In June 2001, we entered into a Founder Stock Purchase Agreement with Mr. Truex for the purchase of 600,000 shares of our common stock. Of these shares, 420,000 shares were subject to vesting and a right of repurchase in our favor that lapses at a rate of 11,666 shares per month. Upon a change of control, our right of repurchase will automatically terminate with respect to any unvested shares and all of the shares purchased by Mr. Truex will be fully vested.

      We have entered into executive change of control agreements with each of our executive officers. Under each agreement, if the applicable executive is terminated without cause, or they terminate their employment for good cause, within the period beginning one month prior to a change of control and ending 13 months following a change of control, they will be entitled to the following severance benefits: up to 12 months of continued salary; reimbursement of all COBRA benefits for up to 12 months; and 12 months accelerated vesting of their outstanding unvested stock options.

Employee Benefit Plans

     Amended and Restated 2001 Stock Plan

      On September 8, 2001, our board adopted, and our shareholders approved, the Amended and Restated 2001 Stock Plan, which we refer to as our 2001 plan. Upon the effective date of this offering, no further option grants will be made under the 2001 plan.

      Share Reserve. An aggregate of 2,333,333 shares of common stock have been authorized for issuance under the 2001 plan. As of December 31, 2003, options to purchase a total of 1,231,345 shares of our common stock were held by participants under the 2001 plan, and options to purchase 916,193 shares remained available for grant.

      Eligibility. The 2001 plan provides for the grant of stock awards, which are:

•	incentive stock options, as defined under the Internal Revenue Code of 1986, as amended, or the Code, which may be granted solely to employees (including officers); and

•	nonstatutory stock options and stock bonuses, which may be granted to employees (including officers), non-employee directors and consultants.

      In general, the term of the stock options granted under the 2001 plan may not exceed 10 years.

      Effect of a Change in Control. In the event of certain corporate transactions, all outstanding options under the 2001 plan may be assumed or substituted for by any surviving entity. If the surviving entity elects not to assume or substitute for such awards, the vesting provisions of such stock awards will be accelerated and such stock awards will be terminated if not exercised prior to the effective date of the corporate transaction.

      Additional Provisions. Under the 2001 plan, our board or a committee that has been delegated the authority to administer the 2001 plan determines the terms of the stock awards, including the vesting schedule, subject to the terms of the 2001 plan. Our board of directors has the authority to amend outstanding awards, except that no amendment may adversely affect an award without the recipient’s written consent. Our board has the power to amend the 2001 plan. However, certain amendments also require stockholder approval. Additionally, under the 2001 plan, our board has the authority to accelerate the vesting of outstanding stock options.

     2003 Equity Incentive Plan

      Our board of directors adopted, and the stockholders approved, our 2003 Equity Incentive Plan, which we refer to as our 2003 plan, in December 2003 and February 2004, respectively. The 2003 plan will become effective on the effective date of the registration statement of which this prospectus is part. On the closing of this offering, no further option grants will be made under the 2001 plan and all shares available for future option grants under the 2001 plan will be added to the shares reserved for issuance under the 2003 plan. Our board may terminate the 2003 plan at any time.

      Share Reserve. A total of 1,500,000 shares of our common stock have been reserved for issuance under the 2003 plan. In addition, on the closing of this offering, any shares available for future option grants under the 2001 plan will be added to the shares reserved for issuance under the 2003 plan. On January 1st of each year, for a period of 9 years beginning January 1, 2005, the share reserve will increase by the lesser of the following:

•	5% of our then outstanding common stock; or

•	a lesser amount as determined by our board of directors.

      The following types of shares issued under the 2003 plan may again become available for the grant of awards under the 2003 plan: restricted stock that is repurchased prior to it becoming fully vested; shares withheld for taxes; shares used to pay the exercise price of an option in a net exercise; and shares tendered to us to pay the exercise price of an option. In addition, shares subject to stock awards that have expired or otherwise terminated without having been exercised in full may be subject to new equity awards. In addition, shares subject to stock awards granted under the 2001 plan that (i) expire or otherwise terminate without being exercised or (ii) are forfeited back or repurchased by us will be available for issuance under the 2003 plan. Shares issued under the 2003 plan may be previously unissued shares or reacquired shares bought on the market or otherwise.

      Eligibility and Terms of Awards. The 2003 plan permits the grant of options, restricted stock awards, stock appreciation rights, phantom stock and other awards based in whole or in part by reference to our common stock to our employees, directors and consultants and those of our affiliates. Options will be nonstatutory stock options, or NSOs, that do not qualify as incentive stock options within the meaning of Section 422 of the Code.

      Administration. Our board of directors administers our 2003 plan unless it delegates administration of the plan to a committee. In either case, the plan administrator determines the recipients and terms and conditions applicable to each stock award made under the 2003 plan, including the exercise or purchase price, the vesting schedule and the ability to exercise a stock award prior to vesting and the provisions related to the impact of a termination of employment or service on outstanding stock awards. The plan administrator may also amend the terms of the 2003 plan and outstanding equity awards, except that no amendment may adversely affect an award without the recipient’s written consent. In addition, the plan administrator may amend an option to lower its exercise price or exchange an option for an option with a lower exercise price, another equity award, cash, or any other consideration or may take any other action that is treated as a repricing under U.S. generally accepted accounting principles. Amendments to the 2003 plan are subject to stockholder approval to the extent required by law, rule or regulation.

      Nonstatutory Stock Options. Nonstatutory stock options are granted pursuant to nonstatutory stock option agreements. The plan administrator determines the exercise price for a nonstatutory stock option. Options granted under the 2003 plan vest at the rate specified in the option agreement.

      The plan administrator determines the term of nonstatutory stock options granted under the 2003 plan. Generally, the term of nonstatutory stock options granted under the 2003 plan may not exceed ten years. If an optionee’s service relationship with us, or any affiliate or ours, ceases due to disability, death or retirement, the optionee, or his or her beneficiary, may exercise any vested options up to 12 months (in the event of disability), 18 months (in the event of death) or 24 months (in the event of retirement) after the date such service relationship ends unless the terms of the nonstatutory stock option agreement provide for earlier or later termination. If an optionee’s relationship with us, or any affiliate of ours, ceases for any reason other than disability, death or retirement, the optionee may exercise any vested options up to three months from cessation of service, unless the terms of the nonstatutory stock option agreement provide for earlier or later termination. However, in no event may an option be exercised after the maximum term provided for in the nonstatutory stock option agreement.

      Acceptable consideration for the purchase of common stock issued under the 2003 plan will be determined by the plan administrator and may include cash, common stock previously owned by the optionee, consideration received in a “cashless” broker-assisted sale, the net exercise of the option and other legal consideration approved by the plan administrator.

      Generally, an optionee may not transfer a stock option other than by will or the laws of descent and distribution unless the nonstatutory stock option agreement provides otherwise. However, an optionee may designate a beneficiary who may exercise the option following the optionee’s death.

      Restricted Stock Awards. Restricted stock awards are purchased through a restricted stock award agreement. The purchase price for restricted stock awards must be at least the par value of the stock. The purchase price for a restricted stock award may be payable in cash, the recipient’s past services performed for us, or any other form of legal consideration acceptable to the plan administrator. Restricted stock awards granted under the 2003 plan may be subject to a vesting schedule as specified in the restricted stock award agreement.

      Stock Appreciation Rights. A stock appreciation right is granted pursuant to a stock appreciation right agreement. The plan administrator determines the strike price and term for a stock appreciation right granted under the 2003 plan. A stock appreciation right granted under the 2003 plan vests at the rate specified in the stock appreciation right agreement. If an awardee’s service relationship with us, or any affiliate of ours, ceases, then the awardee, or his or her beneficiary, may exercise any vested stock appreciation right after the date such service relationship ends for the period of time provided in the stock appreciation right agreement. Different post-termination exercise periods may be provided in the stock appreciation right agreement for specific types of terminations such as death, disability or retirement. Our payment to a participant in settlement of a stock appreciation right may be made by the delivery of our shares of common stock, cash, or any combination of the two.

      Phantom Stock. Phantom stock awards are granted pursuant to phantom stock award agreements. A phantom stock award may require the payment of at least par value by the recipient. Payment of any purchase price may be made in any form of legal consideration acceptable to the plan administrator. Phantom stock awards granted under the 2003 plan may be subject to a vesting schedule as specified in the phantom stock award agreement. Our payment to a participant in settlement of a phantom stock award may be made by the delivery of our shares of common stock, cash, or any combination of the two.

      Other Equity Awards. The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the award, the purchase price, if any, the timing of exercise and vesting, and any repurchase rights associated with such awards.

      Effect of a Change in Control. Upon certain corporate transactions, all outstanding stock awards under the 2003 plan either will be assumed, continued or substituted for by any surviving entity. If the surviving entity determines not to assume, continue or substitute for these awards, the vesting provisions of these stock awards will be accelerated and the stock awards will terminate upon the effective date of the corporate transaction if not previously exercised. Other forms of equity awards such as restricted stock awards may have their repurchase or forfeiture rights assigned to the surviving or acquiring entity. If such repurchase or forfeiture rights are not assigned, then such equity awards will become fully vested. Our standard form of nonstatutory stock option agreement provides that following specified change in control transactions, the equity awards granted under the 2003 plan will be fully vested and exercisable if the optionee ceases to perform services for the surviving or acquiring company within 12 months after the close of the change in control transaction and the optionee is either (a) terminated by the surviving or acquiring company without cause or (b) constructively terminated. In addition, our standard form of nonstatutory stock option agreement also provides if an optionee must resign the optionee’s position with us as a condition of the change in control transaction, the optionee’s stock option under the 2003 plan will become fully vested and exercisable.

     2003 Non-Employee Directors’ Stock Option Plan

      Our board adopted, and our stockholders approved, our 2003 Non-Employee Directors’ Stock Option Plan, which we refer to as our directors plan, in December 2003 and February 2004, respectively. The directors plan will become effective on the effective date of the registration statement of which this prospectus is part.

      Share Reserve. A total of 333,333 shares of our common stock has been reserved for issuance under the directors plan. On January 1st of each year, for a period of 9 years beginning January 1, 2005, the share reserve will increase by the lesser of the following:

•	the number of shares subject to options granted during the prior calendar year; or

•	a lesser amount as determined by our board of directors.

      When an option expires or is terminated before it is exercised, the shares not acquired pursuant to the option shall again become available for issuance under the directors plan.

      Eligibility. The directors plan provides for the automatic, non-discretionary grant of nonstatutory stock options to non-employee directors who hold less than 10% of our stock. In general, the term of the stock options granted under the directors plan may not exceed 10 years. The exercise price for nonstatutory stock options cannot be less than 100% of the fair market value of the common stock on the date of grant.

      Effect of a Change in Control. In the event of certain corporate transactions, all outstanding options under the directors plan either will be assumed, continued or substituted for by any surviving entity. If the surviving or acquiring entity elects not to assume, continue or substitute for these options, they will become fully vested and exercisable and such options will be terminated if not exercised prior to the effective date of such corporate transaction. Following specified change in control transactions, if the recipient non-employee director ceases to perform services for the surviving or acquiring company within 12 months after the close of the change in control transaction then the options granted to such recipient non-employee director under the directors plan will be fully vested and exercisable. A cessation of services includes the failure of the recipient non-employee director to be nominated or reelected for an additional term on the board of directors of the surviving or acquiring company if the stockholder meeting for such reelection is within 12 months of the close of the change in control transaction. In addition, if the recipient non-employee director must resign his or her position as a condition of the change in control transaction, the recipient non-employee director’s option under the directors plan will become fully vested and exercisable.

      In the event that the acceleration of the vesting of a stock option granted to a non-employee director in connection with a change in control results in the imposition of the “golden parachute” excise tax under the federal tax laws, then the “golden parachute” payment will be reduced to the extent necessary to avoid the imposition of the excise tax, but only if the reduction in vesting acceleration would result in a greater total payment to the non-employee director after taking into account all applicable taxes, including the excise tax.

      Additional Provisions. Our board of directors administers the directors plan and may amend or terminate the directors plan at any time. However, some amendments will require stockholder approval and no amendment or termination may adversely affect a non-employee director’s outstanding options without the non-employee director’s written consent.

      Terms of Non-Employee Director Stock Option Grants. The directors plan provides for automatic stock option grants to non-employee directors on our board. Certain non-employee directors will be granted on the effective date of this offering an initial option to purchase 40,000 shares of our common stock at the fair market value of the common stock on that grant date. After this offering, each person who is first elected or appointed to the board of directors as a non-employee director will be granted an initial option on the date of his or her election or appointment to purchase 40,000 shares of our common stock at the fair market value of the common stock on that grant date. Initial options vest monthly in equal amounts over 48 months.

      Commencing with our annual stockholders meeting in 2005, each person who is a non-employee director on the day after each of our annual stockholders meetings, will on that date, be granted an annual option to purchase 10,000 shares of our common stock at the fair market value of our common stock on that grant date. However, a non-employee director will not receive an annual option within one year of receiving an initial option. Annual options vest monthly in equal amounts over 12 months.

      The non-employee director stock options will have a maximum term of 10 years and generally must be exercised prior to the earliest of 18 months following the death of the recipient non-employee director, 12 months from the termination of service to us by the recipient non-employee director due to a disability, three months from the termination of service of the recipient non-employee director for any other reason, 12 months after the termination of service of the recipient non-employee director on or within 12 months after a change in control in which the non-employee director was terminated either as a condition to or upon the effectiveness of such change in control or the expiration of the original term of the stock options.

     401(k) Plan

      We sponsor a 401(k) plan that is a defined contribution plan intended to qualify under Section 401(a) of the Internal Revenue Code of 1986, as amended. All employees are eligible to participate. Participants may make pre-tax contributions to the 401(k) plan of up to 20% of their eligible earnings, subject to a statutorily prescribed annual limit. Under the 401(k) plan, each employee is fully vested in his or her deferred salary contributions. Employee contributions are held and invested by the 401(k) plan’s trustee.

      Each participant’s contributions, and the corresponding investment earnings, are generally not taxable until withdrawn. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives.

Limitation of Liability and Indemnification

      Our amended and restated certificate of incorporation, which will become effective immediately following the closing of this offering, contains provisions limiting the liability of directors. Our amended and restated certificate of incorporation provides that a director will not be personally liable to us or to our stockholders for monetary damages for any breach of fiduciary duty as a director, but will continue to be subject to liability for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

      If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief remain available under Delaware law. Our amended and restated certificate of incorporation does not affect a director’s responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

      In addition, we have entered into agreements to indemnify our directors and executive officers to the fullest extent permitted under Delaware law, including the non-exclusivity provisions of Delaware law, and our bylaws, subject to limited exceptions. These agreements, among other things, provide for indemnification of our directors and executive officers for fees, expenses, judgments, fines, and settlement amounts incurred by any of these persons in any action or proceeding to which any of those persons is, or is threatened to be, made a party by reason of the person’s service as a director or officer, including any action by us, arising out of that person’s services as our director or officer or that person’s services provided to any other company or enterprise at our request. We believe that these bylaw provisions and agreements are necessary to attract and retain qualified persons as directors and officers. We also intend to maintain liability insurance for our officers and directors.

      The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

PRINCIPAL STOCKHOLDERS

      The following table sets forth, as of March 31, 2004, information regarding beneficial ownership of our capital stock by the following:

•	each person, or group of affiliated persons, known by us to be the beneficial owner of more than five percent of any class of our voting securities;

•	each of our directors;

•	each of the named executive officers; and

•	all directors and executive officers as a group.

      Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security, and includes options that are currently exercisable or exercisable within 60 days. Information with respect to beneficial ownership has been furnished to us by each director, executive officer and 5% or more stockholder. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed below, based on the information each of them has given to us, have sole investment and voting power with respect to their shares, except where community property laws may apply.

      This table lists applicable percentage ownership based on 17,406,484 shares of common stock outstanding as of March 31, 2004, assuming conversion of all of our outstanding preferred stock, and also lists applicable percentage ownership based on shares of common stock outstanding after completion of the offering. Options to purchase shares of our common stock that are exercisable within 60 days of March 31, 2004, are deemed to be beneficially owned by the persons holding these options for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person’s ownership percentage.

      Unless otherwise indicated, the address for each of the stockholders in the table below is c/o Peninsula Pharmaceuticals, Inc., 1751 Harbor Bay Parkway, Alameda, California.

		Shares
		Issuable Pursuant	Percentage
	Number of	to Options	Beneficially Owned(2)
	Shares Beneficially	Exercisable Within
	Owned Before	60 days	Before	After
Name and Address of Beneficial Owner	Offering(1)	of March 31, 2004	Offering	Offering

5% Stockholders
Entities affiliated with Domain Partners V, L.P.(3)	4,182,784	—	24.0%	18.1%
One Palmer Square Princeton, NJ 08542
Shionogi & Co., Ltd.(4)	3,333,333	—	19.1	14.4
International Business Division 1-8 Doshomachi 3-Chome, Chuo-Ku Osaka 541-0045, Japan
Entities affiliated with Canaan Equity III L.P.(5)	2,793,560	—	16.0	12.1
2884 Sand Hill Road Menlo Park, CA 94025
A. M. Pappas Life Science Ventures II, L.P.(6)	1,477,272	—	8.6	6.4
Emerging Technologies Center 7030 Kit Creek Road Research Triangle Park, NC 27709
Entities affiliated with Montreux Equity Partners II SBIC, L.P.(7)	1,292,613	—	7.4	5.6
2500 Sand Hill Road Menlo Park, CA 94025-7073

		Shares
		Issuable Pursuant	Percentage
	Number of	to Options	Beneficially Owned(2)
	Shares Beneficially	Exercisable Within
	Owned Before	60 days	Before	After
Name and Address of Beneficial Owner	Offering(1)	of March 31, 2004	Offering	Offering

Entities affiliated with Caduceus Private Investments II, L.P.(8)	1,136,362	—	6.5%	4.9%
767 Third Avenue, 30th Floor New York, NY 10017

Directors and Named Executive Officers
Eckard Weber, M.D.(3)	4,436,094	—	25.5	19.2
Domain Associates One Palmer Square Princeton, NJ 08542
Brenton Ahrens(5)	2,796,401	—	16.1	12.1
Canaan Partners 2884 Sand Hill Road Menlo Park, CA 94025
Lowell Sears(9)	224,945	—	1.3	*
220 State Street Los Altos, CA 94022
Isao Teshirogi, Ph.D.(4)	3,333,333	—	19.1	14.4
Shionogi & Co., Ltd. International Business Division 1-8 Doshomachi 3-Chome, Chuo-Ku Osaka 541-0045, Japan
Daniel Bradbury	—	40,000	*	*
David MacCallum(10)	—	—	*	*
Paul F. Truex	956,666	336,666	5.4	4.1
Matthew Wikler, M.D.	336,666	336,666	1.9	1.4
Debra Odink, Ph.D.	100,915	70,082	*	*
Stan E. Abel	151,998	133,332	*	*
All directors and executive officers as a group (12 persons)(11)	12,377,018	916,746	67.5%	51.4%

*	Indicates beneficial ownership of less than one percent (1%).

(1)	Includes shares of common stock subject to a right of repurchase within 60 days of March 31, 2004 and shares issuable pursuant to options exercisable within 60 days of March 31, 2004.

(2)	We have calculated percent of shares beneficially owned based on 17,406,484 shares of common stock outstanding (or issuable upon conversion of shares of preferred stock outstanding) as of March 31, 2004.

(3)	Includes 4,086,247 shares held by Domain Partners V, L.P. and 96,537 shares held by DP V Associates, L.P.. Dr. Weber, a member of our board of directors, is a venture partner of Domain Associates, the management company for Domain Partners V, L.P. and DP V Associates, L.P., and disclaims beneficial ownership of these shares.

(4)	The board of directors of Shionogi & Co., Ltd. has voting and investment authority with respect to these shares. The board of directors is comprised of Hitoshi Arita, Mitsuaki Ohtani, Reiji Takeda, Moriyasu Takami, Tomiyasu Hirachi, Nobuzo Takeda, Norio Yamada, Sachio Tokaji, and Isao Teshirogi, none of whom has individual voting or investment authority with respect to these shares. Dr. Teshirogi, a member of our board of directors, is a director and the General Manager, Pharmaceutical Research and

Development Division of Shionogi & Co., Ltd. and disclaims beneficial ownership of these shares except to the extent of his pecuniary interest arising therein.

(5)	Includes 2,692,992 shares held by Canaan Equity III, L.P. and 100,568 shares held by Canaan Equity III Entrepreneurs’ LLC. Mr. Ahrens, a member of our board of directors, is a principal of Canaan Equity Partners and disclaims beneficial ownership of these shares except to the extent of his pecuniary interest arising therein. Also includes 2,841 shares held by the Ahrens Family Revocable Trust of March 12, 2004, of which Mr. Ahrens is a trustee.

(6)	Arthur M. Pappas, in his role as chairman of the investment committee of AMP&A Management II, LLC, the General Partner of A. M. Pappas Life Science Ventures II, L.P., has voting and investment authority over these shares. Mr. Pappas disclaims beneficial ownership of these shares except to the extent of his pecuniary interest arising therein.

(7)	Includes 767,045 shares held by Montreux Equity Partners II SBIC, L.P. and 525,568 shares held by Montreux Equity Partners III SBIC, L.P. Daniel K. Turner III and Howard D. Palefsky are the managing members of these funds and have shared voting and investment authority over these shares. Messrs. Turner and Palefsky disclaim beneficial ownership of these shares except to the extent of their pecuniary interest arising therein.

(8)	Includes 758,396 shares held by Caduceus Private Investments II, L.P., 283,959 shares held by Caduceus Private Investments II (QP), L.P. and 94,007 shares held by UBS Juniper Crossover Fund, LLC. Samuel D. Isaly is the managing member of OrbiMed Capital II LLC, the General Partner of Caduceus Private Investments II, L.P. and Caduceus Private Investments II (QP), L.P., and has voting and investment authority over these shares. Mr. Isaly is also the managing member of OrbiMed Advisors LLC, a member of PW Juniper Management LLC, which is the managing member of UBS Juniper Crossover Fund, LLC, and has investment and voting authority over these shares. Mr. Isaly disclaims beneficial ownership of the shares held by any of these funds except to the extent of his pecuniary interest arising therein.

(9)	Includes 82,724 shares held by The Sears Trust Dtd. 3/11/91.

(10)	David MacCallum was appointed to our board of directors on April 19, 2004. Excludes 40,000 shares issuable upon the exercise of his option granted on April 19, 2004.

(11)	Total number of shares includes (a) 11,460,272 shares of common stock held by our directors and executive officers and certain of their affiliates, which includes 67,554 shares which are subject to our right of repurchase within 60 days of March 31, 2004 and (b) 916,746 shares issuable upon the exercise of stock options within 60 days of March 31, 2004.

CERTAIN TRANSACTIONS

Stock Sales

      Since our inception, the following executive officers, directors and holders of more than 5% of our voting securities purchased securities in the amounts as of the dates set forth below.

		Series A	Series B	Series C
	Common Stock	Preferred	Preferred	Preferred

Directors and Executive Officers
Stan Abel	18,666
Debra Odink	18,333	—	—	—
Lowell Sears(1)	73,333	33,333	21,462	56,818
Paul F. Truex	600,000	20,000	—	—

5% Stockholders
Entities affiliated with Domain Partners V, L.P.(2)	577,000	—	2,114,183	1,751,893
Entities affiliated with Canaan Equity III L.P.(3)	—	—	1,041,666	1,751,894
A.M. Pappas Life Science Ventures II, L.P.	—	—	885,416	591,856
Entities affiliated with Montreux Equity Partners II SBIC, L.P.(4)	—	—	416,666	875,947
Shionogi & Co., Ltd.(5)	—	—	—	3,333,333
Entities affiliated with Caduceus Private Investments II, L.P.(6)	—	—	—	1,136,362
Other transaction information:
Price per share		$1.50	$4.80	$5.61 (7)
Date(s) of purchase	6/01 to 12/03	7/01 and 2/02	8/02 and 10/02	12/03

(1)	Includes shares held by The Sears Trust Dtd. 3/11/91.

(2)	Includes shares held by Domain Partners V, L.P., DP V Associates, L.P. and Domain Anti-Bacterial Acquisition Corporation. Dr. Weber, a member of our board of directors, is a venture partner of Domain Associates, the management company for Domain Partners V, L.P. and DP V Associates, L.P.

(3)	Includes shares held by Canaan Equity III, L.P. and Canaan Equity III Entrepreneurs’ LLC. Mr. Ahrens, a member of our board of directors, is a principal of Canaan Equity Partners.

(4)	Includes shares held by Montreux Equity Partners II SBIC, L.P. and Montreux Equity Partners III SBIC, L.P.

(5)	Dr. Teshirogi, a member of our board of directors, is a director and the General Manager, Corporate Planning Department of Shionogi & Co., Ltd.

(6)	Includes shares held by Caduceus Private Investments II, L.P., Caduceus Private Investments II (QP), L.P. and UBS Juniper Crossover Fund, LLC.

(7)	Represents the weighted average price per share.

      We sold each series of preferred stock to these stockholders pursuant to preferred stock purchase agreements and investor rights agreements on substantially the same terms as the other investors of each such series of preferred stock, which included registration rights, information rights and a right of first refusal, among other provisions standard in venture capital financings. The information rights and right of first refusal terminate upon the closing of this offering.

Investor Rights Agreement

      Pursuant to the investor rights agreement between us and holders of our preferred stock, we granted registration rights with respect to shares held by Domain Partners V, L.P., Canaan Equity III L.P., A.M. Pappas Life Science Ventures II, L.P., Montreux Equity Partners II SBIC, L.P. and Shionogi & Co., Ltd., and their respective affiliated entities, each of which are holders of more than 5% of our common stock, as well as shares held by directors Paul Truex and Lowell Sears and an entity affiliated with Mr. Sears. Dr. Weber, one of directors, is a venture partner of Domain Associates and Mr. Ahrens, another of our directors, is a principal of Canaan Equity Partners. See “Description of Capital Stock — Registration Rights.”

Domain Anti-Bacterial Acquisition Corporation

      Dr. Eckard Weber, a member of our board of directors, is a venture partner of Domain Associates. Domain Associates is the managing company for Domain Partners V, L.P. and DP V Associates, the majority stockholders of Domain Anti-Bacterial Acquisition Corporation. Dr. Weber is also the interim Chief Executive Officer of Domain Anti-Bacterial Acquisition Corporation. In November 2003, we issued 577,000 shares of our common stock to Domain Anti-Bacterial Acquisition Corporation in consideration for the assignment and transfer to us of all Domain Anti-Bacterial Acquisition Corporation’s rights, title and interest in or related to PPI-0903 and the payment by Domain Anti-Bacterial Acquisition Corporation to us of $100,000 for the reimbursement of a portion of the non-development expenses incurred by us in connection with our acquisition of PPI-0903 from Takeda Chemical Industries, Ltd.

Change of Control Agreements

      We have entered into change of control agreements with each of our executive officers. For more information regarding these agreements, see “Management — Change of Control Agreements.”

Consulting Arrangements

      We have entered into a consulting agreement with InClin, Inc., one of our stockholders, in February 2004 which superseded our prior agreement with InClin dated April 2002. Under these agreements, InClin has been providing us with clinical trials project management services in connection with our clinical development of doripenem for injection and doripenem for inhalation. Georgina Kilfoil, one of our executive officers, was a project management consultant with InClin from August 2000 to December 2003 and her spouse is the President and Chief Executive Officer of InClin. Under our agreements with InClin, the aggregate fees billed by InClin through December 2003 were approximately $576,000 and we expect that the aggregate fees to be billed by InClin in 2004 will be approximately $900,000. We have the right to terminate our current agreement with InClin for any reason.

      On April 9, 2002, we granted an option to purchase an aggregate of 73,333 shares of our common stock to Lowell Sears, one of our directors, at an exercise price of $0.23 per share in connection with certain consulting services provided by Mr. Sears. Mr. Sears exercised this option in its entirety on May 1, 2002.

Shionogi & Co., Ltd. Relationship

      We have entered into a license agreement and a supply agreement with Shionogi & Co., Ltd., one of our stockholders. See “Business — Licensing Relationships” and “Business — Manufacturing.”

      We believe that all of the transactions described above were made on terms no less favorable to us than could have been obtained from unaffiliated third parties.

Director and Officer Indemnification

      Our amended and restated certificate of incorporation contains provisions limiting director liability. In addition, we have entered into agreements to indemnify our directors and executive officers to the fullest extent permitted under Delaware law. See “Management — Limitation of Liability and Indemnification.”

SHARES ELIGIBLE FOR FUTURE SALE

      Prior to this offering, no public market existed for our common stock. Market sales of shares of our common stock after this offering and from time to time, and the availability of shares for future sale, may reduce the market price of our common stock. Sales of substantial amounts of our common stock, or the perception that these sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to obtain capital, especially through an offering of equity securities.

      Based on shares outstanding on March 31, 2004, upon completion of this offering, 23,156,484 shares of common stock will be outstanding, assuming no outstanding options are exercised. Of these outstanding shares, the 5,750,000 shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act (assuming no exercise of the underwriters’ over allotment option), unless the shares are purchased by our affiliates as that term is defined under Rule 144 under the Securities Act.

      The remaining 17,406,484 shares of common stock outstanding after the offering are restricted securities as defined under Rule 144. Restricted securities may be sold in the U.S. public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which exemptions are summarized below.

Number of Registered Shares Eligible
for Sale in U.S. Public Market/ Percent
Days after the Final Prospectus Date	of Outstanding Stock	Comment

Upon effectiveness	5,750,000/25%	Shares sold in this offering
At various times after 180 days	17,406,484/75%	Shares eligible for sale under Rules 144 and 701

      Additionally, of the 1,333,681 shares issuable upon exercise of options to purchase our common stock outstanding as of March 31, 2004, approximately            shares will be vested and eligible for sale 180 days after the date of this prospectus.

Rule 144

      In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of this offering, a person who has beneficially owned restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted shares within any three-month period that does not exceed the greater of (i) one percent of the number of shares of our common stock then outstanding, which will equal 231,564 shares immediately after the offering based on the number of shares outstanding as of March 31, 2004, and (ii) the average weekly trading volume of our common stock on The Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale. Sales of restricted shares under Rule 144 are also subject to requirements regarding the manner of sale, notice, and the availability of current public information about us. Rule 144 also provides that affiliates that sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Rule 144(k)

      Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, may sell those shares without complying with the manner-of-sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

      Under Rule 701, shares of our common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our stock plans may be resold, to the extent not subject to lock-up agreements, (i) by persons other than affiliates, beginning 90 days after the effective date of this offering, subject only to the manner-of-sale provisions of Rule 144, and (ii) by affiliates, subject to the manner-of-sale, current public information, and filing requirements of Rule 144, in each case, without compliance with the one-year holding period requirement of Rule 144. As of March 31, 2004, options to purchase a total of 1,333,681 shares of common stock were outstanding, all of which were exercisable. Of the total number of shares of our common stock issuable under these options, all are subject to contractual lock-up agreements with us or the underwriters.

Form S-8 Registration Statements

      We intend to file one or more registration statements on Form S-8 following this offering to register the shares of our common stock that are issuable pursuant to our 2003 plan, directors plan, purchase plan and 2001 plan. These registration statements are expected to become effective upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to any applicable lock-up agreements and to Rule 144 limitations applicable to affiliates.

Lock-up Agreements

      Our officers, directors, and holders of substantially all of our outstanding securities have entered into the lock-up agreements described in “Underwriting.”

DESCRIPTION OF CAPITAL STOCK

      Upon completion of this offering and the filing of our amended and restated certificate of incorporation immediately following the closing of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, $0.0001 par value, and 10,000,000 shares of undesignated preferred stock, $0.01 par value. The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, our restated certificate of incorporation and bylaws, which are exhibits to the registration statement of which this prospectus forms a part.

Common Stock

      As of March 31, 2004, 17,406,484 shares of our common stock were outstanding and held of record by 51 stockholders. This amount assumes the conversion of all outstanding shares of our preferred stock into common stock, which will occur upon the closing of this offering. Upon completion of this offering,           shares of our common stock will be outstanding, assuming no exercise of the outstanding stock options or the underwriters’ over-allotment option.

      Each share of our common stock entitles its holder to one vote on all matters to be voted upon by our stockholders. Subject to preferences that may apply to any of our outstanding preferred stock, holders of our common stock will receive ratably any dividends our board of directors declares out of funds legally available for that purpose. If we liquidate, dissolve or wind up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and any liquidation preference of any of our outstanding preferred stock. Our common stock has no preemptive rights, conversion rights, or other subscription rights or redemption or sinking fund provisions. The shares of our common stock to be issued upon completion of this offering will be fully paid and non-assessable.

Preferred Stock

      After the filing of our amended and restated certificate of incorporation, our board of directors will have the authority, without further action by our stockholders, to issue up to 10,000,000 shares of our preferred stock in one or more series. Our board of directors may designate the rights, preferences, privileges, and restrictions of our preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms, and number of shares constituting any series or the designation of any series. The issuance of our preferred stock could have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock, or delaying or preventing a change in control. Even the ability to issue preferred stock could delay or impede a change in control. After the completion of this offering, no shares of our preferred stock will be outstanding, and we currently have no plan to issue any shares of our preferred stock.

Registration Rights

      On the date 180 days after the completion of this offering, the holders of 15,883,541 shares of our common stock or their transferees will be entitled to register these shares under the Securities Act, subject to limitations and restrictions. If, after that date, we propose to register any of our securities under the Securities Act, either for our own account or for the account of other securities holders, the holders of these shares will be entitled to notice of the registration and will be entitled to include, at our expense, their shares of our common stock in the registration. In addition, beginning twelve months following the effective date of this offering, the holders of these shares may require us, at our expense and on not more than two occasions, to file a registration statement under the Securities Act covering their shares of our common stock, and we will be required to use commercially reasonable efforts to have the registration statement declared effective. Further, the holders may require us, at our expense, to register their shares of our common stock on Form S-3 when registration of our shares under this form becomes possible. These rights terminate on the earlier of six years after the effective date of this offering, or, with respect to an individual holder, when such holder is able to sell all its shares pursuant to Rule 144 under the Securities Act in any 90-day period. These registration rights are subject to conditions and limitations, including the right of the underwriters to limit the number of shares of our common stock included in the registration statement.

Anti-Takeover Provisions

      Delaware Law. We are subject to Section 203 of the General Corporation Law of the State of Delaware, which regulates acquisitions of some Delaware corporations. In general, Section 203 prohibits, with some exceptions, a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person becomes an interested stockholder, unless:

•	our board of directors approved the business combination or the transaction in which the person became an interested stockholder prior to the date the person attained this status;

•	upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and issued under employee stock plans under which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date the person became an interested stockholder, our board of directors approved the business combination and the stockholders other than the interested stockholder authorized the transaction at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding stock not owned by the interested stockholder.

      Section 203 defines a “business combination” to include:

•	any merger or consolidation involving us and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of our assets;

•	in general, any transaction that results in the issuance or transfer by us of any of our stock to the interested stockholder;

•	any transaction involving us that has the effect of increasing the proportionate share of our stock owned by the interested stockholders; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits provided by or through us.

      In general, Section 203 defines an “interested stockholder” as any person who, together with the person’s affiliates and associates, owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of a corporation’s voting stock.

      Certificate of Incorporation and Bylaw Provisions. Our amended and restated certificate of incorporation and bylaws that will be effective following the completion of this offering include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of Peninsula Pharmaceuticals, including the following:

•	our board can issue up to 10,000,000 shares of preferred stock, with any rights or preferences, including the right to approve or not approve an acquisition or other change in control;

•	our amended and restated certificate of incorporation provides that all stockholder actions upon completion of this offering must be effected at a duly called meeting of stockholders and not by written consent;

•	our bylaws provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide timely notice in writing. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may delay or preclude stockholders from bringing matters before a meeting of stockholders or from making nominations for directors at a meeting of stockholders, which could delay or deter takeover attempts or changes in management;

•	following this offering, our board of directors will be divided into three classes. The classification of our board of directors will have the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of our directors, which could have the effect of delaying or preventing a change in our control or management;

•	our amended and restated certificate of incorporation provides that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of our directors then in office, even if less than a quorum. In addition, our amended and restated certificate of incorporation provides that our board of directors may fix the number of directors by resolution; and

•	upon completion of this offering, our amended and restated certificate of incorporation does not provide for cumulative voting for our directors. The absence of cumulative voting may make it more difficult for stockholders owning less than a majority of our stock to elect any directors to our board.

Transfer Agent and Registrar

      Computershare Trust Company, Inc. has been appointed as the transfer agent and registrar for our common stock.

Listing

      Our common stock has been approved for quotation on The Nasdaq National Market under the trading symbol “PPRX.”

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

TO NON-UNITED STATES HOLDERS

      The following is a general discussion of certain material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a beneficial owner thereof that is a “Non-U.S. Holder.” A “Non-U.S. Holder” is a person or entity that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation or a foreign estate or trust. The test for whether an individual is a resident of the U.S. for federal estate tax purposes differs from the test used for federal income tax purposes. Some individuals, therefore, may be “Non-U.S. Holders” for purposes of the federal income tax discussion below, but not for purposes of the federal estate tax discussion, and vice versa.

      This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, judicial decisions and administrative regulations and interpretations in effect as of the date of this prospectus, all of which are subject to change, including changes with retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to Non-U.S. Holders in light of their particular circumstances (including, without limitation, Non-U.S. Holders who are pass-through entities or who hold their common stock through pass-through entities) and does not address any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction. Prospective holders should consult their tax advisors with respect to the federal income and estate tax consequences of holding and disposing of our common stock in light of their particular situations and any consequences to them arising under the laws of any state, local or non-U.S. jurisdiction.

Dividends

      Subject to the discussion below, distributions, if any, made to a Non-U.S. Holder of our common stock out of our current or accumulated earnings and profits generally will constitute dividends for U.S. tax purposes and will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide us with a properly-executed IRS Form W-8BEN certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. Treasury Regulations provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends paid to a Non-U.S. Holder that is an entity should be treated as paid to the entity or to those holding an interest in that entity. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

      There will be no withholding tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States if a properly-executed IRS Form W-8ECI, stating that the dividends are so connected, if filed with us. Instead, the effectively connected dividends will be subject to regular U.S. income tax, generally in the same manner as if the Non-U.S. Holder were a U.S. citizen or resident alien or a domestic corporation, as the case may be, unless a specific treaty exemption applies. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax”, which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) of the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments. If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may obtain a refund of any excess amounts currently withheld if you file an appropriate claim for refund with the U.S. Internal Revenue Service.

Gain on disposition of common stock

      A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless (i) the gain is effectively connected with a trade or business of such holder in the United States and a specific treaty exemption does not apply to eliminate the tax (ii) if a tax treaty would otherwise apply to eliminate the tax, the gain is attributable to a permanent establishment of the Non-U.S. Holder in the U.S., (iii) in the case of Non-U.S. Holders who are nonresident alien individuals and hold our common stock as a capital asset, such individuals are present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, (iv) the Non-U.S. Holder is subject to tax pursuant to the provisions of the Code regarding the taxation of U.S. expatriates, or (v) we are or have been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or such holder’s holding period. We believe that we are not, and do not anticipate becoming, a United States real property holding corporation. Even if we are treated as a United States real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (i) the Non-U.S. Holder owned directly or indirectly, no more than five percent of our common stock at all times within the shorter of (a) the five year period preceding the disposition or (b) the holder’s holding period and (ii) our common stock is regularly traded on an established securities market. There can be no assurance that our common stock will continue to qualify as regularly traded on an established securities market.

      If you are a Non-U.S. Holder described in (i) or (ii) above, you will be required to pay tax on the net gain derived from the sale at regular graduated U.S. federal income tax rates, and corporate Non-U.S. Holders described in (i) or (ii) above may be subject to the branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual Non-U.S. Holder described in (iii) above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses (even though you are not considered a resident of the United States).

Information reporting requirements and backup withholding

      Generally, we must report to the U.S. Internal Revenue Service the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or certain other agreements, the U.S. Internal Revenue Service may make its reports available to tax authorities in the recipient’s country of residence.

      Backup withholding will generally not apply to payments of dividends made by us or our paying agents to a Non-U.S. Holder if the holder has provided its federal taxpayer identification number, if any, or the required certification that it is not a U.S. person (which is generally provided by furnishing a properly-executed IRS Form W-8BEN), unless the payer otherwise has knowledge or reason to know that the payee is a U.S. person.

      Under current U.S. federal income tax law, information reporting and backup withholding will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of a broker unless the disposing holder certifies as to its non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. However, U.S. information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds where the transaction is effected outside the United States by or through an office outside the United States of a broker that fails to maintain documentary evidence that the holder is a Non-U.S. Holder and that certain conditions are met, or that the holder otherwise is entitled to an exemption, and the broker is (i) a U.S. person, (ii) a foreign person which derived 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) a “controlled foreign corporation” for U.S. federal income tax purposes, or (iv) a foreign partnership (a) at least 50% of the capital or profits interest in which is owned by U.S. persons, or (b) that is engaged in a U.S. trade or business. Backup withholding will apply to a payment of disposition proceeds if the broker has actual knowledge that the holder is a U.S. person.

      Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the U.S. Internal Revenue Service.

Federal estate tax

      An individual who at the time of death is not a citizen or resident of the United States and who is treated as the owner of, or has made certain lifetime transfers of, an interest in our common stock will be required to include the value thereof in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

UNDERWRITING

      Under the terms and subject to the conditions contained in an underwriting agreement dated                    , we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC, Piper Jaffray & Co., Citigroup Global Markets Inc. and First Albany Capital Inc. are acting as representatives, the following respective numbers of shares of common stock:

Number of
Underwriter	Shares

Credit Suisse First Boston LLC
Piper Jaffray & Co.
Citigroup Global Markets Inc.
First Albany Capital Inc.

Total	5,750,000

      The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

      We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 862,500 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

      The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $          per share. The underwriters and selling group members may allow a discount of $          per share on sales to other broker/dealers. After the initial public offering, the underwriters may change the public offering price and concession and discount to broker/dealers.

      The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total

	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$

      The representatives have informed us that the underwriters do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

      We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 (the “Securities Act”) relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston LLC for a period of 180 days after the date of this prospectus. The foregoing restrictions will not apply to (i) issuances of shares of our common stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options, in each case outstanding on the date of this prospectus, (ii) grants of stock options to employees, directors or consultants pursuant to the terms of a plan in effect on the date of, and disclosed in, this prospectus, or (iii) issuances of shares of our common stock pursuant to the stock options referred to in clause (ii) so long as the employee, director or consultant exercising such stock option prior to the exercise thereof executes and delivers to the representatives a lock-up agreement as described in the next paragraph.

      Our officers, directors and holders of substantially all of our outstanding securities have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC for a period of 180 days after the date of this prospectus. The foregoing restrictions will not apply to (i) transfers of shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock made as a bona fide gift, provided that the donee agree to be bound in writing by the terms of the lock-up agreement prior to the transfer, (ii) transfers of shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock to a family member of the security holder or to any trust for the direct or indirect benefit of the security holder or a family member of the security holder, provided that the transferee agrees to be bound in writing by the terms of the lock-up agreement prior to the transfer, (iii) any shares of our common stock acquired by the security holder in the open market or in the issuer directed share program, and (iv) distributions to partners, members, shareholders or affiliates of a security holder that is a limited partnership, limited liability company or corporation, provided that the distributees agree to be bound in writing by the terms of the lock-up agreement prior to the distribution.

      The underwriters have reserved for sale at the initial public offering price up to 287,500 shares of the common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

      We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

      Our common stock has been approved for quotation on The Nasdaq National Market under the symbol “PPRX.”

      Prior to the offering, there has been no public market for the common stock. The initial public offering price for the common stock was determined by negotiation between us and the representatives, and does not reflect the market price for the common stock following the offering. The principal factors considered in determining the initial public offering price included:

•	the history of and prospects for our industry and for biotechnology companies generally;

•	an assessment of our management;

•	our present operations;

•	our historical results of operations;

•	our earnings prospects;

•	the general condition of the securities markets at the time of the offering; and

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

      We cannot be sure that the initial public offering price will correspond to the price at which the common stock will trade in the public market following this offering or that an active trading market for the common stock will develop and continue after this offering.

      In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934 (the “Exchange Act”).

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

      A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

      The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

      By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action — Ontario Purchasers Only

      Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

      All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

      Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

      The validity of the issuance of the common stock offered by this prospectus and certain other legal matters are being passed upon for us by our counsel, Cooley Godward LLP, Palo Alto, California. Certain legal matters relating to the offering will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation. As of the date of this prospectus, GC&H Investments LLC, an investment partnership composed of certain partners of and persons associated with Cooley Godward LLP, beneficially owned 39,390 shares of our common stock.

EXPERTS

      Ernst & Young LLP, independent registered public accounting firm, have audited our financial statements at December 31, 2002 and 2003, and for the period from inception (February 6, 2001) to December 31, 2001, and for the years ended December 31, 2002 and 2003, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

      We have filed with the Securities and Exchange Commission a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the shares of our common stock to be sold in the offering. This prospectus does not contain all of the information set forth in the registration statement. For further information with respect to us and the shares to be sold in the offering, reference is made to the registration statement and the exhibits and schedules attached to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and will file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. The reports, proxy statements and other information we provide will contain financial information that has been examined and reported on, with an opinion expressed by an independent public or certified accountant.

      You may read and copy all or any portion of the registration statement or any reports, statements or other information that we file at the Securities and Exchange Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our Securities and Exchange Commission filings, including the registration statement, are also available to you on the Securities and Exchange Commission’s web site http://www.sec.gov.

PENINSULA PHARMACEUTICALS, INC.

(A DEVELOPMENT STAGE COMPANY)

INDEX TO FINANCIAL STATEMENTS

REPORT OF ERNST & YOUNG LLP,

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Peninsula Pharmaceuticals, Inc.

      We have audited the accompanying balance sheets of Peninsula Pharmaceuticals, Inc. (a development stage company) as of December 31, 2002 and 2003, and the related statements of operations, stockholders’ (deficit), and cash flows for the period from inception (February 6, 2001) to December 31, 2001, and for the years ended December 31, 2002 and 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Peninsula Pharmaceuticals, Inc. (a development stage company) at December 31, 2002 and 2003, and the results of its operations and its cash flows for the period from inception (February 6, 2001) to December 31, 2001, and for the years ended December 31, 2002 and 2003, in conformity with U.S. generally accepted accounting principles.

/S/ ERNST & YOUNG LLP

Palo Alto, California

February 17, 2004

PENINSULA PHARMACEUTICALS, INC.

(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEETS

				Pro Forma
				Stockholders’
	December 31,			Equity at
			March 31,	March 31,
	2002	2003	2004	2004

			(Unaudited)	(Unaudited)
				(See Note 2)
Assets
Current assets:
Cash and cash equivalents	$7,602,530	$63,094,692	$32,248,926
Available-for-sale investments	11,200,110	—	24,364,504
Prepaid and other current assets	329,294	820,432	2,416,124
Restricted cash	—	1,200,000	—

Total current assets	19,131,934	65,115,124	59,029,554
Property and equipment, net	54,261	111,871	193,990
Restricted cash	48,000	188,000	188,000

Total assets	$19,234,195	$65,414,995	$59,411,544

Liabilities, convertible preferred stock and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$176,127	$556,915	$444,174
Accrued clinical trial expenses	360,632	1,261,427	5,918,018
Accrued license fee	300,000	—	—
Other accrued expenses	278,167	736,224	560,934
Liability for early exercise of stock options	9,750	15,477	113,817

Total current liabilities	1,124,676	2,570,043	7,036,943
Liability for early exercise of stock options — noncurrent portion	14,790	25,626	90,697
Commitments and contingencies (Note 9)
Series A and A-1 convertible preferred stock, $0.01 par value: 3,000,000 shares authorized at December 31, 2002, 990,000 shares authorized at December 31, 2003 and March 31, 2004; 329,996 shares issued and outstanding, aggregate liquidation preference of $495,000 at December 31, 2002 and 2003 and March 31, 2004; no shares outstanding pro forma	481,348	481,348	481,348	$—
Series B and B-1 convertible preferred stock, $0.01 par value: 30,000,000 shares authorized at December 31, 2002, 13,906,942 shares authorized at December 31, 2003 and March 31, 2004; 4,635,643 shares issued and outstanding, aggregate liquidation preference of $22,251,107 at December 31, 2002 and 2003 and March 31, 2004; no shares outstanding pro forma	22,036,395	22,036,395	22,036,395	—
Series C convertible preferred stock, $0.01 par value: 35,000,000 shares authorized at December 31, 2003 and March 31, 2004, 10,340,902 shares issued and outstanding, aggregate liquidation preference of $54,600,000 at December 31, 2003 and March 31, 2004; no shares outstanding pro forma	—	57,931,057	57,931,057	—
Stockholders’ equity (deficit):
Common stock, $0.0001 par value, 50,000,000, 50,000,000 and 100,000,000 shares authorized at December 31, 2002 and 2003 and March 31, 2004, respectively; 1,435,830, 1,913,061, and 1,944,544 shares issued and outstanding at December 31, 2002 and 2003, and March 31, 2004, respectively; 17,251,085 shares issued and outstanding pro forma	143	191	194	1,725
Additional paid-in capital	243,061	66,987,489	69,413,069	149,860,338
Deferred stock compensation	(112,075)	(9,085,827)	(10,579,344)	(10,579,344)
Accumulated other comprehensive loss	(7,177)	—	(2,558)	(2,558)
Deficit accumulated during the development stage	(4,546,966)	(75,531,327)	(86,996,257)	(86,996,257)

Total stockholders’ equity (deficit)	(4,423,014)	(17,629,474)	(28,164,896)	$52,283,904

Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$19,234,195	$65,414,995	$59,411,544

See accompanying notes.

PENINSULA PHARMACEUTICALS, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF OPERATIONS

	Period from					Period from
	Inception					Inception
	(February 6,			Three Months Ended		(February 6,
	2001) to	Year Ended December 31,		March 31,		2001) to
	December 31,					March 31,
	2001	2002	2003	2003	2004	2004

						(Unaudited)
				(Unaudited)
Costs and expenses:
Research and development(1)	$19,597	$3,664,806	$14,936,213	$1,369,379	$10,289,920	$28,910,536
General and administrative	71,452	779,200	2,444,117	434,457	1,348,622	4,643,391

Loss from operations	(91,049)	(4,444,006)	(17,380,330)	(1,803,836)	(11,638,542)	(33,553,927)
Interest and other income (expense), net	4,938	131,612	195,969	63,395	173,612	506,131
Interest expense	—	(148,461)	—	—	—	(148,461)

Net loss	(86,111)	(4,460,855)	(17,184,361)	(1,740,441)	(11,464,930)	(33,196,257)
Deemed dividend related to beneficial conversion feature of convertible preferred stock	—	—	53,800,000	—	—	53,800,000

Net loss allocable to common stockholders	$(86,111)	$(4,460,855)	$(70,984,361)	$(1,740,441)	$(11,464,930)	$(86,996,257)

Basic and diluted net loss per share allocable to common stockholders	$(0.25)	$(5.74)	$(61.10)	$(1.81)	$(6.25)

Shares used to compute basic and diluted net loss per share allocable to common stockholders	347,743	776,555	1,161,711	962,213	1,830,623

Pro forma basic and diluted net loss per share allocable to common stockholders			$(10.61)		$(0.67)

Shares used to compute pro forma basic and diluted net loss per share allocable to common stockholders			6,689,356		17,137,164

(1)	Includes $3,495,340 incurred with a related party during the year ended December 31, 2003. See Notes 3 and 7.

See accompanying notes.

PENINSULA PHARMACEUTICALS, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF STOCKHOLDERS’ (DEFICIT)

						Deficit
					Accumulated	Accumulated
	Common Stock		Additional	Deferred	Other	During the	Total
			Paid-In	Stock	Comprehensive	Development	Stockholders’
	Shares	Amount	Capital	Compensation	Loss	Stage	(Deficit)

Issuance of common stock at $.0003 per share to founders and advisors for cash in June 2001	1,683,331	$168	$337	$—	$—	$—	$505
Stock compensation expense for consulting services	—	—	4,419	—	—	—	4,419
Net and comprehensive loss	—	—	—	—	—	(86,111)	(86,111)

Balances at December 31, 2001	1,683,331	168	4,756	—	—	(86,111)	(81,187)
Options granted to consultant in connection with issuance of Series B convertible preferred stock	—	—	46,200	—	—	—	46,200
Exercise of stock options at $0.23 to $0.72 per share for cash	83,332	8	18,922	—	—	—	18,930
Repurchase of founder’s common stock at $0.0003 per share for cash	(333,333)	(33)	(67)	—	—	—	(100)
Vesting of common stock from early exercise of stock options	2,500	—	900	—	—	—	900
Stock compensation expense for consulting services	—	—	57,750	—	—	—	57,750
Deferred stock compensation	—	—	114,600	(114,600)	—	—	—
Amortization of deferred stock compensation	—	—	—	2,525	—	—	2,525
Comprehensive loss:
Unrealized loss on available-for-sale securities	—	—	—	—	(7,177)	—	(7,177)
Net loss	—	—	—	—	—	(4,460,855)	(4,460,855)

Comprehensive loss							(4,468,032)

Balances at December 31, 2002
(carried forward)	1,435,830	143	243,061	(112,075)	(7,177)	(4,546,966)	(4,423,014)
See accompanying notes.

PENINSULA PHARMACEUTICALS, INC.
(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF STOCKHOLDERS’ (DEFICIT) — (Continued)

						Deficit
					Accumulated	Accumulated
	Common Stock		Additional	Deferred	Other	During the	Total
			Paid-In	Stock	Comprehensive	Development	Stockholders’
	Shares	Amount	Capital	Compensation	Loss	Stage	(Deficit)

Balances at December 31, 2002 (brought forward)	1,435,830	$143	$243,061	$(112,075)	$(7,177)	$(4,546,966)	$(4,423,014)
Vesting of common stock from early exercises of stock options	24,846	2	8,943	—	—	—	8,945
Deferred stock compensation	—	—	9,076,709	(9,076,709)	—	—	—
Amortization of deferred stock compensation	—	—	—	92,558	—	—	92,558
Reversal of deferred stock compensation for cancellation of options	—	—	(10,399)	10,399	—	—	—
Stock compensation expense for consulting services	—	—	363,918	—	—	—	363,918
Exercise of stock options at $0.23 to $0.72 per share for cash	15,166	2	4,873	—	—	—	4,875
Repurchase of founder’s common stock at $0.0003 per share for cash	(139,781)	(14)	(28)	—	—	—	(42)
Employee stock compensation expense due to accelerated vesting of stock options	—	—	5,130	—	—	—	5,130
Stock compensation expense for consulting services from a related party associated with obtaining the Takeda Chemical Industries, Ltd. license	577,000	58	3,495,282	—	—	—	3,495,340
Beneficial conversion feature related to issuance of Series C convertible preferred stock	—	—	53,800,000	—	—	—	53,800,000
Deemed dividend related to beneficial conversion feature of convertible preferred stock	—	—	—	—	—	(53,800,000)	(53,800,000)
Comprehensive loss:
Decrease in unrealized loss on available-for-sale securities	—	—	—	—	7,177	—	7,177
Net loss	—	—	—	—	—	(17,184,361)	(17,184,361)

Comprehensive loss							(17,177,184)

Balances at December 31, 2003 (carried forward)	1,913,061	191	66,987,489	(9,085,827)	—	(75,531,327)	(17,629,474)
See accompanying notes.

PENINSULA PHARMACEUTICALS, INC.
(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF STOCKHOLDERS’ (DEFICIT) — (Continued)

						Deficit
					Accumulated	Accumulated
	Common Stock		Additional	Deferred	Other	During the	Total
			Paid-In	Stock	Comprehensive	Development	Stockholders’
	Shares	Amount	Capital	Compensation	Loss	Stage	(Deficit)

Balances at December 31, 2003 (brought forward)	1,913,061	$191	$66,987,489	$(9,085,827)	$—	$(75,531,327)	$(17,629,474)
Issuance of common stock upon exercise of stock options and vesting of common stock from early exercise of stock options (unaudited)	31,483	3	31,508	—	—	—	31,511
Deferred stock compensation (unaudited)	—	—	2,151,120	(2,151,120)	—	—	—
Amortization of deferred stock compensation (unaudited)	—	—	—	634,753	—	—	634,753
Reversal of deferred stock compensation for cancellation of options (unaudited)	—	—	(22,850)	22,850	—	—	—
Stock compensation expense for consulting services (unaudited)	—	—	265,802	—	—	—	265,802
Comprehensive loss:
Unrealized net loss on available-for sale securities (unaudited)	—	—	—	—	(2,558)	—	(2,558)
Net loss (unaudited)	—	—	—	—	—	(11,464,930)	(11,464,930)

Comprehensive loss (unaudited)							(11,467,488)

Balances at March 31, 2004 (unaudited)	1,944,544	$194	$69,413,069	$(10,579,344)	$(2,558)	$(86,996,257)	$(28,164,896)

See accompanying notes.

PENINSULA PHARMACEUTICALS, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF CASH FLOWS

	Period from					Period from
	Inception					Inception
	(February 6,			Three Months Ended		(February 6,
	2001) to	Year Ended December 31,		March 31,		2001) to
	December 31,					March 31,
	2001	2002	2003	2003	2004	2004

						(Unaudited)
				(Unaudited)
Cash flows from operating activities:
Net loss	$(86,111)	$(4,460,855)	$(17,184,361)	$(1,740,441)	$(11,464,930)	$(33,196,257)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	—	10,494	50,595	8,891	23,877	84,966
Stock compensation expense	4,419	57,750	369,048	50,731	265,802	697,019
Stock compensation expense for consulting services from a related party associated with obtaining the Takeda Chemical Industries, Ltd. license	—	—	3,495,340	—	—	3,495,340
Amortization of deferred stock compensation	—	2,525	92,558	8,489	634,753	729,836
Amortization of premium on investments	—	29,088	225,853	89,588	38,766	293,707
Non-cash interest expense	—	148,461	—	—	—	148,461
Changes in operating assets and liabilities:
Prepaid and other current assets	—	(329,294)	(491,138)	41,710	(1,595,692)	(2,416,124)
Accounts payable	—	176,127	380,788	13,439	(112,741)	444,174
Accrued clinical trial expenses	—	360,632	900,795	109,890	4,656,591	5,918,018
Other accrued expenses	18,506	559,661	158,057	(394,491)	(175,290)	560,934
Liability for early exercise of stock options	—	24,540	16,563	(7,290)	163,411	204,514

Net cash used in operating activities	(63,186)	(3,420,871)	(11,985,902)	(1,819,484)	(7,565,453)	(23,035,412)

Cash flows from investing activities:
Purchases of property and equipment	(4,119)	(60,636)	(108,205)	(30,576)	(105,996)	(278,956)
Transfers from (to) restricted cash	—	(48,000)	(1,340,000)	(140,000)	1,200,000	(188,000)
Purchases of investments	—	(11,236,375)	(2,768,566)	(2,010,190)	(24,405,828)	(38,410,769)
Maturities of investments	—	—	13,750,000	1,500,000	—	13,750,000

Net cash provided by (used in) investing activities	(4,119)	(11,345,011)	9,533,229	(680,766)	(23,311,824)	(25,127,725)

Cash flows from financing activities:
Proceeds (payments) from issuance (repurchase) of common stock and restricted common stock, net	505	(100)	(42)	—	—	363
Proceeds from exercise of stock options	—	19,830	13,820	1,733	31,511	65,161
Proceeds from issuance of convertible notes	—	5,000,000	—	—	—	5,000,000
Proceeds from issuance of convertible preferred stock, net of issuance costs	357,500	17,057,982	57,931,057	—	—	75,346,539

Net cash provided by financing activities	358,005	22,077,712	57,944,835	1,733	31,511	80,412,063

Net increase (decrease) in cash and cash equivalents	290,700	7,311,830	55,492,162	(2,498,517)	(30,845,766)	32,248,926
Cash and cash equivalents at beginning of period	—	290,700	7,602,530	7,602,530	63,094,692	—

Cash and cash equivalents at end of period	$290,700	$7,602,530	$63,094,692	$5,104,013	$32,248,926	$32,248,926

Supplemental disclosures of non-cash activities:
Conversion of convertible notes and accrued interest into Series B convertible preferred stock	$—	$5,148,461	$—	$—	$—	$5,148,461
Deemed dividend related to beneficial conversion feature of Series C convertible preferred stock	$—	$—	$53,800,000	$—	$—	$53,800,000
Deferred stock compensation	$—	$114,600	$9,066,310	$58,574	$2,128,270	$11,332,030

See accompanying notes.

PENINSULA PHARMACEUTICALS, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

1.	Company and Basis of Presentation

Basis of Presentation

      Peninsula Pharmaceuticals, Inc. (the Company) was incorporated in Delaware on February 6, 2001 and is a biopharmaceutical company focused on developing and commercializing intravenous and inhaled antibiotics to treat life-threatening infections in the hospital setting. The Company’s primary activities since incorporation have been establishing its offices, recruiting personnel, in-licensing drug candidates, conducting preclinical and clinical trials, performing business and financial planning, and raising capital. Accordingly, the Company is considered to be in the development stage.

      The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred significant net losses and negative cash flows from operations since its inception. At March 31, 2004, the Company had an accumulated deficit of $86,996,257.

      At March 31, 2004, management believes that currently available resources will provide sufficient funds to enable the Company to meet its obligations into the first half of 2005. If anticipated operating results are not achieved, however, management believes that planned expenditures may need to be reduced, extending the time period over which the currently available resources will be adequate to fund the Company’s operations. The Company intends to raise additional funds through the issuance of equity securities, if available on terms acceptable to the Company.

Unaudited Interim Financial Statements

      The financial statements and related notes thereto, as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 are unaudited and, in the opinion of management, include all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of results for such interim periods. The results of operations for the three months ended March 31, 2004 are not necessarily indicative of the results expected for the entire year.

2.	Summary of Significant Accounting Policies

Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Pro Forma Stockholders’ Equity

      In December 2003, the Board of Directors authorized management of the Company to file a registration statement with the Securities and Exchange Commission permitting the Company to sell shares of its common stock to the public. If the initial public offering is completed under the terms presently anticipated, all of the convertible preferred stock outstanding at the time of the offering will automatically convert into 15,306,541 shares of common stock. Pro forma stockholders’ equity at March 31, 2004, as adjusted for the assumed conversion of the preferred stock, is set forth on the accompanying balance sheets.

Reverse Stock Split

      The Company’s Board of Directors and stockholders approved a 1-for-3 reverse split of the Company’s convertible preferred and common stock on February 12, 2004. The Company filed an amended and restated certificate of incorporation to complete the reverse stock split on February 17, 2004. All share and per share

PENINSULA PHARMACEUTICALS, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS — (Continued)

amounts have been retroactively restated in the accompanying financial statements and notes for all periods presented.

Concentration of Credit Risk

      Financial instruments that potentially subject the Company to credit risk consist of cash, cash equivalents, short-term investments and restricted cash to the extent of the amounts recorded on the balance sheets. The Company’s cash, cash equivalents, short-term investments and restricted cash are placed with high credit-quality financial institutions and issuers. The Company believes that its established guidelines for investment of its excess cash maintain safety and liquidity through its policies on diversification and investment maturity.

Cash, Cash Equivalents and Available-for-Sale Investments

      The Company considers all highly liquid investments with a remaining maturity of 90 days or less at the date of purchase to be cash equivalents.

      The Company has classified its entire investment portfolio as available-for-sale. The Company views its available-for-sale portfolio as available for use in current operations. Accordingly, the Company has classified all investments as current assets, even though the stated maturity may be more than one year beyond the current balance sheet date. Available-for-sale investments are carried at estimated fair value with unrealized gains or losses included in accumulated other comprehensive (loss) in stockholders’ (deficit). The estimated fair value of investments is based on quoted market prices when available, or pricing models using current market rates. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in interest and other income (expense), net. Realized gains and losses are also included in interest and other income (expense), net. The cost of all securities sold is based on the specific identification method.

      As of December 31, 2003, all investments were held in money market funds, which were classified as cash and cash equivalents, and there were no material unrealized gains or losses thereon. The following is a summary of available-for-sale investments as of December 31, 2002:

	December 31, 2002

		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value

Money market funds	$5,634,847	$—	$—	$5,634,847
Corporate debt securities	12,255,527	995	(8,172)	12,248,350

	$17,890,374	$995	$(8,172)	$17,883,197

Less amounts classified as cash equivalents				(6,635,087)
Less amounts classified as restricted cash				(48,000)

Available-for-sale investments				$11,200,110

PENINSULA PHARMACEUTICALS, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS — (Continued)

      The following is a summary of available-for-sale securities at March 31, 2004 (unaudited):

	March 31, 2004

		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value

U.S. and government agencies	$16,200,000	$10,232	$(1,240)	$16,208,992
Corporate debt securities	38,982,267	6,445	(17,995)	38,970,717
Money market funds	845,506	—	—	845,506

	$56,027,773	$16,677	$(19,235)	$56,025,215

Less amounts classified as cash equivalents				(31,472,711)
Less amounts classified as restricted cash				(188,000)

Available-for-sale investments				$24,364,504

Amounts maturing within one year	39,995,554			39,984,447
Amounts maturing in one to two years	16,032,219			16,040,768

	$56,027,773			$56,025,215

Restricted Cash

      The Company maintains a cash deposit of $48,000 as required under the terms of a letter of credit in connection with its office lease. This amount is invested with a domestic financial institution in short-term, highly liquid investments and is recorded as restricted cash in the accompanying balance sheets at December 31, 2002 and December 31, 2003.

      In February 2003, the Company established a cash deposit of $140,000 to secure a letter of credit in connection with the Company’s credit card program. The amount is recorded as restricted cash in the accompanying balance sheet at December 31, 2003.

      In September 2003, in connection with signing the Takeda license agreement (see Note 3), the Company issued a letter of credit in favor of Takeda to secure payment of up to $1,200,000 for future product supplies. A cash deposit of $1,200,000 securing the letter of credit was recorded as short-term restricted cash in the accompanying balance sheet at December 31, 2003. In March 2004, the Company paid Takeda $1,200,000 for clinical trial drug supply of PPI-0903, which was paid from the cash deposit securing the letter of credit.

Property and Equipment

      Property and equipment are stated at cost less accumulated depreciation. Depreciation is determined using the straight-line method over the estimated useful lives of the related assets. Estimated lives range from two to three years.

Stock Compensation

      The Company accounts for employee stock options using the intrinsic-value method in accordance with Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, Financial Accounting Standards Board Interpretation (“FIN”) No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB No. 25, and related interpretations and has adopted the

PENINSULA PHARMACEUTICALS, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS — (Continued)

disclosure-only provisions of Statement of Financial Accounting Standard (“SFAS”) No. 123, Accounting for Stock-Based Compensation, and related interpretations.

      The Company has elected to continue to follow the intrinsic value method of accounting as prescribed by APB Opinion No. 25. The information regarding net loss as required by SFAS No. 123 has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The resulting effect on net loss pursuant to SFAS No. 123 is not likely to be representative of the effects on net loss pursuant to SFAS No. 123 in future years, since future years are likely to include additional grants and the irregular impact of future years’ vesting.

      The fair value of options granted to employees during the year ended December 31, 2002 was estimated at the date of grant using the Black-Scholes method with the following weighted average assumptions: a dividend yield of zero, a volatility of 0.65, risk-free interest rate of 3.82%, and an expected life of 4 years.

      The fair value of options granted to employees during the year ended December 31, 2003 and the three months ended March 31, 2003 was estimated at the date of grant using the Black-Scholes method with the following weighted average assumptions: a dividend yield of zero, a volatility of 0.65, risk-free interest rate of 2.86%, and an expected life of 4 years.

      The fair value of options granted to employees for the three months ended March 31, 2004 was estimated at the date of grant using the Black-Scholes method with the following weighted average assumptions: a dividend yield of zero, a volatility of 0.65, risk-free interest rate of 2.58%, and an expected life of 4 years.

      During the years ended December 31, 2002 and 2003 and the three months ended March 31, 2004, certain stock options were granted with exercise prices that were below the reassessed fair value of the common stock at the date of grant. Deferred stock compensation of $114,600, $9,076,709 and $2,151,120 was recorded during the years ended December 31, 2002 and 2003 and the three months ended March 31, 2004, respectively, in accordance with APB Opinion No. 25, and will be amortized over the related vesting period of the options on the straight-line method.

PENINSULA PHARMACEUTICALS, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS — (Continued)

      The following table illustrates the effect on net loss allocable to common stockholders had the Company applied the fair value provisions of SFAS No. 123 to employee stock compensation:

	Period from					Period from
	Inception					Inception
	(February 6,			Three Months Ended		(February 6,
	2001) Through	Year Ended December 31,		March 31,		2001) Through
	December 31,					March 31,
	2001	2002	2003	2003	2004	2004

						(Unaudited)
				(Unaudited)
Net loss allocable to common stockholders, as reported	$(86,111)	$(4,460,855)	$(70,984,361)	$(1,740,441)	$(11,464,930)	$(86,996,257)
Plus: Employee stock compensation expense based on intrinsic value method, net of tax	—	2,525	92,558	8,489	634,753	729,836
Less: Employee stock compensation expense determined under the fair value method for all awards, net of tax	—	(8,591)	(138,792)	(14,094)	(675,531)	(822,914)

Net loss allocable to common stockholders, pro forma	$(86,111)	$(4,466,921)	$(71,030,595)	$(1,746,046)	$(11,505,708)	$(87,089,335)

Net loss per share allocable to common stockholders:
Basic and diluted, as reported	$(0.25)	$(5.74)	$(61.10)	$(1.81)	$(6.26)

Basic and diluted, pro forma	$(0.25)	$(5.76)	$(61.14)	$(1.81)	$(6.29)

      Stock-based compensation arrangements with non-employees are accounted for in accordance with SFAS No. 123, as amended by SFAS No. 148, and Emerging Issues Task Force (“EITF”) No. 96-18, Accounting for Equity Instruments that Are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, using a fair value approach. The compensation costs of these arrangements are subject to remeasurement over the vesting terms as earned.

Comprehensive (Loss)

      Comprehensive loss is comprised of net loss and other comprehensive loss. Other comprehensive loss includes unrealized gains and losses on the Company’s available-for-sale securities in accordance with SFAS No. 130, Reporting Comprehensive Income.

Research and Development

      In accordance with SFAS No. 2, Accounting for Research and Development Costs, research and development costs are expensed as incurred. Research and development costs consist of salaries, employee benefits, and payments to clinical research organizations and other professional service providers.

PENINSULA PHARMACEUTICALS, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS — (Continued)

      The Company records accruals for estimated preclinical and clinical trial costs. These costs are a significant component of research and development expenses. Accrued clinical trial costs are based on estimates of the work completed under the service agreements, milestones achieved, patient enrollment and past experience with similar contracts. Actual services performed, number of patients enrolled and the rate of patient enrollment may vary from the Company’s estimates, resulting in adjustments to clinical trial expenses in future periods.

Income Taxes

      The Company utilizes the liability method of accounting for income taxes as required by SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax reporting bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Currently, there is no provision for income taxes as the Company has incurred operating losses to date.

Impairment of Long-Lived Assets

      The Company reviews its long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. Impairment, if any, shall be measured as the amount by which the carrying amount of a long-lived asset exceeds its carrying value. To date, the Company has not recognized any impairment losses.

3.	License and Collaboration Agreements

Shionogi & Co., Ltd.

      The Company acquired exclusive rights to develop and commercialize doripenem in the United States, Canada, Mexico, Puerto Rico, and in all countries in South America and Europe from Shionogi & Co., Ltd. under a license agreement entered into in July 2002, and as amended in December 2003. Doripenem is an antibiotic for the treatment of infections in hospitalized patients. In connection with the license agreement, the Company has included in research and development expense nonrefundable cash payments of $600,000 through March 31, 2004. The Company has no royalty obligations to Shionogi & Co., Ltd. under the license agreement. The license agreement, unless terminated earlier, will expire on a country by country basis upon the later of the expiration of the last to expire patent licensed to the Company under the agreement or 10 years after the first commercial launch of the product in that country.

      Under the amended license agreement described above and a separate supply agreement entered into in July 2003, the Company is obligated to purchase its clinical and commercial requirements of doripenem from Shionogi & Co., Ltd. at fixed prices. During the years ended December 31, 2002 and 2003, the Company included in research and development expense $110,000, and $285,000, respectively, for the purchase of clinical trial material requirements of doripenem.

      In December 2003, Shionogi & Co., Ltd. became a related party as a result of its participation in the Company’s Series C convertible preferred stock financing (see Note 10).

Takeda Chemical Industries, Ltd.

      In September 2003, the Company entered into an agreement with Takeda Chemical Industries, Ltd. under which the Company acquired exclusive rights to develop and commercialize PPI-0903 worldwide, except for

PENINSULA PHARMACEUTICALS, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS — (Continued)

Japan. PPI-0903 is an antibiotic for the treatment of life-threatening, hospital-based infections. In connection with the agreement, the Company has included in research and development expense a license fee of $500,000 through March 31, 2004. The Company has provided Takeda Chemical Industries, Ltd. with an exclusive option in certain circumstances to negotiate to reacquire rights to develop and commercialize PPI-0903 in certain geographies in Europe, the Middle East, Central America and South America.

      The Company is obligated to pay Takeda Chemical Industries, Ltd. royalties on net sales of PPI-0903. Under the agreement, Takeda Chemical Industries, Ltd. will be the Company’s exclusive supplier of clinical and commercial drug product, subject to the continued availability of supply (see Note 9).

Domain Antibacterial Acquisition Corporation — A Related Party

      In February 2003, the Company signed an agreement with Domain Antibacterial Acquisition Corporation (“Acquisition Corp.”) to assist the Company with the acquisition of a license from Takeda Chemical Industries, Ltd. to develop and commercialize PPI-0903.

      Under the terms of the agreement, Acquisition Corp., as consideration for helping the Company enter into a license with Takeda Chemical Industries, Ltd., would receive 333,333 shares of the Company’s common stock, and a warrant to purchase 80,000 shares of the Company’s Series A convertible preferred stock exercisable at $1.50 per share, in the event that the Company signed a license agreement with Takeda Chemical Industries, Ltd. for the development and sale of PPI-0903, prior to July 31, 2003. The Company would also receive reimbursement of up to $75,000 from Acquisition Corp. for non-development expenses incurred in negotiating the terms of the license. The date for signing a license, in order for Acquisition Corp. to receive the consideration, was subsequently amended to September 30, 2003.

      The agreement also obligated the Company to issue additional common shares and Series A convertible preferred stock warrants to Acquisition Corp., contingent upon Takeda Chemical Industries, Ltd. supplying quantities of PPI-0903 so that the Company can commence clinical trials. The number of common shares issuable ranged from zero to 362,983 and Series A convertible preferred stock warrants issuable ranged from zero to 86,666. As of December 31, 2003, no such clinical trial supplies had been delivered.

      The fair value of the Series A convertible preferred stock warrant was estimated at September 30, 2003 using the Black-Scholes method with the following assumptions: a dividend yield of zero, a volatility of 0.65, a risk-free interest rate of 3.92%, a maximum contractual life of seven years, an exercise price of $1.50 per share and the estimated fair value of Series A convertible preferred stock of $4.80 per share.

      The Company signed the license agreement for PPI-0903 with Takeda Chemical Industries, Ltd. on September 30, 2003. On November 14, 2003, the Company amended its agreement with Acquisition Corp. for assistance with obtaining a license for the development and sale of PPI-0903 from Takeda Chemical Industries, Ltd. The terms for consideration payable by the Company upon a) the Company signing a license with Takeda, and b) the Company receiving supplies of PPI-0903 enabling it to commence clinical trials, under the original agreement, as amended, were replaced by the issuance of 577,000 shares of the Company’s common stock to Acquisition Corp. in full and final settlement for all services provided to the date of a signed license agreement. The terms of the reimbursement for legal fees were amended, resulting in Acquisition Corp. reimbursing the Company for $100,000 in non-development expenses. In connection with this agreement, as amended, the Company included a charge of $3,495,340 in research and development expense during the year ended December 31, 2003. This charge is comprised of 333,333 shares of common stock with a reassessed fair value at September 30, 2003 of $1,200,000 and the incremental 243,667 shares of common stock with a reassessed fair value of $2,295,340 at November 14, 2003.

PENINSULA PHARMACEUTICALS, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS — (Continued)

Potential Milestone Payments

      In connection with the license and collaboration agreements described above, the Company may become obligated to make future cash payments, primarily based upon it achieving certain clinical or regulatory milestones. The amount and timing of such milestone payments, if any, is not determinable as of March 31, 2004.

4.	Net Loss Per Share

      Basic net loss per share allocable to common stockholders is calculated by dividing the net loss allocable to common stockholders by the weighted-average number of common shares outstanding for the period, without consideration for common stock equivalents. Diluted net loss per share allocable to common stockholders is computed by dividing the net loss allocable to common stockholders by the weighted-average number of common share equivalents outstanding for the period determined using the treasury-stock method. For the purposes of this calculation, issued but unvested shares of common stock subject to repurchase by the Company are not considered outstanding and, therefore, are not included in the calculation of net loss per share. Further, preferred stock and options considered to be common stock equivalents are only included in the calculation of diluted net loss per share when their effect is dilutive.

      The pro forma basic and diluted net loss per share allocable to common stockholders calculations assume the conversion of all outstanding shares of convertible preferred stock into shares of common stock using the as-if-converted method as of the date of issuance.

PENINSULA PHARMACEUTICALS, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS — (Continued)

	Period from
	Inception
	(February 6,			Three Months Ended
	2001) Through	Year Ended December 31,		March 31,
	December 31,
	2001	2002	2003	2003	2004

				(Unaudited)
Historical
Numerator:
Net loss allocable to common stockholders	$(86,111)	$(4,460,855)	$(70,984,361)	$(1,740,441)	$(11,464,930)

Denominator:
Weighted-average common shares outstanding	979,467	1,471,883	1,475,726	1,438,407	1,929,009
Less:Weighted-average unvested common shares subject to repurchase	(631,724)	(695,328)	(314,015)	(476,195)	(98,386)

Denominator for basic and diluted net loss per share allocable to common stockholders	347,743	776,555	1,161,711	962,212	1,830,623

Basic and diluted net loss per share allocable to common stockholders	$(0.25)	$(5.74)	$(61.10)	$(1.81)	$(6.26)

Pro forma
Net loss allocable to common stockholders			$(70,984,361)		$(11,464,930)

Pro forma basic and diluted net loss per share allocable to common stockholders			$(10.61)		$(0.67)

Denominator for pro forma basic and diluted net loss per share allocable to common stockholders:
Shares used above			1,161,711		1,830,623
Pro forma adjustments to reflect assumed weighted-average effect of conversion of preferred stock			5,527,645		15,306,541

Shares used to compute pro forma basic and diluted net loss per share allocable to common stockholders			6,689,356		17,137,164

Historical outstanding dilutive securities not included in diluted net loss per share allocable to common stockholders calculation
Preferred stock	246,665	4,965,639	15,306,541	4,965,039	15,306,541
Options to purchase common stock	—	258,030	1,291,295	664,660	1,491,082

	246,665	5,223,669	16,597,836	5,629,699	16,797,623

PENINSULA PHARMACEUTICALS, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS — (Continued)

5.	Property and Equipment

      Property and equipment consist of the following:

	December 31,

	2002	2003

Computer equipment and software	$36,889	$129,737
Furniture and office equipment	27,866	43,223

	64,755	172,960
Less accumulated depreciation and amortization	(10,494)	(61,089)

	$54,261	$111,871

6.	Other Accrued Expenses

      Other accrued expenses consist of the following:

	December 31,

	2002	2003

Accrued compensation	$238,094	$311,585
Accrued Shionogi & Co., Ltd. milestone payment	300,000	—
Accrued professional fees	17,500	308,709
Other	22,573	115,930

	$578,167	$736,224

7.	Related-Party Transactions

      The Company has entered into a consulting agreement with a founder in return for services. In June 2001, this consultant founder purchased 233,333 shares of restricted common stock for cash consideration of $0.0003 per share (see Note 10). Cash consulting fees paid to this consultant founder were immaterial for all periods presented.

      In accordance with EITF 96-18 the Company recorded general and administrative expense related to the estimated fair value of restricted common stock purchased by the consultant founder for which the Company’s right to repurchase lapses over time, as follows:

General and
Administrative

Inception to December 31, 2001	$3,054
Year ended December 31, 2002	40,425
Year ended December 31, 2003	254,800
Three months ended March 31, 2004 (unaudited)	160,339

Inception to March 31, 2004 (unaudited)	$458,618

      In July 2001, the Company’s clinical trials project manager, InClin, Inc. (“InClin”), purchased 100,000 shares of the Company’s Series A convertible preferred stock for cash of $150,000. Upon issuance of the Series B convertible preferred stock in August 2002, InClin no longer owned more than 10% of the Company’s convertible preferred stock outstanding and was no longer considered a related party. One of the Company’s founding investors is president and CEO of InClin. In June 2001, the founding investor purchased

PENINSULA PHARMACEUTICALS, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS — (Continued)

83,333 shares of restricted common stock for cash consideration of $0.0003 per share (see Note 10). In accordance with EITF 96-18 the Company recorded research and development expense related to the estimated fair value of restricted common stock for which the Company’s right of repurchase lapses over time as follows:

Inception to December 31, 2001	$1,091
Year ended December 31, 2002	$12,001

      In February 2003, the Company signed an agreement with Acquisition Corp. to assist it with obtaining a product license from Takeda Chemical Industries, Ltd. (see Note 3). The Company’s Chairman of the Board of Directors, Eckard Weber, is also the interim chief executive officer of Acquisition Corp. The transactions between the Company and Acquisition Corp. during the year ended December 31, 2003 are described in Note 3. Investment partnerships and entities affiliated with Domain Associates, LLC owned 2,114,183 shares of Series B convertible preferred stock and 1,751,893 shares of Series C convertible preferred stock at December 31, 2003. These entities own a majority of Acquisition Corp. Eckard Weber is a venture partner of Domain Associates, LLC.

8.	Convertible Notes Payable

      In April 2002, the Company signed a Note Purchase Agreement with three investors which provided the Company with $5,000,000 in cash. The notes bore interest at 8% per annum, and converted into 1,041,666 shares of Series B convertible preferred stock at $4.80 per share upon completion of that private placement in August 2002.

9.	Commitments and Contingencies

Operating Leases

      In February 2002, the Company entered into a six-month sublease agreement for approximately 720 square feet of office space in Fremont, California. In October 2002, the Company entered into a new sublease agreement for approximately 7,500 square feet of office space in Alameda, California. As part of the sublease agreement, the Company deposited restricted cash of $48,000 with a bank as security for the irrevocable letter of credit related to the sublease. In November 2003, the Company renegotiated the October 2002 sublease agreement and entered into a new sublease agreement with the same landlord for approximately 12,300 square feet of office space adjacent to the space previously occupied in Alameda, California. The new sublease expiration date is December 31, 2008.

      Future minimum payments under the sublease agreement and noncancelable operating leases as of December 31, 2003 are as follows:

Operating
Leases

Years ending December 31:
2004	$244,663
2005	177,930
2006	185,344
2007	192,759
2008	195,248

Total minimum payments	$995,944

PENINSULA PHARMACEUTICALS, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS — (Continued)

      The Company recognizes rent expense on a straight-line basis over the lease term. Rent expense was $0 for the period from inception (February 6, 2001) to December 31, 2001, $52,390 and $83,100 for the years ended December 31, 2002 and 2003, respectively, and $135,490 for the period from inception to December 31, 2003.

Letters of Credit

      The Company has outstanding letters of credit with financial institutions secured by a total of $48,000, $1,388,000 and $188,000 in cash deposits at December 31, 2002 and 2003 and March 31, 2004, respectively.

Guarantees and Indemnifications

      In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others (FIN No. 45). FIN No. 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligations it assumes under that guarantee.

      The Company, as permitted under Delaware law and in accordance with its Bylaws, indemnifies its officers and directors for certain events or occurrences, subject to certain limits, while the officer or director is or was serving at the Company’s request in such capacity. The term of the indemnification period is for the officer’s or director’s lifetime. The Company may terminate the indemnification agreements with its officers and directors upon 90 days written notice, but termination will not affect claims for indemnification relating to events occurring prior to the effective date of termination. The maximum amount of potential future indemnification is unlimited; however, the Company has a director and officer insurance policy that limits its exposure and may enable it to recover a portion of any future amounts paid. The Company believes the fair value of these indemnification agreements is minimal. Accordingly, the Company has not recorded any liabilities for these agreements as of December 31, 2003.

Purchase Commitments

      As of December 31, 2003, the Company has minimum purchase commitments during 2004 of $1,200,000, and $300,000 with respect to the supply and processing of clinical trial material to be purchased from Takeda Chemical Industries, Ltd. and FACTA SPA, respectively. As of December 31, 2003, no amounts had been purchased under these agreements. During the three months ended March 31, 2004, the Company paid $1,200,000 under the purchase commitment.

      During 2003, the Company entered into a number of other contracts with investigators, clinical research organizations and other parties as part of its preclinical and clinical activities to develop its product candidates. However, financial commitments pursuant to these contracts are limited since the Company has the ability to cancel such contracts with no more than 30 days written notice.

Contingencies

      From time to time, the Company may become involved in claims and other legal matters arising in the ordinary course of business. Management is not currently aware of any matters that will have a material adverse affect on the financial position, results of operations or cash flows of the Company.

PENINSULA PHARMACEUTICALS, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS — (Continued)

10.	Stockholders’ Deficit

Convertible Preferred Stock

      The Board of Directors is authorized to determine the rights, preferences and terms of each series of convertible preferred stock. Collectively, Series A, A-1, B, B-1 and C are referred to as “convertible preferred stock” and have similar rights and preferences as outlined below.

      In October 2001 and February 2002, the Company issued 329,996 shares of Series A convertible preferred stock at $1.50 per share in exchange for net cash proceeds of $481,348. In August and October 2002, the Company issued 4,635,643 shares of Series B convertible preferred stock at $4.80 per share in exchange for net cash proceeds of $21,887,934.

      In December 2003, the Company amended its certificate of incorporation and increased the number of authorized shares of preferred stock to 49,896,942. The Company also issued 10,340,902 shares of Series C convertible preferred stock at a weighted average price of $5.61 per share in exchange for net cash proceeds of $57,931,057. In connection with the proposed initial public offering and pursuant to EITF 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios, the Company recorded a deemed dividend of $53,800,000 to reflect the beneficial conversion feature embedded in the Series C convertible preferred stock.

      The deemed dividend was limited to the proceeds from issuance for 7,007,569 of the Series C convertible preferred shares. The deemed dividend on the remaining shares issued was calculated as the difference between the reassessed fair value of common stock on the issuance date and the issue price of the Series C convertible preferred stock.

      The convertible preferred stock is redeemable upon the liquidation or winding up of the Company, a greater than 50% change of control or sale of substantially all of the assets of the Company. As the redemption event is outside the control of the Company, all shares of convertible preferred stock have been presented outside of permanent equity in accordance with EITF Topic D-98, Classification and Measurement of Redeemable Securities. Further, the Company has also elected not to adjust the carrying values of the Series A, Series B and Series C convertible preferred stock to the redemption value of such shares, since it is uncertain whether or when a redemption event will occur. In accordance with SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, if it becomes certain that the convertible preferred stock will become redeemable; the amount reclassified from equity will be equal to the fair value of the instrument on the date that the contingent event becomes certain.

Dividends

      Holders of the preferred stock, in preference to the holders of common stock, are entitled to receive, when and as declared by the Board of Directors, but only out of funds legally available, cash dividends at the rate of eight percent (8%) of the original issue price per annum on each outstanding share of preferred stock. Such dividends are noncumulative. Upon conversion to common stock, the holder is entitled to receive any declared and unpaid dividends on the shares of preferred stock being converted.

Liquidation Preference

      Upon liquidation of the Company, the preferred stockholders are entitled to receive, in preference to any distribution of assets to common stockholders, an amount equal to the original issue price plus all declared and unpaid dividends on the preferred stock.

PENINSULA PHARMACEUTICALS, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS — (Continued)

Voting

      Each share of preferred stock has voting rights equal to the number of common shares into which the preferred stock is convertible at the record date.

Conversion

      Each share of preferred stock may, at the option of the holder, be converted at any time into the number of shares of common stock to which the holder of the series preferred is entitled according to the applicable conversion rate. The conversion rate is initially set at one-to-one but may be adjusted in accordance with specific events outlined in the Certificate of Incorporation. The convertible preferred stock will be automatically converted immediately prior to the closing of an underwritten initial public offering of at least $10.56 per share and gross cash proceeds of at least $40,000,000.

Common Stock

      In December 2003, the Company amended its Certificate of Incorporation and increased the number of authorized shares of common stock to 100,000,000.

Voting Rights

      Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders of the Company.

Dividends

      Subject to the preferences that may be applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors. No dividends have been declared.

Founders Restricted Stock Purchases

      In 2001, the Company issued 1,666,665 shares of common stock to founders of the Company at $0.0003 per share. The Company has the right to repurchase the restricted stock at the original issue price. The Company’s right to repurchase the shares lapses 30% upon issuance and the remainder lapses ratably over three to four years. There is no gain or loss recorded in connection with the repurchase of restricted common stock.

      In December 2003, the Board of Directors modified the terms of the restricted stock purchase agreement with one of the Company’s founders and current executive. As a result, any unvested restricted shares outstanding upon the completion of the Company’s initial public offering will be immediately vested. In accordance with FIN No. 44, there will be no expense to record in connection with this modification unless the executive separates from the Company before the expiration of the original vesting period.

PENINSULA PHARMACEUTICALS, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS — (Continued)

      A summary of activity related to founders’ restricted common stock is set forth below:

Common Shares
Subject to
Repurchase

Founders’ shares originally issued	1,666,665
Repurchase right lapsed	(682,244)

Balance at December 31, 2001	984,421
Repurchase right lapsed	(296,827)
Repurchase right exercised on termination of employment	(181,496)

Balance at December 31, 2002	506,098
Repurchase right lapsed	(252,918)
Repurchase right exercised on termination of employment	(139,781)

Balance at December 31, 2003	113,399
Repurchase right lapsed (unaudited)	(52,601)

Balance at March 31, 2004 (unaudited)	60,798

Early Exercise of Employee Options

      In August 2002, the Company issued 70,666 shares of its common stock to three employees and one consultant under restricted stock purchase agreements pursuant to the early exercise of their stock options for cash. In 2003, the Company issued 63,664 shares of common stock under restricted stock purchase agreements to four employees pursuant to the early exercises of their stock options in exchange for cash. In 2004, the Company issued 108,443 shares of common stock under restricted stock purchase agreements to four employees pursuant to the early exercises of their stock options in exchange for cash. Unvested shares, which amounted to 68,166, 59,949, and 155,399 at December 31, 2002 and 2003, and March 31, 2004, respectively, are subject to a repurchase right held by the Company at the original issuance price in the event the optionees’ employment is terminated either voluntarily or involuntarily. For exercises of employee options, this right lapses 25% on the first anniversary of the agreement and in 36 equal monthly amounts thereafter. For exercises of consultant options, this right lapses in 12 equal monthly amounts. These repurchase terms are considered to be a forfeiture provision and do not result in variable accounting.

      In accordance with EITF No. 00-23, Issues Related to the Accounting for Stock Compensation under APB No. 25, and FIN No. 44, the shares purchased by the employees pursuant to the early exercise of stock options are not deemed to be outstanding until those shares vest. Therefore, cash received in exchange for these shares is recorded as liability for early exercise of stock options on the balance sheet, and will be transferred into common stock and additional paid-in capital as the shares vest. There were 47,034 unvested shares repurchased during the year ended December 31, 2003 from terminated employees.

PENINSULA PHARMACEUTICALS, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS — (Continued)

Shares Reserved for Issuance

      The Company is required to reserve and keep available out of its authorized but unissued shares of common stock a number of shares sufficient to effect the conversion of all outstanding shares of convertible preferred stock, plus shares granted and available for grant under the Company’s stock option plans. The Company had reserved shares of common stock for future issuance as follows:

	December 31,
			March 31,
	2002	2003	2004

			(Unaudited)
Conversion of Series A convertible preferred stock	329,996	329,996	329,996
Conversion of Series B convertible preferred stock	4,635,643	4,635,643	4,635,643
Conversion of Series C convertible preferred stock	—	10,340,902	10,340,902
2001 Stock Option Plan:
Options outstanding	258,030	1,291,295	1,489,082
Shares available for future grants	322,084	916,193	686,923
2003 Equity Incentive Plan	—	1,500,000	1,500,000
2003 Non-employee Directors’ Stock Option Plan	—	333,333	333,333

	5,545,753	19,347,362	19,315,879

11.	Options

2001 Stock Plan

      The Company’s 2001 Stock Plan (the “2001 Stock Plan”) was adopted and approved by the Board of Directors on September 8, 2001, reserving 166,666 shares of common stock for issuance pursuant to the 2001 Stock Plan. The 2001 Stock Plan was subsequently amended to increase the total number of shares reserved for issuance to 666,666 and 2,333,333 on April 30, 2002 and December 11, 2003, respectively. The 2001 Stock Plan provides for the granting of incentive and nonstatutory stock options to employees, officers, directors, and consultants of the Company. All option grants are issued at an exercise price equal to at least 85% of the estimated fair value of common stock, as established by the Board of Directors on the date of grant; provided that an individual who owns more than 10% of the total combined voting power of all classes of outstanding stock of the Company shall be granted options with a purchase price of at least 110% of the estimated fair value of the common stock on the date of grant.

PENINSULA PHARMACEUTICALS, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS — (Continued)

      Certain options granted under the 2001 Stock Plan may be exercisable immediately and all options vest over periods determined by the Board of Directors, generally up to 4 years, and expire no more than 10 years after the date of grant. Stock which is purchased prior to the option vesting is subject to the Company’s right of repurchase, which lapses over the vesting period. A summary of activity under the Plan is set forth below:

		Options Outstanding

			Weighted-
	Shares		Average
	Available for	Number of	Exercise
	Grant	Shares	Price

Balances at February 6, 2001	—	—	$—
Shares authorized	166,666	—	—

Balances at December 31, 2001	166,666	—	—
Shares authorized	500,000	—	—
Options granted	(343,862)	343,862	0.42
Options exercised	—	(85,832)	0.23

Balances at December 31, 2002	322,804	258,030	0.48
Shares authorized	1,666,666	—	—
Options granted	(1,157,093)	1,157,093	1.57
Options exercised	—	(40,012)	0.36
Options canceled	83,816	(83,816)	0.39

Balances at December 31, 2003	916,193	1,291,295	1.48
Options granted (unaudited)	(234,165)	234,165	2.69
Options exercised (unaudited)	—	(31,483)	1.00
Options canceled (unaudited)	4,895	(4,895)	1.08

Balances at March 31, 2004 (unaudited)	686,923	1,489,082	1.68

      Options presented as exercised in the table above for the years ended December 31, 2002 and 2003 and the three months ended March 31, 2004 include the vesting of outstanding common stock associated with the early exercise of stock options in previous periods.

      The following table summarizes information concerning outstanding and vested options under the 2001 Stock Plan as of December 31, 2003:

	Options Outstanding			Options Vested

		Weighted-Average
	Number	Remaining	Weighted-Average
Exercise Price	Outstanding	Contractual Life	Exercise Price	Number Vested

$0.23	8,866	8.16	$0.23	6,087
0.36	14,618	8.59	0.36	—
0.72	267,659	9.24	0.72	32,430
1.20	157,827	9.86	1.20	3,582
1.80	842,325	9.95	1.80	666

	1,291,295			42,765

PENINSULA PHARMACEUTICALS, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS — (Continued)

      The following table summarizes information concerning outstanding and vested options under the 2001 Stock Plan as of March 31, 2004 (unaudited):

	Options Outstanding			Options Vested

		Weighted-Average
	Number	Remaining	Weighted-Average
Exercise Price	Outstanding	Contractual Life	Exercise Price	Number Vested

$0.23	2,199	7.87	$0.23	2,199
0.36	13,265	8.34	0.36	1,807
0.72	252,530	9.00	0.72	36,404
1.20	157,827	9.61	1.20	3,790
1.80	962,429	9.71	1.80	47,170
3.60	31,165	9.88	3.60	—
4.00	69,667	9.93	4.00	—

	1,489,082			91,370

      In connection with the preparation of financial statements necessary for the filing of its Registration Statement, the Company reassessed the fair value of common stock during the period from January 1, 2002 to December 31, 2003. During the years ended December 31, 2002 and 2003 and the three months ended March 31, 2004, the Company issued options to acquire 343,862, 1,157,093 and 234,165 shares of common stock, respectively, where the exercise price was less than the reassessed fair value of common stock on the date of grant.

      The weighted-average fair value of options granted with exercise prices less than the reassessed fair value of common stock on the date of grant during the years ended December 31, 2002 and 2003 and the three months ended March 31, 2004 was $0.81, $8.35 and $9.94 per share, respectively.

      The weighted-average fair value of options granted with exercise prices equal to the reassessed fair value of common stock on the date of grant during the year ended December 31, 2002 was $0.17 per share.

2003 Equity Incentive Plan

      The Board of Directors adopted, and the stockholders approved, the 2003 Equity Incentive Plan (“2003 Equity Incentive Plan”) in December 2003 and February 2004, respectively. The 2003 Equity Incentive Plan provides for the grant of nonstatutory stock options to employees, directors and consultants. The number of shares reserved under the 2003 Equity Incentive Plan is 1,500,000. In addition, concurrent with completing the Company’s initial public offering, any shares available for future option grants under the 2001 Stock Plan will be added to the shares reserved under the 2003 Equity Incentive Plan. Further, annual increases in the number of shares available for issuance on the first day of each year beginning on January 1, 2005, will equal the lesser of:

•	5% of our then outstanding common stock, or

•	a lesser amount as determined by the Board of Directors.

      Option grants are issued with an exercise price as determined by the Board of Directors on the date of grant.

PENINSULA PHARMACEUTICALS, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS — (Continued)

2003 Non-Employee Directors’ Stock Option Plan

      The Board of Directors adopted, and the stockholders approved, the 2003 Non-Employee Directors’ Stock Option Plan (the “2003 Directors’ Plan”) in December 2003 and February 2004, respectively. The 2003 Directors’ Plan provides for the grant of stock options to non-employee directors. The number of shares reserved under the 2003 Directors’ Plan is 333,333, plus an annual increase in the number of shares available for issuance on the first day of each year beginning on January 1, 2005, equal to the lesser of:

•	the number of shares subject to options granted during the prior calendar year, and

•	an amount the Board may determine.

      Under the 2003 Directors’ Plan, each non-employee director at the date of the Company’s intended initial public offering, along with each non-employee director upon the date of his or her initial election to the Board after the Company’s intended initial public offering, shall receive an initial grant for an option to purchase 40,000 shares of the Company’s common stock.

      Each non-employee Director will be entitled to receive an annual grant of options to acquire 10,000 shares of common stock for board services.

      The exercise price of options shall be the fair market value of the common stock on the grant date, except for initial grants which will have an exercise price equal to the price of the initial public offering.

      Vesting of initial grants will occur in equal monthly installments over four years; annual grants will vest in equal monthly installments over one year.

Deferred Stock Compensation

      In connection with the grant of certain stock options to employees during the years ended December 31, 2002 and 2003 and three months ended March 31, 2004, the Company recorded deferred stock compensation of $114,600, $9,076,709 and $2,151,120, respectively, representing the difference between the reassessed fair value of the common stock and the option exercise price at the date of grant. Such amounts will be amortized over the vesting periods of the applicable options on a straight-line basis. The Company recorded employee stock compensation expense in the statement of operations of $2,525, $92,558 and $634,753 during the years ended December 31, 2002 and 2003 and the three months ended March 31, 2004, respectively.

      Total unamortized deferred stock compensation recorded for all option grants as of March 31 2004 will be amortized as follows: $2,119,908, $2,826,544, $2,821,681, $2,738,302 and $72,909 for the years ending December 31, 2004, 2005, 2006, 2007 and 2008, respectively.

Stock Options Granted to Non-employees

      During the years ended December 31, 2002 and 2003 and the three months ended March 31, 2004, the Company granted options to acquire 85,865, 22,997 and 3,332 shares of common stock, respectively, to non-employees (excluding consultant founders) under the 2001 Stock Plan. These options have been accounted for in accordance with SFAS No. 123 and EITF No. 96-18. Stock compensation expense of $5,324, $34,238 and $21,410 was recorded for the years ended December 31, 2002 and 2003 and the three months ended March 31, 2004, respectively.

      The fair value of options granted to non-employees during the year ended December 31, 2002 was estimated using the Black-Scholes method with the following weighted-average assumptions: a dividend yield of zero, a volatility of 0.65, risk-free interest rate of 4.81%, and a maximum contractual life of ten years.

PENINSULA PHARMACEUTICALS, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS — (Continued)

      The fair value of options granted to non-employees during the year ended December 31, 2003 was estimated using the Black-Scholes method with the following assumptions: a dividend yield of zero, a volatility of 0.65, risk-free interest rate of 4.02%, and a maximum contractual life of ten years.

      The fair value of options granted to non-employees during the three-month period ended March 31, 2004 was estimated using the Black-Scholes method with the following assumptions: a dividend yield of zero, a volatility of 0.65, risk-free interest rate of 4.02%, and a maximum contractual life of ten years.

      The Company recorded $46,200 for the estimated fair value of common stock options granted to a non-employee director in connection with the Series B convertible preferred stock financing completed in 2002. This amount was recorded as an issuance cost of the related financing.

12.	Income Taxes

      Significant components of the Company’s deferred tax assets are as follows:

	December 31,

	2002	2003

Net operating loss carryforwards	$1,650,691	$8,146,758
Research credits	107,492	544,626
Accrued expenses	134,513	235,684
Other	—	199,150

Total deferred tax assets	1,892,696	9,126,218
Less valuation allowance	(1,892,696)	(9,126,218)

Net deferred tax assets	$—	$—

      Realization of the deferred tax assets is dependent upon future taxable income, if any, the amount and timing of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $1,833,697 and $7,233,522 during the years ended December 31, 2002 and 2003, respectively.

      As of December 31, 2003, the Company had net operating loss carryforwards for federal income tax purposes of approximately $20,458,000 which will expire beginning in the year 2021. The Company also had California net operating loss carryforwards of approximately $20,429,000 which expire beginning in the year 2013. The Company also has federal and California research and development tax credits of approximately $324,000 and $339,000 respectively. The federal research credits will begin to expire in the year 2021, and the California research credits have no expiration date.

      Utilization of the Company’s net operating loss carryforwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. Such an annual limitation could result in the expiration of net operating losses and credits before utilization.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

      The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of the common stock being registered. All the amounts shown are estimates except the registration fee and the NASD filing fee.

SEC registration fee	$7,799
NASD filing fee	9,758
Nasdaq National Market initial listing fee	100,000
Blue sky qualification fees and expenses	5,000
Printing and engraving expenses	200,000
Legal fees and expenses	600,000
Accounting fees and expenses	550,000
Transfer agent and registrar fees	10,000
Miscellaneous	17,443

Total	$1,500,000

Item 14.	Indemnification of Officers and Directors

      As permitted by Section 145 of the Delaware General Corporation Law, the restated certificate of incorporation of the registrant authorizes the registrant to indemnify its directors and officers, through bylaw provisions, agreements or otherwise, in excess of the indemnification otherwise expressly permitted by Section 145, and the bylaws of the registrant provide that (i) the registrant is required to indemnify its directors and executive officers to the fullest extent not prohibited by the Delaware General Corporation Law, (ii) the registrant may, in its discretion, indemnify its other officers, employees and agents as set forth in the Delaware General Corporation Law, (iii) the registrant is required to advance all expenses incurred by its directors and executive officers in connection with certain legal proceedings, (iv) the rights conferred in the bylaws are not exclusive, and (v) the registrant is authorized to enter into indemnification agreements with its directors, officers, employees and agents.

      The registrant intends to enter into agreements with its directors and executive officers that require the registrant to indemnify such persons against expenses, judgments, fines, settlements, and other amounts that any such person becomes legally obligated to pay (including with respect to a derivative action) in connection with any proceeding, whether actual or threatened, to which such person may be made a party by reason of the fact that such person is or was a director or officer of the registrant or any of its affiliates, provided such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the registrant. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. At present, no litigation or proceeding is pending that involves a director or officer of the registrant regarding which indemnification is sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification.

      The underwriting agreement filed as exhibit 1.1 to this registration statement provides for indemnification under certain circumstances by the underwriters of the registrant, its directors, and certain of its officers for liabilities arising under the Securities Act of 1933, as amended, or otherwise.

      The registrant maintains a directors’ and officers’ insurance and registrant reimbursement policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses the registrant for those losses for which the registrant has lawfully indemnified the directors and officers. The policy contains various exclusions, none of which apply to this offering.

      The Amended and Restated Investor Rights Agreement between the registrant and certain investors provides for cross-indemnification in connection with registration of the registrant’s common stock on behalf of such investors.

Item 15.	Recent Sales of Unregistered Securities

      The following list sets forth information regarding all securities sold by us since February 2001 through May 20, 2004:

      (1) The registrant granted stock options to employees, directors and consultants under its Amended and Restated 2001 Stock Plan covering an aggregate of 1,896,620 shares of the registrant’s common stock, at a weighted average exercise price of $1.72 per share. Of these, options covering an aggregate of 361,429 shares have been exercised and options covering an aggregate of 75,426 shares were canceled without being exercised. The registrant relied on the exemption provided by Rule 701 of the Securities Act of 1933, as amended.

      (2) In June 2001, the registrant sold 1,683,331 shares of common stock at $0.0003 per share to six accredited investors for an aggregate offering price of $505. The registrant relied on the exemption from the registration requirements of the Securities Act of 1933, as amended, by virtue of Section 4(2) thereof and Rule 506 of Regulation D promulgated thereunder. To date, 473,114 shares of such shares have been repurchased by the registrant.

      (3) In July 2001 and February 2002, the registrant sold 329,996 shares of Series A preferred stock at $1.50 per share to nine accredited investors for an aggregate offering price of $495,000. The registrant relied on the exemption from the registration requirements of the Securities Act of 1933, as amended, by virtue of Section 4(2) thereof and Rule 506 of Regulation D promulgated thereunder.

      (4) In August 2002 and October 2002, the registrant sold 4,635,643 shares of Series B preferred stock at $4.80 per share to eight accredited investors for an aggregate offering price of $22,251,107.20. The registrant relied on the exemption from the registration requirements of the Securities Act of 1933, as amended, by virtue of Section 4(2) thereof and Rule 506 of Regulation D promulgated thereunder.

      (5) In November 2003, the registrant issued 577,000 shares of common stock to Domain Anti-Bacterial Acquisition Corporation for the assignment and transfer of certain intellectual property rights and the reimbursement of certain non-development costs. The registrant relied on the exemption from the registration requirements of the Securities Act of 1933, as amended, by virtue of Section 4(2) thereof and Rule 506 of Regulation D promulgated thereunder.

      (6) In December 2003, the registrant sold 7,007,569 shares of Series C preferred stock at $5.28 per share to 20 accredited investors and 3,333,333 shares of Series C Preferred Stock at $6.30 per share to one accredited investor for an aggregate offering price of $57,999,999.52. The registrant relied on the exemption from the registration requirements of the Securities Act of 1933, as amended, by virtue of Section 4(2) thereof and Rule 506 of Regulation D promulgated thereunder.

      Except as otherwise described above, there were no underwriters employed in connection with any of the transactions set forth in Item 15, and the registrant believes that each transaction was exempt from the registration requirements of the Securities Act of 1933, as amended, by virtue of Section 4(2) thereof and Regulation D promulgated thereunder or Rule 701.

      The recipients of the above-described securities represented their intention to acquire the securities for investment only and not with a view for distribution thereof. Appropriate legends were affixed to the stock certificates issued in such transactions. All recipients had adequate access, through employment or other relationships, to information about Peninsula Pharmaceuticals.

Item 16.     Exhibits and Financial Statement Schedules

          (a) Exhibits.

Exhibit
Number		Description of Document

1	.1+	Form of Underwriting Agreement.
3	.1+	Amended and Restated Certificate of Incorporation.
3	.2+	Amended and Restated Certificate of Incorporation to be effective upon completion of this offering.
3	.3+	Bylaws to be effective upon completion of this offering.
4.1		Reference is made to Exhibits 3.1, 3.2 and 3.3.
4	.2+	Specimen stock certificate.
5	.1+	Opinion of Cooley Godward LLP.
10	.1+	2001 Stock Plan and form of related agreements.
10	.2+	2003 Non-Employee Directors’ Stock Option Plan and form of related agreements.
10	.3+	2003 Equity Incentive Plan and form of related agreements.
10	.4+	Amended and Restated Investor Rights Agreement, dated December 11, 2003, between Registrant and holders of the Registrant’s Preferred Stock.
10	.5+	Form of Indemnity Agreement.
10	.6+	Sublease, dated October 30, 2002, between Lucent Technologies, Inc. and the Registrant.
10	.7+	First Amendment to Sublease, dated November 1, 2003, between SRM/PCCP Harbor Bay Associates, LLC and the Registrant.
10	.8+†	License Agreement, dated July 11, 2002, between Shionogi & Co., Ltd. and the Registrant.
10	.9+†	Memorandum concerning the License Agreement, dated October 18, 2002, between Shionogi & Co., Ltd. and the Registrant.
10	.10+†	Memorandum attaching Doripenem Development Plan to License Agreement, dated March 17, 2003, between Shionogi & Co., Ltd. and the Registrant.
10	.11+	First Amendment to License Agreement, dated July 16, 2003, between Shionogi & Co., Ltd. and the Registrant.
10	.12+	Second Amendment to License Agreement, dated December 10, 2003, between Shionogi & Co., Ltd. and the Registrant.
10	.13+†	Supply Agreement, dated July 16, 2003, between Shionogi & Co., Ltd. and the Registrant.
10	.14+	First Amendment to Supply Agreement, dated December 10, 2003, between Shionogi & Co., Ltd. and the Registrant.
10	.15+†	Agreement, dated September 30, 2003, between Takeda Chemical Industries, Ltd. and the Registrant.
10	.16(1)	Form of Executive Change of Control Agreement entered into with each of the Registrant’s executive officers.
10.17		Reserved.
10	.18+	Master Consulting Services Agreement, dated February 9, 2004, between InClin, Inc. and the Registrant.
23.1		Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
23	.2+	Consent of Cooley Godward LLP (included in Exhibit 5.1).
24.1		Power of Attorney. Reference is made to the signature page.

+	Previously filed.

†	Confidential treatment has been requested for a portion of this exhibit. The redacted portions have been filed separately with the SEC as required by Rule 406 of Regulation C.

(1)	Replaces previously filed exhibit.

Item 17.     Undertakings

      The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions described in Item 14 or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      The undersigned registrant undertakes that:

      (1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective, and

      (2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 5 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Alameda, State of California, on the 25th day of May, 2004.

PENINSULA PHARMACEUTICALS, INC.

By:	/s/ PAUL F. TRUEX

Paul F. Truex
President and Chief Executive Officer

POWER OF ATTORNEY

      Each person whose signature appears below constitutes and appoints Paul F. Truex and Stan E. Abel, and each of them acting alone, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement on Form S-1, and any registration statement filed under Rule 462 under the Securities Act, and any and all amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ PAUL F. TRUEX Paul F. Truex	President, Chief Executive Officer and Director (principal executive officer)	May 25, 2004

/s/ STAN E. ABEL Stan E. Abel	Chief Financial Officer (principal financial and accounting officer)	May 25, 2004

/s/ ECKARD WEBER* Eckard Weber, M.D.	Chairman of the Board of Directors	May 25, 2004

/s/ BRENTON AHRENS* Brenton Ahrens	Director	May 25, 2004

/s/ DANIEL BRADBURY* Daniel Bradbury	Director	May 25, 2004

/s/ DAVID MACCALLUM David MacCallum	Director	May 24, 2004

Signature		Title	Date

/s/ LOWELL SEARS* Lowell Sears		Director	May 25, 2004

/s/ ISAO TESHIROGI* Isao Teshirogi, Ph.D.		Director	May 25, 2004

*By:	/s/ STAN E. ABEL Stan E. Abel Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number		Description of Document

1	.1+	Form of Underwriting Agreement.
3	.1+	Amended and Restated Certificate of Incorporation.
3	.2+	Amended and Restated Certificate of Incorporation to be effective upon completion of this offering.
3	.3+	Bylaws to be effective upon completion of this offering.
4.1		Reference is made to Exhibits 3.1, 3.2 and 3.3.
4	.2+	Specimen stock certificate.
5	.1+	Opinion of Cooley Godward LLP.
10	.1+	2001 Stock Plan and form of related agreements.
10	.2+	2003 Non-Employee Directors’ Stock Option Plan and form of related agreements.
10	.3+	2003 Equity Incentive Plan and form of related agreements.
10	.4+	Amended and Restated Investor Rights Agreement, dated December 11, 2003, between Registrant and holders of the Registrant’s Preferred Stock.
10	.5+	Form of Indemnity Agreement.
10	.6+	Sublease, dated October 30, 2002, between Lucent Technologies, Inc. and the Registrant.
10	.7+	First Amendment to Sublease, dated November 1, 2003, between SRM/PCCP Harbor Bay Associates, LLC and the Registrant.
10	.8+	License Agreement, dated July 11, 2002, between Shionogi & Co., Ltd. and the Registrant.
10	.9+†	Memorandum concerning the License Agreement, dated October 18, 2002, between Shionogi & Co., Ltd. and the Registrant.
10	.10+	Memorandum attaching Doripenem Development Plan to License Agreement, dated March 17, 2003, between Shionogi & Co., Ltd. and the Registrant.
10	.11+	First Amendment to License Agreement, dated July 16, 2003, between Shionogi & Co., Ltd. and the Registrant.
10	.12+	Second Amendment to License Agreement, dated December 10, 2003 between Shionogi & Co., Ltd. and the Registrant.
10	.13+†	Supply Agreement, dated July 16, 2003, between Shionogi & Co., Ltd. and the Registrant.
10	.14+	First Amendment to Supply Agreement, dated December 10, 2003 between Shionogi & Co., Ltd. and the Registrant.
10	.15+	Agreement, dated September 30, 2003, between Takeda Chemical Industries, Ltd. and the Registrant.
10	.16(1)	Form of Executive Change of Control Agreement entered into with each of the Registrant’s executive officers.
10.17		Reserved.
10	.18+	Master Consulting Services Agreement, dated February 9, 2004, between InClin, Inc. and the Registrant.
23.1		Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
23	.2+	Consent of Cooley Godward LLP (included in Exhibit 5.1).
24.1		Power of Attorney. Reference is made to the signature page.

+	Previously filed.

†	Confidential treatment has been requested for a portion of this exhibit. The redacted portions have been filed separately with the SEC as required by Rule 406 of Regulation C.

(1)	Replaces previously filed exhibit.